INTERIM REPORT

For the nine months ended
September 30, 2013

CONSOLIDATED BALANCE SHEETS
as at September 30, 2013 and December 31, 2012
(unaudited - US$ millions)

	Notes	September 30, 2013	December 31, 2012
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations – $178.5; December 31, 2012 – $140.2)	5, 20	1,139.3	1,169.2
Insurance contract receivables		2,072.3	1,945.4
		3,211.6	3,114.6

Portfolio investments
Subsidiary cash and short term investments	5, 20	6,341.7	6,960.1
Bonds (cost $8,640.5; December 31, 2012 – $9,428.9)	5	9,256.3	10,803.6
Preferred stocks (cost $578.3; December 31, 2012 – $618.7)	5	573.8	605.1
Common stocks (cost $3,705.4; December 31, 2012 – $4,066.3)	5	4,316.1	4,399.1
Investments in associates (fair value $1,751.8; December 31, 2012 – $1,782.4)	5, 6	1,408.5	1,355.3
Derivatives and other invested assets (cost $663.0; December 31, 2012 – $524.0)	5, 7	230.7	181.0
Assets pledged for short sale and derivative obligations (cost $1,238.9; December 31, 2012 – $791.1)	5, 7	1,207.2	859.0
		23,334.3	25,163.2

Deferred premium acquisition costs		480.9	463.1
Recoverable from reinsurers (including recoverables on paid losses – $307.2; December 31, 2012 – $311.0)	10	4,932.2	5,290.8
Deferred income taxes		989.6	623.5
Goodwill and intangible assets		1,328.7	1,301.1
Other assets		1,349.1	984.9
		35,626.4	36,941.2

Liabilities
Subsidiary indebtedness	11	51.8	52.1
Accounts payable and accrued liabilities		1,858.9	1,877.7
Income taxes payable		54.8	70.5
Short sale and derivative obligations (including at the holding company – $43.2; December 31, 2012 – $41.2)	5, 7	222.1	238.2
Funds withheld payable to reinsurers		416.2	439.7
		2,603.8	2,678.2

Insurance contract liabilities	8	21,800.3	22,376.2
Long term debt	11	3,175.5	2,996.5
		24,975.8	25,372.7

Equity	12
Common shareholders’ equity		6,769.0	7,654.7
Preferred stock		1,166.4	1,166.4
Shareholders’ equity attributable to shareholders of Fairfax		7,935.4	8,821.1
Non-controlling interests		111.4	69.2
Total equity		8,046.8	8,890.3
		35,626.4	36,941.2

See accompanying notes.

CONSOLIDATED STATEMENTS OF EARNINGS
for the three and nine months ended September 30, 2013 and 2012
(unaudited - US$ millions except per share amounts)

		Third quarter		First nine months
	Notes	2013	2012	2013	2012
Revenue
Gross premiums written	18	1,954.1	1,851.7	5,551.5	5,498.4
Net premiums written	18	1,569.7	1,509.7	4,605.5	4,596.4

Gross premiums earned		1,949.0	1,945.1	5,437.3	5,184.8
Premiums ceded to reinsurers		(354.2)	(342.8)	(934.2)	(865.3)
Net premiums earned	18	1,594.8	1,602.3	4,503.1	4,319.5
Interest and dividends		61.2	100.5	272.8	335.9
Share of profit (loss) of associates		20.2	(5.2)	66.3	(5.0)
Net gains (losses) on investments	5	(828.6)	(23.6)	(1,234.9)	7.0
Other revenue	18	273.2	217.6	653.9	601.2
		1,120.8	1,891.6	4,261.2	5,258.6
Expenses
Losses on claims, gross	8	1,239.5	1,290.5	3,568.7	3,459.0
Losses on claims ceded to reinsurers		(213.8)	(226.4)	(729.0)	(579.3)
Losses on claims, net	19	1,025.7	1,064.1	2,839.7	2,879.7
Operating expenses	19	314.4	281.0	886.1	819.4
Commissions, net	10	246.0	248.6	721.0	670.0
Interest expense		53.4	51.5	159.9	156.0
Other expenses	19	261.9	208.1	630.2	587.4
		1,901.4	1,853.3	5,236.9	5,112.5
Earnings (loss) before income taxes		(780.6)	38.3	(975.7)	146.1
Provision for (recovery of) income taxes	14	(211.5)	2.6	(413.0)	17.5
Net earnings (loss)		(569.1)	35.7	(562.7)	128.6

Attributable to:
Shareholders of Fairfax		(571.7)	33.4	(567.9)	124.5
Non-controlling interests		2.6	2.3	5.2	4.1
		(569.1)	35.7	(562.7)	128.6

Net earnings (loss) per share	13	$(29.02)	$0.85	$(30.34)	$3.93
Net earnings (loss) per diluted share	13	$(29.02)	$0.84	$(30.34)	$3.88
Cash dividends paid per share		$—	$—	$10.00	$10.00
Shares outstanding (000) (weighted average)	13	20,231	20,330	20,236	20,340

See accompanying notes.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and nine months ended September 30, 2013 and 2012
(unaudited – US$ millions)

		Third quarter		First nine months
	Notes	2013	2012	2013	2012

Net earnings (loss)		(569.1)	35.7	(562.7)	128.6

Other comprehensive income (loss), net of income taxes	12

Items that may be subsequently reclassified to net earnings
Change in unrealized foreign currency translation gains (losses) on foreign operations		61.9	80.8	(113.9)	84.2
Change in gains (losses) on hedge of net investment in Canadian subsidiaries	7	(38.0)	(38.1)	48.6	(36.8)
Share of other comprehensive income (loss) of associates, excluding gains (losses) on defined benefit plans		2.1	1.5	(17.4)	(2.8)
		26.0	44.2	(82.7)	44.6
Items that will not be subsequently reclassified to net earnings
Share of gains (losses) on defined benefit plans of associates		2.4	—	5.0	(10.8)
Change in gains (losses) on defined benefit plans		—	—	0.9	(3.5)
		2.4	—	5.9	(14.3)

Other comprehensive income (loss), net of income taxes		28.4	44.2	(76.8)	30.3
Comprehensive income (loss)		(540.7)	79.9	(639.5)	158.9

Attributable to:
Shareholders of Fairfax		(540.7)	77.2	(638.1)	155.6
Non-controlling interests		—	2.7	(1.4)	3.3
		(540.7)	79.9	(639.5)	158.9

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the nine months ended September 30, 2013 and 2012
(unaudited - US$ millions)

	Subordinate voting shares	Multiple voting shares	Treasury shares (at cost)	Share-based payments	Retained earnings	Accumulated other comprehensive income	Common shareholders’ equity	Preferred shares	Equity attributable to shareholders of Fairfax	Non-controlling interests	Total equity
Balance as of January 1, 2013	3,243.3	3.8	(121.1)	26.8	4,389.8	112.1	7,654.7	1,166.4	8,821.1	69.2	8,890.3
Net earnings (loss) for the period	—	—	—	—	(567.9)	—	(567.9)	—	(567.9)	5.2	(562.7)
Other comprehensive income (loss), net of income taxes:
Change in unrealized foreign currency translation gains (losses) on foreign operations	—	—	—	—	—	(107.1)	(107.1)	—	(107.1)	(6.8)	(113.9)
Change in gains (losses) on hedge of net investment in Canadian subsidiaries	—	—	—	—	—	48.6	48.6	—	48.6	—	48.6
Share of other comprehensive income (loss) of associates, excluding gains (losses) on defined benefit plans	—	—	—	—	—	(17.4)	(17.4)	—	(17.4)	—	(17.4)
Share of gains (losses) on defined benefit plans of associates	—	—	—	—	—	5.0	5.0	—	5.0	—	5.0
Change in gains (losses) on defined benefit plans	—	—	—	—	—	0.7	0.7	—	0.7	0.2	0.9
Issuance of shares	—	—	5.7	(7.0)	—	—	(1.3)	—	(1.3)	—	(1.3)
Purchases and amortization	—	—	(11.7)	15.8	—	—	4.1	—	4.1	—	4.1
Common share dividends	—	—	—	—	(205.5)	—	(205.5)	—	(205.5)	(6.4)	(211.9)
Preferred share dividends	—	—	—	—	(46.0)	—	(46.0)	—	(46.0)	—	(46.0)
Net changes in capitalization (note 16)	—	—	—	—	1.1	—	1.1	—	1.1	50.0	51.1
Balance as of September 30, 2013	3,243.3	3.8	(127.1)	35.6	3,571.5	41.9	6,769.0	1,166.4	7,935.4	111.4	8,046.8

Balance as of January 1, 2012	3,243.3	3.8	(72.7)	12.9	4,138.2	102.4	7,427.9	934.7	8,362.6	45.9	8,408.5
Net earnings for the period	—	—	—	—	124.5	—	124.5	—	124.5	4.1	128.6
Other comprehensive income (loss), net of income taxes:
Change in unrealized foreign currency translation gains (losses) on foreign operations	—	—	—	—	—	84.1	84.1	—	84.1	0.1	84.2
Change in gains (losses) on hedge of net investment in Canadian subsidiaries	—	—	—	—	—	(36.8)	(36.8)	—	(36.8)	—	(36.8)
Share of other comprehensive income (loss) of associates, excluding gains (losses) on defined benefit plans	—	—	—	—	—	(2.8)	(2.8)	—	(2.8)	—	(2.8)
Share of gains (losses) on defined benefit plans of associates	—	—	—	—	—	(10.8)	(10.8)	—	(10.8)	—	(10.8)
Change in gains (losses) on defined benefit plans	—	—	—	—	—	(2.6)	(2.6)	—	(2.6)	(0.9)	(3.5)
Issuance of shares	—	—	0.9	(1.4)	—	—	(0.5)	231.7	231.2	—	231.2
Purchases and amortization	—	—	(19.7)	11.6	—	—	(8.1)	—	(8.1)	—	(8.1)
Common share dividends	—	—	—	—	(205.8)	—	(205.8)	—	(205.8)	(6.7)	(212.5)
Preferred share dividends	—	—	—	—	(44.6)	—	(44.6)	—	(44.6)	—	(44.6)
Net changes in capitalization (note 16)	—	—	—	—	—	—	—	—	—	19.9	19.9
Other	—	—	—	—	(2.0)	2.0	—	—	—	—	—
Balance as of September 30, 2012	3,243.3	3.8	(91.5)	23.1	4,010.3	135.5	7,324.5	1,166.4	8,490.9	62.4	8,553.3

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three and nine months ended September 30, 2013 and 2012
(unaudited - US$ millions)

		Third quarter		First nine months
	Notes	2013	2012	2013	2012
Operating activities
Net earnings (loss)		(569.1)	35.7	(562.7)	128.6
Depreciation, amortization and impairment charges		48.9	18.3	84.3	49.9
Net bond discount amortization		(8.1)	(13.8)	(28.3)	(37.3)
Amortization of share-based payment awards		5.6	4.1	15.8	11.6
Share of (profit) loss of associates		(20.2)	5.2	(66.3)	5.0
Deferred income taxes	14	(188.5)	(9.9)	(381.6)	(25.5)
Net (gains) losses on investments	5	828.6	23.6	1,234.9	(7.0)
Loss on repurchase of long term debt	11	—	—	3.4	0.8
Net (purchases) sales of securities classified as at FVTPL	20	476.3	(376.2)	914.4	1,263.2
Changes in operating assets and liabilities	20	(130.7)	307.0	(514.6)	78.4
Cash provided by (used in) operating activities		442.8	(6.0)	699.3	1,467.7

Investing activities
Sales of investments in associates and joint ventures	6	70.1	65.1	350.1	89.5
Purchases of investments in associates and joint ventures	6, 16	(42.0)	(52.2)	(251.9)	(133.3)
Net purchases of premises and equipment and intangible assets		(12.5)	(19.3)	(36.2)	(41.7)
Net purchases of subsidiaries, net of cash acquired	16	(29.1)	(140.1)	(75.3)	(191.5)
Decrease in restricted cash in support of purchase of subsidiary		—	65.0	—	—
Cash used in investing activities		(13.5)	(81.5)	(13.3)	(277.0)

Financing activities
Subsidiary indebtedness:	11
Issuances		18.3	10.6	34.8	39.7
Repayment		(5.1)	(5.9)	(45.6)	(19.9)
Long term debt:	11
Issuances		—	—	279.7	—
Issuance costs		—	—	(1.6)	—
Repayment		(1.0)	(1.0)	(53.9)	(95.6)
Preferred shares:	12
Issuances		—	—	—	239.1
Issuance costs		—	—	—	(7.4)
Purchase of subordinate voting shares for treasury		(0.5)	(1.0)	(11.7)	(19.7)
Subsidiary common shares:	16
Issuances to non-controlling interests		—	—	34.0	—
Issuance costs		—	—	(1.1)	—
Common share dividends		—	—	(205.5)	(205.8)
Preferred share dividends		(15.4)	(16.1)	(46.0)	(44.6)
Dividends paid to non-controlling interests		(0.4)	—	(6.4)	(6.7)
Cash used in financing activities		(4.1)	(13.4)	(23.3)	(120.9)
Increase (decrease) in cash, cash equivalents and bank overdrafts		425.2	(100.9)	662.7	1,069.8
Cash, cash equivalents and bank overdrafts – beginning of period		2,937.3	3,080.0	2,815.3	1,910.0
Foreign currency translation		34.4	65.8	(81.1)	65.1
Cash, cash equivalents and bank overdrafts – end of period	20	3,396.9	3,044.9	3,396.9	3,044.9

See accompanying notes.

Notes to Interim Consolidated Financial Statements
for the three and nine months ended September 30, 2013 and 2012
(unaudited – in US$ and $ millions except per share amounts and as otherwise indicated)

1.	Business Operations
Fairfax Financial Holdings Limited (“the company” or “Fairfax”) is a financial services holding company which, through its subsidiaries, is principally engaged in property and casualty insurance and reinsurance and the associated investment management. The holding company is federally incorporated and domiciled in Ontario, Canada.

2.	Basis of Presentation

These interim consolidated financial statements of the company for the three and nine months ended September 30, 2013 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard 34 Interim Financial Reporting. Accordingly, certain information and disclosures normally included in annual consolidated financial statements prepared in accordance with IFRS as issued by the IASB have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with the company’s annual consolidated financial statements for the year ended December 31, 2012, which have been prepared in accordance with IFRS as issued by the IASB. Where IFRS does not contain clear guidance governing the accounting treatment of certain transactions including those that are specific to insurance products, IFRS requires judgment in developing and applying an accounting policy, which may include reference to another comprehensive body of accounting principles. In these cases, the company considers the hierarchy of guidance in International Accounting Standard 8 Accounting Policies, Changes in Accounting Estimates and Errors and may refer to accounting principles generally accepted in the United States (“U.S. GAAP”). The interim consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments and as at fair value through profit and loss (“FVTPL”) financial assets and liabilities that have been measured at fair value.

These interim consolidated financial statements were approved for issue by the company’s Board of Directors on October 31, 2013.

3.	Summary of Significant Accounting Policies

The principal accounting policies applied to the preparation of these interim consolidated financial statements are as set out in the company's annual consolidated financial statements for the year ended December 31, 2012, prepared in accordance with IFRS as issued by the IASB. Those policies and methods of computation have been consistently applied to all periods presented except as described below.
Changes in accounting policies
The company has adopted the following new and revised standards, along with any consequential amendments, effective January 1, 2013. These changes were adopted in accordance with the applicable transitional provisions of each new or revised standard.

Amendments to IAS 1 Presentation of Financial Statements (“IAS 1”)
The amendments to IAS 1 change the presentation of items in the consolidated statement of comprehensive income. The amendments require the components of other comprehensive income to be presented in two separate groups, based on whether or not the components may be recycled to the consolidated statement of earnings in the future. The company retrospectively adopted these presentation changes on January 1, 2013, which did not result in any measurement adjustments to other comprehensive income or comprehensive income.

Amendments to IAS 19 Employee Benefits (“IAS 19”)
The amendments to IAS 19 require changes to the recognition and measurement of defined benefit pension and post retirement benefit expense and to the disclosures for all employee benefits. The net defined benefit liability (asset) is required to be recognized on the consolidated balance sheet without any deferral of actuarial gains and losses and past service costs as previously permitted. Past service costs are recognized in the consolidated statement of earnings when incurred. Expected returns on plan assets are no longer included in the determination of defined benefit expense. Instead, defined benefit expense includes the net interest on the net defined benefit liability (asset) calculated using a discount rate based on market yields on high quality bonds. Remeasurements consisting of actuarial gains and losses, the actual return on plan assets (excluding the net interest component) and any change in asset limitation amounts are recognized in other comprehensive income. All remeasurements recognized in other comprehensive income are subsequently included in accumulated other comprehensive income and cannot be recycled to the consolidated statement of earnings in the future, but are reclassified to retained earnings upon disposal of the related associate or subsidiary.

The company adopted the amendments to IAS 19 retrospectively which had no impact on total equity as at January 1, 2012 and December 31, 2012, nor was there any impact on net cash flows for the year ended December 31, 2012. The adjustments for each financial statement line item affected are presented below.

Adjustments within common shareholders' equity on the consolidated balance sheets

	Increase (decrease)
	December 31, 2012	January 1, 2012
Retained earnings	2.7	(15.6)
Accumulated other comprehensive income	(2.7)	15.6

Adjustments to consolidated statements of earnings

	2012
	Third quarter	First nine months
Net earnings before adoption of accounting change	37.0	132.6

Impact on net earnings of adoption of accounting change:
Operating expenses - increase	(1.4)	(4.4)
Other expenses - increase	(0.4)	(1.1)
Provision for income taxes - decrease	0.5	1.5
	(1.3)	(4.0)
Net earnings after adoption of accounting change	35.7	128.6

Attributable to:
Shareholders of Fairfax	33.4	124.5
Non-controlling interests	2.3	4.1
	35.7	128.6

Adjustments to consolidated statements of comprehensive income

	2012
	Third quarter	First nine months
Comprehensive income before adoption of accounting change	81.2	162.9
Impact on net earnings of adoption of accounting change	(1.3)	(4.0)
Comprehensive income after adoption of accounting change	79.9	158.9

Attributable to:
Shareholders of Fairfax	77.2	155.6
Non-controlling interests	2.7	3.3
	79.9	158.9

IFRS 13 Fair Value Measurement (“IFRS 13”)
IFRS 13 provides a single comprehensive framework for measuring fair value. IFRS 13 applies to IFRS that require or permit fair value measurement, but does not address when to measure fair value or require additional use of fair value. The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk. The new standard requires disclosures similar to those in IFRS 7 Financial Instruments: Disclosures (“IFRS 7”), but applies to substantially all assets and liabilities measured at fair value, whereas IFRS 7 applies only to financial assets and liabilities measured at fair value. The company adopted IFRS 13 prospectively on January 1, 2013. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the company to measure fair value and did not result in any measurement adjustments as at January 1, 2013. However, certain interim disclosures under IAS 34 Interim Financial Reporting related to the fair value of financial instruments have been expanded.

IFRS 10 Consolidated Financial Statements (“IFRS 10”)
IFRS 10 introduces a single consolidation model that uses the same criteria to determine control for entities of all types, irrespective of whether the investee is controlled by voting rights or other contractual arrangements. Under IFRS 10, an investee is consolidated only if the investor possesses power over the investee, has exposure to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect its returns. The principle that a consolidated entity presents a parent and its subsidiaries as a single entity remains unchanged, as do the mechanics of consolidation. IFRS 10 supersedes the guidance in IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation - Special Purpose Entities. The company assessed its subsidiaries and investees on January 1, 2013 and determined that the adoption of IFRS 10 did not result in any changes within its consolidated financial reporting.

IFRS 11 Joint Arrangements (“IFRS 11”)
IFRS 11 establishes principles for financial reporting by parties to a joint arrangement, and only differentiates between joint operations and joint ventures. The option to apply proportionate consolidation when accounting for joint ventures has been removed and equity accounting is now applied in accordance with IAS 28 Investments in Associates and Joint Ventures. IFRS 11 supersedes existing guidance under IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities - Non Monetary Contributions by Venturers. The company assessed its investments in associates and joint arrangements on January 1, 2013 and determined that the adoption of IFRS 11 did not result in any measurement changes within its consolidated financial reporting.
IAS 28 Investments in Associates and Joint Ventures (“IAS 28”)
IAS 28 has been amended to be consistent with the changes to accounting for joint arrangements in IFRS 11. The amended standard prescribes the accounting for investments in associates and provides guidance on the application of the equity method when accounting for investments in associates and joint ventures. Retrospective adoption of the amended standard on January 1, 2013 did not result in any measurement changes within the company's consolidated financial reporting.

4.	Critical Accounting Estimates and Judgments

In the preparation of the company's interim consolidated financial statements, management has made a number of estimates and judgments which are consistent with those as described in the company's annual consolidated financial statements for the year ended December 31, 2012. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

5.	Cash and Investments

Holding company cash and investments, portfolio investments and short sale and derivative obligations are classified as at FVTPL, except for investments in associates and other invested assets which are classified as other, and are shown in the table below:

	September 30, 2013	December 31, 2012
Holding company:
Cash and cash equivalents (note 20)	139.0	212.9
Short term investments	365.9	426.5
Short term investments pledged for short sale and derivative obligations	174.5	140.2
Bonds	143.9	115.9
Bonds pledged for short sale and derivative obligations	4.0	—
Preferred stocks	40.3	46.3
Common stocks	254.7	170.1
Derivatives (note 7)	17.0	57.3
	1,139.3	1,169.2
Short sale and derivative obligations (note 7)	(43.2)	(41.2)
	1,096.1	1,128.0

Portfolio investments:
Cash and cash equivalents (note 20)	3,574.0	2,728.6
Short term investments	2,767.7	4,231.5
Bonds	9,256.3	10,803.6
Preferred stocks	573.8	605.1
Common stocks	4,316.1	4,399.1
Investments in associates (note 6)	1,408.5	1,355.3
Derivatives (note 7)	199.6	149.7
Other invested assets	31.1	31.3
	22,127.1	24,304.2

Assets pledged for short sale and derivative obligations:
Cash and cash equivalents (note 20)	60.2	51.1
Short term investments	135.6	307.1
Bonds	1,011.4	500.8
	1,207.2	859.0
	23,334.3	25,163.2
Short sale and derivative obligations (note 7)	(178.9)	(197.0)
	23,155.4	24,966.2
Common stocks included investments in limited partnerships with a carrying value of $826.9 at September 30, 2013 ($468.6 at December 31, 2012).

Fixed Income Maturity Profile
Bonds are summarized by the earliest contractual maturity date in the table below. Actual maturities may differ from maturities shown below due to the existence of call and put features. At September 30, 2013 bonds containing call and put features represented approximately $5,871.1 and $69.8 respectively ($6,332.7 and $77.5 at December 31, 2012 respectively) of the total fair value of bonds in the table below.

	September 30, 2013		December 31, 2012
	Amortized cost	Fair value	Amortized cost	Fair value
Due in 1 year or less	1,021.5	1,185.1	849.5	1,008.2
Due after 1 year through 5 years	3,899.9	4,390.8	2,625.8	2,984.3
Due after 5 years through 10 years	976.0	1,046.6	2,828.3	3,409.4
Due after 10 years	3,966.5	3,793.1	3,685.8	4,018.4
	9,863.9	10,415.6	9,989.4	11,420.3
Fair Value Disclosures
The company’s use of quoted market prices (Level 1), valuation models using observable market information as inputs (Level 2) and valuation models without observable market information as inputs (Level 3) in the recurring valuation of securities and derivative contracts by type of issuer was as follows:

	September 30, 2013				December 31, 2012
	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash and cash equivalents	3,773.2	3,773.2	—	—	2,992.6	2,992.6	—	—

Short term investments:
Canadian provincials	225.4	225.4	—	—	1,375.1	1,375.1	—	—
U.S. treasury	2,774.1	2,774.1	—	—	3,137.6	3,137.6	—	—
Other government	364.8	364.8	—	—	508.3	468.3	40.0	—
Corporate and other	79.4		79.4	—	84.3	—	84.3	—
	3,443.7	3,364.3	79.4	—	5,105.3	4,981.0	124.3	—
Bonds:
Canadian government	19.4	—	19.4	—	21.1	—	21.1	—
Canadian provincials	126.9	—	126.9	—	133.4	—	133.4	—
U.S. treasury	1,517.4	—	1,517.4	—	1,520.8	—	1,520.8	—
U.S. states and municipalities	6,263.2	—	6,263.2	—	6,867.8	—	6,867.8	—
Other government	1,127.4	—	1,127.4	—	1,204.1	—	1,204.1	—
Corporate and other	1,361.3	—	1,272.8	88.5	1,673.1	—	1,554.0	119.1
	10,415.6	—	10,327.1	88.5	11,420.3	—	11,301.2	119.1
Preferred stocks:
Canadian	138.2	—	82.3	55.9	142.1	—	87.5	54.6
U.S.	444.1	—	424.5	19.6	461.6	—	426.2	35.4
Other	31.8	—	31.8	—	47.7	—	47.7	—
	614.1	—	538.6	75.5	651.4	—	561.4	90.0
Common stocks:
Canadian	752.4	717.7	7.4	27.3	1,064.1	1,022.5	16.5	25.1
U.S.	1,070.7	652.3	25.2	393.2	1,748.8	1,395.4	35.3	318.1
Other	2,747.7	1,824.0	377.8	545.9	1,756.3	1,121.7	365.7	268.9
	4,570.8	3,194.0	410.4	966.4	4,569.2	3,539.6	417.5	612.1

Derivatives and other invested assets(1)	224.8	—	94.3	130.5	215.0	—	99.2	115.8

Short sale and derivative obligations	(222.1)	—	(222.1)	—	(238.2)	—	(238.2)	—

Holding company cash and investments and portfolio investments measured at fair value	22,820.1	10,331.5	11,227.7	1,260.9	24,715.6	11,513.2	12,265.4	937.0

	100.0%	45.3%	49.2%	5.5%	100.0%	46.6%	49.6%	3.8%

(1)	Excluded from these totals are certain real estate investments at September 30, 2013 of $22.9 ($23.3 at December 31, 2012) which are carried at cost less any accumulated amortization and impairment.

There were no changes to the valuation techniques used compared to those described in the Summary of Significant Accounting Policies in the company's annual consolidated financial statements for the year ended December 31, 2012.
Transfers between fair value hierarchy levels are considered effective from the beginning of the reporting period in which the transfer is identified. During the three and nine months ended September 30, 2013 and 2012 there were no significant transfers of financial instruments between Level 1 and Level 2 in the fair value hierarchy and there were no transfers of financial instruments in or out of Level 3 as a result of changes in the observability of valuation inputs.
Included in Level 3 are investments in CPI-linked derivatives, certain private placement debt securities and common and preferred shares of private companies. CPI-linked derivatives are classified within holding company cash and investments, or in derivatives and other invested assets in portfolio investments on the consolidated balance sheets and are valued using broker-dealer quotes which management has determined utilize market observable inputs except for the inflation volatility input which is not market observable. Private placement debt securities are classified within holding company cash and investments and bonds on the consolidated balance sheets and are valued using industry accepted discounted cash flow models that incorporate the credit spreads of the issuers, an input which is not market observable. Limited partnerships, private equity funds and private company common shares are classified within holding company cash and investments and common stocks on the consolidated balance sheets. As a practical expedient, these investments are primarily valued using net asset value statements provided by the respective third party fund managers and general partners. The fair values in those statements are determined using quoted prices of the underlying assets, and to a lesser extent, observable inputs where available and unobservable inputs, in conjunction with industry accepted valuation models, where required. In some instances, private equity funds and limited partnerships are classified as Level 3 because they may require at least three months of notice to liquidate. Reasonably possible changes in the value of unobservable inputs would not significantly change the fair value of investments classified as Level 3 in the fair value hierarchy.
A summary of changes in the fair values of Level 3 financial assets measured at fair value on a recurring basis for the nine months ended September 30 follows:

	2013
	Private placement debt securities	Private company preferred shares	Limited partnerships	Private equity funds	Private company common shares	CPI-linked derivatives	Total
Balance - January 1	119.1	90.0	314.7	122.1	175.3	115.8	937.0
Total net realized and unrealized gains (losses) included in net gains (losses) on investments	5.2	(17.6)	20.4	18.3	(1.0)	(102.2)	(76.9)
Purchases	4.2	3.1	344.6	20.6	8.9	116.9	498.3
Sales	(40.0)		(16.7)	(40.3)	(0.5)	—	(97.5)
Balance - September 30	88.5	75.5	663.0	120.7	182.7	130.5	1,260.9

	2012
	Private placement debt securities	Private company preferred shares	Limited partnerships	Private equity funds	Private company common shares	CPI-linked derivatives	Total
Balance - January 1	60.0	8.3	193.3	106.1	125.0	208.2	700.9
Total net realized and unrealized gains (losses) included in net gains (losses) on investments	(7.4)	(4.3)	27.8	12.9	2.2	(103.5)	(72.3)
Purchases	75.2	—	98.0	40.2	29.1	20.2	262.7
Sales	(15.7)	—	(26.7)	(12.6)	—	—	(55.0)
Balance - September 30	112.1	4.0	292.4	146.6	156.3	124.9	836.3
The company employs dedicated personnel responsible for the valuation of the company's investment portfolio. Detailed valuations are performed for those financial instruments that are priced internally, while external pricing received from independent pricing service providers and third party broker-dealers are evaluated by the company for reasonableness. The company's Chief Financial Officer oversees the valuation function and regularly reviews valuation processes and results, including at each quarterly reporting period. Significant valuation matters, particularly those requiring extensive judgment, are communicated to the company's Audit Committee.

Net gains (losses) on investments

	Third quarter
	2013			2012
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains(losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments
Net gains (losses) on investments:
Bonds	2.6	(165.9)	(163.3)	204.2	64.3	268.5
Preferred stocks	(1.2)	30.4	29.2	0.1	0.7	0.8
Common stocks	256.0	(23.6)	232.4	151.3	101.6	252.9
	257.4	(159.1)	98.3	355.6	166.6	522.2

Derivatives:
Common stock and equity index short positions(1)	(632.6)	(183.8)	(816.4)	(490.8)	66.4	(424.4)
Common stock and equity index long positions(1)	49.4	(36.3)	13.1	20.7	(53.4)	(32.7)
Credit default swaps	—	(1.1)	(1.1)	(10.7)	(1.2)	(11.9)
Equity warrants	—	(0.2)	(0.2)	—	1.7	1.7
CPI-linked contracts	—	(63.7)	(63.7)	—	(38.3)	(38.3)
Other	(14.3)	(26.4)	(40.7)	3.2	(7.9)	(4.7)
	(597.5)	(311.5)	(909.0)	(477.6)	(32.7)	(510.3)

Foreign currency gains (losses) on:
Investing activities	(10.9)	(6.0)	(16.9)	(23.9)	6.8	(17.1)
Underwriting activities	20.5	—	20.5	(1.2)	—	(1.2)
Foreign currency contracts	(2.6)	(26.1)	(28.7)	17.2	(34.1)	(16.9)
	7.0	(32.1)	(25.1)	(7.9)	(27.3)	(35.2)
Other	0.7	6.5	7.2	—	(0.3)	(0.3)
Net gains (losses) on investments	(332.4)	(496.2)	(828.6)	(129.9)	106.3	(23.6)

	First nine months
	2013			2012
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains(losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments
Net gains (losses) on investments:
Bonds	75.9	(903.3)	(827.4)	449.6	240.5	690.1
Preferred stocks	(1.2)	3.0	1.8	0.6	(15.8)	(15.2)
Common stocks	403.0	299.4	702.4	227.9	56.5	284.4
	477.7	(600.9)	(123.2)	678.1	281.2	959.3

Derivatives:
Common stock and equity index short positions(1)	(1,453.5)	44.1	(1,409.4)	(798.2)	(59.4)	(857.6)
Common stock and equity index long positions(1)	248.4	(11.8)	236.6	47.0	23.2	70.2
Credit default swaps	(30.3)	29.6	(0.7)	(12.6)	(27.8)	(40.4)
Equity warrants(2)	32.4	(16.7)	15.7	—	0.8	0.8
CPI-linked contracts	—	(112.5)	(112.5)	—	(99.3)	(99.3)
Other	30.1	(53.1)	(23.0)	70.5	(45.2)	25.3
	(1,172.9)	(120.4)	(1,293.3)	(693.3)	(207.7)	(901.0)

Foreign currency gains (losses) on:
Investing activities	(16.9)	62.4	45.5	(68.9)	(15.1)	(84.0)
Underwriting activities	7.3	—	7.3	6.0	—	6.0
Foreign currency contracts	(10.1)	6.9	(3.2)	32.3	(36.5)	(4.2)
	(19.7)	69.3	49.6	(30.6)	(51.6)	(82.2)
Gain on disposition of associates(2)	130.2	—	130.2	29.8	—	29.8
Other	1.6	0.2	1.8	2.2	(1.1)	1.1
Net gains (losses) on investments	(583.1)	(651.8)	(1,234.9)	(13.8)	20.8	7.0

(1)
Amounts recorded in net realized gains (losses) include net gains (losses) on total return swaps where the counterparties are required to cash-settle on a quarterly or monthly basis the market value movement since the previous quarterly or monthly reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement.

(2)
On April 16, 2013 the company sold all of its investments in Imvescor common shares and equity warrants for total proceeds of $25.7 (Cdn$26.1) and recognized net realized gains of $6.2 on common shares (including amounts previously recorded in accumulated other comprehensive income) and $7.7 on equity warrants.

On March 28, 2013 the company sold all of its ownership interest in The Brick Ltd. for net proceeds of $217.7 (Cdn$221.2) and recognized a net gain on investment of $111.9 (including amounts previously recorded in accumulated other comprehensive income). Net proceeds consisted of cash and convertible debentures issued by Leon's Furniture Limited.
On January 18, 2013 the company sold all of its ownership interest in a private company for net cash proceeds of $14.0 and recognized a net gain on investment of $12.1.

On April 13, 2012, the company sold all of its interest in Fibrek Inc. to Resolute Forest Products and received cash consideration of $18.5 (Cdn$18.4) and Resolute Forest Products common shares with a fair value of $12.8 (Cdn$12.7), and recognized a net gain on investment of $29.8 (including amounts previously recorded in accumulated other comprehensive income).

6.	Investments in Associates
Investments in associates and joint arrangements recorded using the equity method of accounting, the company's ownership interests, their fair values and carrying values were as follows:

	September 30, 2013			December 31, 2012
	Ownership Percentage	Fair value	Carrying value	Ownership Percentage	Fair value	Carrying value
Portfolio investments
Investments in associates:
Resolute Forest Products Inc. ("Resolute")(1)	30.5%	381.5	363.3	25.6%	326.2	280.6
ICICI Lombard General Insurance Company Limited ("ICICI Lombard")(2)	26.0%	257.8	83.6	26.0%	223.9	75.3
Gulf Insurance Company ("Gulf Insurance")	41.4%	256.7	211.0	41.4%	258.3	217.9
Thai Re Public Company Limited ("Thai Re")	23.8%	121.7	63.5	23.2%	132.7	59.3
Eurobank Properties REIC ("Eurobank Properties")	18.0%	106.9	70.3	18.0%	69.8	66.6
MEGA Brands Inc. ("MEGA Brands")(3)	27.4%	99.2	82.4	21.9%	34.9	43.3
Arbor Memorial Services Inc. ("Arbor Memorial")	41.8%	48.2	51.8	39.5%	47.0	47.0
Singapore Reinsurance Corporation Limited ("Singapore Re")	27.1%	33.9	36.6	27.0%	34.7	36.3
Falcon Insurance PLC ("Falcon Thailand")	40.5%	7.7	7.7	40.5%	7.2	7.2
The Brick Ltd. ("The Brick")(4)	—	—	—	33.7%	220.1	108.5
Imvescor Restaurant Group Inc. ("Imvescor")(5)	—	—	—	23.6%	9.3	7.3
KWF Real Estate Ventures Limited Partnerships ("KWF LPs")(6)	—	355.2	355.2	—	324.0	324.0
Partnerships, trusts and other(7)	—	83.0	83.1	—	94.3	82.0
		1,751.8	1,408.5		1,782.4	1,355.3

(1)
The company increased its ownership interest in Resolute from 25.6% at December 31, 2012 to 30.5% at September 30, 2013 following the receipt of common shares distributed pursuant to the bankruptcy proceedings of certain predecessor companies of Resolute (where the company was a holder of unsecured debt obligations) and through the purchase of Resolute common shares on the open market.

(2)	During the first quarter of 2013 the company participated in ICICI Lombard's rights offering and paid $4.8 to maintain its 26.0% ownership interest.

(3)
On March 26, 2013 the company converted all of its MEGA Brands warrants into 2,699,400 common shares for cash purchase consideration of $26.4 (Cdn$26.8), increasing its ownership to 28.1% from 21.9%. Warrants exercised by other investors during the second quarter of 2013 diluted the company's ownership to 27.4% at September 30, 2013.

(4)
On March 28, 2013 the company sold all of its ownership interest in The Brick for net proceeds of Cdn$221.2 (Cdn$5.40 per common share) and recognized a net gain on investment of $111.9 (including amounts previously recorded in accumulated other comprehensive income). Net proceeds consisted of cash and convertible debentures issued by Leon's Furniture Limited.

(5)
On April 16, 2013 the company sold all of its investments in Imvescor common shares and equity warrants for total proceeds of $25.7 (Cdn$26.1) and recognized net realized gains of $6.2 on common shares (including amounts previously recorded in accumulated other comprehensive income) and $7.7 on equity warrants.

(6)
The KWF LPs are partnerships formed between the company and Kennedy-Wilson, Inc. and its affiliates to invest in U.S. and international real estate properties. These partnerships are considered joint ventures under IFRS 11 and are accounted for using the equity method.

(7)	On January 18, 2013 the company sold all of its ownership interest in a private company for net proceeds of $14.0 and recognized a net gain on investment of $12.1.

The company's strategic investment of $107.4 at September 30, 2013 ($107.9 at December 31, 2012) in 15.0% of Alltrust Insurance Company of China Ltd. ("Alltrust") is classified as at FVTPL within common stocks on the consolidated balance sheets.

7.	Short Sales and Derivatives
The following table summarizes the notional amount and fair value of the company’s derivative financial instruments:

	September 30, 2013				December 31, 2012
	Cost	Notional amount	Fair value		Cost	Notional amount	Fair value
			Assets	Liabilities			Assets	Liabilities
Equity derivatives:
Equity index total return swaps – short positions	—	6,038.3	22.3	75.2	—	6,235.5	19.6	136.0
Equity total return swaps – short positions	—	1,775.1	6.3	75.3	—	1,433.0	4.1	55.1
Equity total return swaps – long positions	—	1,270.2	1.6	26.2	—	1,021.8	3.5	16.4
Warrants	0.5	0.5	0.2	—	19.3	68.5	36.0	—
Credit derivatives:
Credit default swaps	9.2	895.7	0.8	—	43.2	1,898.7	1.7	—
Warrants	2.7	90.0	0.1	—	2.7	90.0	1.3	—
CPI-linked derivative contracts	542.3	81,337.0	130.5	—	454.1	48,436.0	115.8	—
Foreign exchange forward contracts	—	—	25.8	35.0	—	—	3.8	20.6
Other derivative contracts	—	—	29.0	10.4	—	—	21.2	10.1
Total			216.6	222.1			207.0	238.2
The company is exposed to significant market risk (comprised of foreign currency risk, interest rate risk and other price risk) through its investing activities. Derivative contracts entered into by the company, with limited exceptions, are considered economic hedges and are not designated as hedges for financial reporting purposes.

Equity contracts
The company has economically hedged its equity and equity-related holdings (comprised of common stocks, convertible preferred stocks, convertible bonds, certain investments in associates and equity-related derivatives) against a potential decline in equity markets by way of short positions effected through equity and equity index total return swaps, including short positions in certain equity indexes and individual equities as set out in the table below. The company's equity hedges are structured to provide a return which is inverse to changes in the fair values of the equity indexes and certain individual equities. At September 30, 2013 equity hedges with a net notional amount of $7,813.4 ($7,668.5 at December 31, 2012) represented 100.1% (100.6% at December 31, 2012) of the company's equity and equity-related holdings of $7,808.7 ($7,626.5 at December 31, 2012). Net losses related to the company's equity and equity-related holdings after equity hedges in the third quarter and first nine months of 2013 of $477.8 and $301.7 respectively were inclusive of net realized gains of $256.0 and $578.4 respectively recognized on sales of equity and equity-related holdings with original costs of $699.3 and $1,492.5 respectively. Concurrent with these sales, the company closed out a portion of its hedges to match the amount of equity and equity-related holdings sold and to rebalance its equity hedge ratio to approximately 100%. In the third quarter of 2013, the company closed S&P 500 and Russell 2000 short equity index total return swaps with original notional amounts of $644.9 and $350.6 respectively ($710.4 and $350.6 in the first nine months of 2013 respectively) and in doing so realized losses of $577.0 ($611.5 in the first nine months of 2013). During the third quarter of 2013, the company initiated short positions in individual equity total return swaps with an original notional amount of nil ($389.8 in the first nine months of 2013) net of positions closed.
During the third quarter and first nine months of 2013 the company paid net cash of $632.6 and $1,453.5 respectively (paid net cash of $490.8 and $798.2 during the third quarter and first nine months of 2012 respectively) in connection with the reset provisions of its short equity and equity index total return swaps. Refer to note 17 for a tabular analysis followed by a discussion of the company's hedges of equity price risk and the related basis risk.

	September 30, 2013				December 31, 2012
Underlying short equity and equity index total return swaps	Units	Original notional amount(1)	Weighted average index value	Index value at period end	Units	Original notional amount(1)	Weighted average index value	Index value at period end
Russell 2000	47,614,922	3,151.3	661.83	1,073.79	52,881,400	3,501.9	662.22	849.35
S&P 500	3,828,278	406.9	1,062.76	1,681.55	10,532,558	1,117.3	1,060.84	1,426.19
S&P/TSX 60	13,044,000	206.1	641.12	732.89	13,044,000	206.1	641.12	713.72
Other equity indices	—	140.0	—	—	—	140.0	—	—
Individual equities	—	1,621.1	—	—	—	1,231.3	—	—

(1)	The aggregate notional amounts on the dates that the short positions were first initiated.

As at September 30, 2013 the company had entered into long equity total return swaps on individual equities for investment purposes with an original notional amount of $975.8 ($975.8 at December 31, 2012). During the third quarter and first nine months of 2013 the company received net cash of $49.4 and $248.4 respectively (received net cash of $20.7 and $47.0 during the third quarter and first nine months of 2012 respectively) in connection with the reset provisions of its long equity total return swaps (excluding the impact of collateral requirements).

At September 30, 2013 the fair value of the collateral deposited for the benefit of derivative counterparties included in holding company cash and investments, or in assets pledged for short sale and derivative obligations was $1,385.7 ($999.2 at December 31, 2012), comprised of collateral of $1,044.1 ($847.5 at December 31, 2012) required to be deposited to enter into such derivative contracts (principally related to total return swaps) and $341.6 ($151.7 at December 31, 2012) securing amounts owed to counterparties to the company's derivative contracts arising in respect of changes in the fair values of those derivative contracts since the most recent reset date.
Equity warrants were acquired in conjunction with the company's investment in debt securities of various Canadian companies. At September 30, 2013 the warrants have expiration dates ranging from 2 years to 9 years (2 years to 10 years at December 31, 2012).
Credit contracts
At September 30, 2013 the company's remaining credit default swaps have a weighted average life of less than one year (less than one year at December 31, 2012) and a notional amount and fair value of $895.7 and $0.8 respectively ($1,898.7 and $1.7 respectively at December 31, 2012).
CPI-linked derivative contracts
The company has purchased derivative contracts referenced to consumer price indices (“CPI”) in the geographic regions in which it operates which serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. At September 30, 2013 these contracts have a remaining weighted average life of 7.7 years (7.7 years at December 31, 2012) and a notional amount and fair value as shown in the table above. In the event of a sale, expiration or early settlement of any of these contracts, the company would receive the fair value of that contract on the date of the transaction. The company's maximum potential loss on any contract is limited to the original cost of that contract. The following table summarizes the notional amounts and weighted average strike prices of CPI indices underlying the company's CPI-linked derivative contracts:

	September 30, 2013				December 31, 2012
	Notional Amount		Weighted average strike price	Index value at period end	Notional Amount		Weighted average strike price	Index value at period end
Underlying CPI Index	Original currency	U.S. dollars			Original currency	U.S. dollars
United States	33,725.0	33,725.0	230.37	234.15	19,625.0	19,625.0	223.98	229.60
United Kingdom	3,300.0	5,344.0	243.82	251.90	550.0	894.1	216.01	246.80
European Union	28,475.0	38,545.4	109.57	117.11	20,425.0	26,928.1	109.74	116.39
France	2,750.0	3,722.6	123.42	125.60	750.0	988.8	120.09	125.02
		81,337.0				48,436.0

During the third quarter and first nine months of 2013 the company purchased notional amounts of $4,650.0 and $31,677.7 respectively of CPI-linked derivative contracts at a cost of $15.3 and $98.0 respectively. The company also paid additional premiums of nil and $18.9 in the third quarter and first nine months of 2013 respectively ($20.2 in each of the third quarter and first nine months of 2012) to increase the strike price of its CPI-linked derivative contracts (primarily its U.S. CPI-linked derivatives). These transactions increased the weighted average strike price of the U.S. CPI-linked derivative contracts from 223.98 at December 31, 2012 to 230.37 at September 30, 2013. The company’s CPI-linked derivative contracts produced unrealized losses of $63.7 and $112.5 in the third quarter and first nine months of 2013 respectively ($38.3 and $99.3 in the third quarter and first nine months of 2012 respectively).
Foreign exchange forward contracts
Long and short foreign exchange forward contracts primarily denominated in the euro, the British pound sterling and the Canadian dollar are used to manage certain foreign currency exposures arising from foreign currency denominated transactions. The contracts have an average term to maturity of less than one year and may be renewed at market rates.
Counterparty risk
The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to its derivative contracts. The fair value of the collateral deposited for the benefit of the company at September 30, 2013 consisted of cash and government securities of $35.7 and $16.9 respectively ($22.1 and $38.3 respectively at December 31, 2012). The company has recognized the cash collateral within subsidiary cash and short term investments and recognized a corresponding liability within accounts payable and accrued liabilities. The company had not exercised its right to sell or repledge collateral at September 30, 2013. The company's exposure to counterparty risk and the manner in which the company manages counterparty risk are discussed further in note 17.
Hedge of net investment in Canadian subsidiaries
The company has designated the carrying value of Cdn$1,525.0 principal amount of its Canadian dollar denominated unsecured senior notes with a fair value of $1,611.1 (principal amount of Cdn$1,275.0 with a fair value of $1,424.4 at December 31, 2012) as a hedge of its net investment in its Canadian subsidiaries for financial reporting purposes. During the third quarter and first nine months of 2013 the company recognized a pre-tax loss of $38.0 and a pre-tax gain of $48.6 respectively (pre-tax losses of $38.1 and $36.8 in the third quarter and first nine months of 2012 respectively)

related to foreign currency movements on the unsecured senior notes in change in gains (losses) on hedge of net investment in Canadian subsidiaries in the consolidated statements of comprehensive income.

8.	Insurance Contract Liabilities

	September 30, 2013			December 31, 2012
	Gross	Ceded	Net	Gross	Ceded	Net
Provision for unearned premiums	2,802.4	430.9	2,371.5	2,727.4	427.4	2,300.0
Provision for losses and loss adjustment expenses	18,997.9	4,194.1	14,803.8	19,648.8	4,552.4	15,096.4
Total insurance contract liabilities	21,800.3	4,625.0	17,175.3	22,376.2	4,979.8	17,396.4

Provision for losses and loss adjustment expenses
Changes in the provision for losses and loss adjustment expenses for the nine months ended September 30 were as follows:

	2013	2012
Provision for losses and loss adjustment expenses – January 1	19,648.8	17,232.2
Increase (decrease) in estimated losses and expenses for claims occurring in the prior years	(188.5)	(49.5)
Losses and expenses for claims occurring in the current year	3,757.2	3,508.5
Paid on claims occurring during:
the current year	(802.6)	(680.5)
the prior years	(3,295.9)	(2,759.8)
Reinsurance-to-close transactions	—	70.6
Foreign exchange effect and other	(121.1)	140.7
Provision for losses and loss adjustment expenses – September 30	18,997.9	17,462.2

9.	Significant Commutation
On March 29, 2013 TIG entered into an agreement to commute a recoverable from a reinsurer with a carrying value of $85.4 for total consideration of $118.5 (principally cash consideration of $115.8 which was received on April 5, 2013). The gain of $33.1 on the commutation is recorded in ceded losses on claims in the consolidated statement of earnings for the nine months ended September 30, 2013.

10.	Reinsurance
Reinsurers’ share of insurance contract liabilities is comprised as follows:

	September 30, 2013			December 31, 2012
	Gross recoverable from reinsurers	Provision for uncollectible reinsurance	Recoverable from reinsurers	Gross recoverable from reinsurers	Provision for uncollectible reinsurance	Recoverable from reinsurers
Provision for losses and loss adjustment expenses	4,277.7	(83.6)	4,194.1	4,663.7	(111.3)	4,552.4
Reinsurers’ share of paid losses	466.3	(159.1)	307.2	469.6	(158.6)	311.0
Provision for unearned premiums	430.9	—	430.9	427.4	—	427.4
	5,174.9	(242.7)	4,932.2	5,560.7	(269.9)	5,290.8
Included in commissions, net in the consolidated statement of earnings in the third quarter and first nine months of 2013, is commission income from reinsurance contracts of $71.3 and $180.6 respectively ($66.7 and $166.8 in the third quarter and first nine months of 2012 respectively).

11.	Subsidiary Indebtedness and Long Term Debt

	September 30, 2013			December 31, 2012
	Principal	Carrying value(1)	Fair value(2)	Principal	Carrying value(1)	Fair value(2)

Subsidiary indebtedness	51.8	51.8	51.8	52.2	52.1	52.1

Long term debt – holding company borrowings	2,547.7	2,540.1	2,741.9	2,396.1	2,377.7	2,622.7
Long term debt – subsidiary company borrowings	639.9	635.4	641.3	624.0	618.8	629.9
	3,187.6	3,175.5	3,383.2	3,020.1	2,996.5	3,252.6

(1)	Principal net of unamortized issue costs and discounts (premiums).

(2)	Based principally on market prices, where available, or discounted cash flow models.
Nine months ended September 30, 2013

On April 15, 2013 Thomas Cook India issued $18.3 (1.0 billion Indian rupees) principal amount of 10.52% debentures due 2018 at par value for net proceeds after commissions and expenses of $18.2 (993.1 million Indian rupees). Commissions and expenses of $0.1 (6.9 million Indian rupees) were included as part of the carrying value of the debt. The debentures are repayable in equal annual instalments of $6.1 (333.3 million Indian rupees) in each of 2016, 2017 and 2018.

On January 21, 2013 the company completed a public debt offering of Cdn$250.0 principal amount of a re-opening of unsecured senior notes due 2022 at an issue price of $103.854 (an effective yield of 5.33%) for net proceeds after commissions and expenses of $259.9 (Cdn$258.1). Commissions and expenses of $1.5 (Cdn$1.5) were included as part of the carrying value of the debt. Subsequent to this offering, an aggregate principal amount of Cdn$450.0 of Fairfax unsecured senior notes due 2022 are outstanding. The company has designated these senior notes as a hedge of a portion of its net investment in its Canadian subsidiaries.

On January 22, 2013 the company repurchased $12.2 principal amount of its unsecured senior notes due 2017 for cash consideration of $12.6. On March 11, 2013 the company redeemed the remaining $36.2 principal amount outstanding of its unsecured senior notes due 2017 for cash consideration of $37.7 and recorded a loss on repurchase of long term debt of $3.4 (inclusive of $1.5 of unamortized issue costs). The loss is reflected in other expenses in the consolidated statement of earnings.

Nine months ended September 30, 2012

On May 15, 2012, Crum & Foster redeemed for $6.4 of cash the $6.2 principal amount of its unsecured senior notes due May 2017.

On April 26, 2012, the company repaid the $86.3 principal amount of its unsecured senior notes upon maturity.

12.	Total Equity
Equity attributable to shareholders of Fairfax
Common stock
The number of shares outstanding was as follows:

	2013	2012
Subordinate voting shares – January 1	19,496,641	19,627,026
Purchases for cancellation	(36)	—
Net treasury shares acquired	(9,844)	(47,275)
Subordinate voting shares – September 30	19,486,761	19,579,751
Multiple voting shares – beginning and end of period	1,548,000	1,548,000
Interest in shares held through ownership interest in shareholder – beginning and end of period	(799,230)	(799,230)
Common stock effectively outstanding – September 30	20,235,531	20,328,521

Capital transactions
Nine months ended September 30, 2012
On March 21, 2012 the company issued 9,500,000 cumulative five-year rate reset preferred shares, Series K for Cdn$25.00 per share, resulting in net proceeds after commissions and expenses of $231.7 (Cdn$230.1). Commissions and expenses of $7.4 were charged to preferred stock.

Repurchase of shares
During the three and nine months ended September 30, 2013 and 2012 the company did not repurchase for cancellation any subordinate voting shares under the terms of normal course issuer bids. During the three and nine months ended September 30, 2013 the company repurchased 25 and 36 shares respectively (2012 - nil) for cancellation from former employees.

Accumulated other comprehensive income (loss)
The amounts related to each component of accumulated other comprehensive income (loss) attributable to shareholders of Fairfax were as follows:

	September 30, 2013			December 31, 2012
	Pre-tax amount	Income tax (expense) recovery	After-tax amount	Pre-tax amount	Income tax (expense) recovery	After-tax amount
Items that may be subsequently reclassified to net earnings
Currency translation account	70.9	(9.8)	61.1	136.6	(17.0)	119.6
Share of accumulated other comprehensive income (loss) of associates, excluding gains (losses) on defined benefit plans	(21.2)	(1.0)	(22.2)	(0.5)	(4.3)	(4.8)
	49.7	(10.8)	38.9	136.1	(21.3)	114.8
Items that will not be subsequently reclassified to net earnings
Share of gains (losses) on defined benefit plans of associates	7.1	(2.1)	5.0	—	—	—
Gains (losses) on defined benefit plans	(8.1)	6.1	(2.0)	(9.2)	6.5	(2.7)
	(1.0)	4.0	3.0	(9.2)	6.5	(2.7)
Accumulated other comprehensive income (loss) attributable to shareholders of Fairfax	48.7	(6.8)	41.9	126.9	(14.8)	112.1

Other comprehensive income (loss)
The amounts related to each component of consolidated other comprehensive income (loss) for the three and nine months ended September 30, 2013 and 2012 were as follows:

	Third quarter
	2013			2012
	Pre-tax amount	Income tax (expense) recovery	After-tax amount	Pre-tax amount	Income tax (expense) recovery	After-tax amount
Items that may be subsequently reclassified to net earnings
Change in unrealized foreign currency translation gains (losses) on foreign operations	62.0	(0.1)	61.9	80.5	0.3	80.8
Change in gains (losses) on hedge of net investment in Canadian subsidiaries	(38.0)	—	(38.0)	(38.1)	—	(38.1)
Share of other comprehensive income (loss) of associates, excluding gains (losses) on defined benefit plans	4.8	(2.7)	2.1	3.1	(1.6)	1.5
	28.8	(2.8)	26.0	45.5	(1.3)	44.2
Items that will not be subsequently reclassified to net earnings
Share of gains (losses) on defined benefit plans of associates	3.4	(1.0)	2.4	—	—	—
Change in gains (losses) on defined benefit plans	—	—	—	—	—	—
	3.4	(1.0)	2.4	—	—	—

Other comprehensive income (loss)	32.2	(3.8)	28.4	45.5	(1.3)	44.2

	First nine months
	2013			2012
	Pre-tax amount	Income tax (expense) recovery	After-tax amount	Pre-tax amount	Income tax (expense) recovery	After-tax amount
Items that may be subsequently reclassified to net earnings
Change in unrealized foreign currency translation gains (losses) on foreign operations	(121.1)	7.2	(113.9)	84.5	(0.3)	84.2
Change in gains (losses) on hedge of net investment in Canadian subsidiaries	48.6	—	48.6	(36.8)	—	(36.8)
Share of other comprehensive income (loss) of associates, excluding gains (losses) on defined benefit plans	(20.7)	3.3	(17.4)	(1.2)	(1.6)	(2.8)
	(93.2)	10.5	(82.7)	46.5	(1.9)	44.6
Items that will not be subsequently reclassified to net earnings
Share of gains (losses) on defined benefit plans of associates	7.1	(2.1)	5.0	(11.6)	0.8	(10.8)
Change in gains (losses) on defined benefit plans	1.5	(0.6)	0.9	(5.8)	2.3	(3.5)
	8.6	(2.7)	5.9	(17.4)	3.1	(14.3)

Other comprehensive income (loss)	(84.6)	7.8	(76.8)	29.1	1.2	30.3

13.	Earnings per Share
Net earnings (loss) per share is calculated in the following table based upon the weighted average common shares outstanding:

	Third quarter		First nine months
	2013	2012	2013	2012
Net earnings (loss) attributable to shareholders of Fairfax	(571.7)	33.4	(567.9)	124.5
Preferred share dividends	(15.4)	(16.1)	(46.0)	(44.6)
Net earnings (loss) attributable to common shareholders – basic and diluted	(587.1)	17.3	(613.9)	79.9

Weighted average common shares outstanding – basic	20,230,650	20,329,850	20,236,057	20,339,929
Share-based payment awards	—	249,730	—	235,366
Weighted average common shares outstanding – diluted	20,230,650	20,579,580	20,236,057	20,575,295

Net earnings (loss) per common share – basic	$(29.02)	$0.85	$(30.34)	$3.93
Net earnings (loss) per common share – diluted	$(29.02)	$0.84	$(30.34)	$3.88
The calculation of net loss per diluted common share in the three and nine months ended September 30, 2013 excludes share-based payment awards of 325,468 and 311,042 respectively, as the inclusion of these share-based payment awards would be anti-dilutive.

14.	Income Taxes
The company’s provision for (recovery of) income taxes for the three and nine months ended September 30 is summarized in the following table:

	Third quarter		First nine months
	2013	2012	2013	2012
Current income tax:
Current year expense (recovery)	(21.6)	25.6	(2.0)	55.2
Adjustments to prior years’ income taxes	(1.4)	(13.1)	(29.4)	(12.2)
	(23.0)	12.5	(31.4)	43.0
Deferred income tax:
Origination and reversal of temporary differences	(241.7)	(31.2)	(446.7)	(59.3)
Adjustments to prior years' deferred income taxes	51.4	19.9	63.2	24.8
Other	1.8	1.4	1.9	9.0
	(188.5)	(9.9)	(381.6)	(25.5)

Provision for (recovery of) income taxes	(211.5)	2.6	(413.0)	17.5
A significant portion of the company's earnings (loss) before income taxes is incurred outside of Canada. The statutory income tax rates for jurisdictions outside of Canada generally differ from the Canadian statutory income tax rate (and may be significantly higher or lower). The company’s earnings (loss) before income taxes by jurisdiction and the associated provision for (recovery of) income taxes for the three and nine months ended September 30, 2013 and 2012 are summarized in the following tables:

	Third quarter
	2013				2012
	Canada	U.S.(1)	Other	Total	Canada	U.S.(1)	Other	Total

Earnings (loss) before income taxes	(226.0)	(568.3)	13.7	(780.6)	(46.3)	33.9	50.7	38.3
Provision for (recovery of) income taxes	(30.3)	(183.7)	2.5	(211.5)	(3.7)	1.0	5.3	2.6
Net earnings (loss)	(195.7)	(384.6)	11.2	(569.1)	(42.6)	32.9	45.4	35.7

	First nine months
	2013				2012
	Canada	U.S.(1)	Other	Total	Canada	U.S.(1)	Other	Total

Earnings (loss) before income taxes	(51.4)	(985.6)	61.3	(975.7)	(366.6)	241.6	271.1	146.1
Provision for (recovery of) income taxes	(13.7)	(410.4)	11.1	(413.0)	(34.6)	19.6	32.5	17.5
Net earnings (loss)	(37.7)	(575.2)	50.2	(562.7)	(332.0)	222.0	238.6	128.6

(1)
Principally comprised of the U.S. Insurance and Reinsurance reporting segments (notwithstanding that certain operations of OdysseyRe conduct business outside of the U.S.), U.S. Runoff and other associated holding company results.

The pre-tax loss in Canada increased in the third quarter of 2013 compared to the third quarter of 2012 due to higher net investment losses, while the pre-tax loss for the first nine months of 2013 decreased compared to the first nine months of 2012 due to higher net investment gains. Pre-tax profitability in the U.S. and Other decreased in the third quarter and first nine months of 2013 compared to the third quarter and first nine months of 2012 respectively primarily due to net unrealized investment losses on bonds and equity hedges.

Reconciliations of the provision for (recovery of) income taxes calculated at the Canadian statutory income tax rate to the provision for (recovery of) income taxes at the effective tax rate in the consolidated financial statements for the three and nine months ended September 30, 2013 and 2012 are summarized in the following table:

	Third quarter		First nine months
	2013	2012	2013	2012
Canadian statutory income tax rate	26.5%	26.5%	26.5%	26.5%
Provision for (recovery of) income taxes at the Canadian statutory income tax rate	(206.9)	10.1	(258.6)	38.7
Non-taxable investment income	(38.9)	(42.1)	(124.0)	(117.4)
Tax rate differential on income and losses incurred outside Canada	(58.0)	7.3	(105.1)	16.7
Change in unrecorded tax benefit of losses and temporary differences	90.9	22.4	59.6	59.5
Foreign exchange	(6.8)	(1.6)	12.1	0.2
Change in tax rate for deferred income taxes	2.8	(0.4)	4.2	(2.3)
Provision (recovery) relating to prior years	—	10.7	(16.2)	14.3
Other including permanent differences	5.4	(3.8)	15.0	7.8
Provision for (recovery of) income taxes	(211.5)	2.6	(413.0)	17.5

Non-taxable investment income is principally comprised of dividend income, non-taxable interest income and the 50% of net capital gains which are not taxable in Canada.
The tax rate differential on income and losses incurred outside of Canada in the third quarter and first nine months of 2013 decreased by $65.3 and $121.8 respectively on a year-over-year basis primarily as a result of significant pre-tax net unrealized investment losses on bonds and equity hedges in the U.S. where statutory tax rates are significantly higher than in Canada.
The change in unrecorded tax benefit of losses and temporary differences in the third quarter and first nine months of 2013 increased by $68.5 and $0.1 respectively on a year-over-year basis primarily as a result of unrecorded losses and timing differences in Canada and the U.S. The company did not record deferred tax assets in respect of tax losses and temporary differences in Canada of $154.9 and $42.4 in the third quarter and first nine months of 2013 respectively (primarily as a result of taxable net investment losses in those respective periods). During the third quarter and first nine months of 2012 tax losses and temporary differences incurred in Canada of $55.8 and $296.5 respectively were not recorded as deferred tax assets because they did not meet the applicable recognition criteria under IFRS. During the third quarter of 2013 the company de-recognized $50.0 of foreign tax credits recorded as deferred tax assets in prior years as it was no longer probable that their economic benefit would be realized prior to expiration.

15.	Contingencies and Commitments

Lawsuits
On July 26, 2006 Fairfax filed a lawsuit seeking $6 billion in damages from a number of defendants who, the complaint (as subsequently amended) alleges, participated in a stock market manipulation scheme involving Fairfax shares. The complaint, filed in Superior Court, Morris County, New Jersey, alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act, pursuant to which treble damages may be available. On September 12, 2012, before trial, and consequently without having heard or made any determination on the facts, the Court dismissed the lawsuit on legal grounds. In October 2012 Fairfax filed an appeal of this dismissal, as it believes that the legal basis for the dismissal is incorrect; in late May 2013 Fairfax filed its appellate brief in prosecution of this appeal; and in September and October 2013 the defendants filed their briefs in opposition to Fairfax's appellate brief. The ultimate outcome of any litigation is uncertain. The financial effects, if any, of this lawsuit cannot be practicably determined at this time, and the company's interim consolidated financial statements include no anticipated recovery from the lawsuit.

16.	Acquisitions and Divestitures

Subsequent to September 30, 2013
Acquisition of American Safety Insurance Holdings, Ltd.

On October 3, 2013 the company acquired all of the outstanding common shares of American Safety Insurance Holdings, Ltd. ("American Safety") for $30.25 per share in cash, representing aggregate purchase consideration of $317.1 which was financed internally by the company's runoff, Crum & Forster and Hudson subsidiaries. On October 8, 2013 the company sold American Safety's Bermuda-based reinsurance subsidiary to an unrelated third party for net proceeds of $52.5. The renewal rights to certain lines of business formerly written by American Safety will be assumed by Crum & Forster and Hudson representing estimated annual gross premiums written of approximately $103. The remainder of American Safety's lines of business which did not meet Fairfax's underwriting criteria will be placed into runoff under the supervision of the RiverStone group. The fair values of the portfolio investments (including cash and short term investments), insurance contract liabilities and recoverable from reinsurers of American Safety that will ultimately be retained by Runoff are estimated to be $625, $690 and $210 respectively, the majority of which will be consolidated in the Runoff reporting segment. Fair value and other measurement adjustments to the preliminary carrying values of American Safety's assets of $1,085.0 and liabilities of $820.4 will be prepared in the fourth quarter of 2013 and finalized within twelve months of the acquisition date subsequent to the completion of the formal valuation of American Safety's assets and liabilities. American Safety, a Bermuda-based holding company, underwrote specialty risks through its U.S.-based program administrator, American Safety Insurance Services, Inc., and its U.S. insurance and Bermuda reinsurance companies.

Nine months ended September 30, 2013

Acquisition of Hartville Group, Inc.
On July 3, 2013 Crum & Forster acquired a 100% interest in Hartville Group, Inc. ("Hartville") for cash purchase consideration of $34.0. The assets and liabilities and results of operations of Hartville were consolidated in the U.S. Insurance reporting segment. The determination of the fair value of assets and liabilities (summarized in the table following the next two paragraphs) is preliminary and may be revised when estimates and assumptions and the valuations of assets and liabilities are finalized within twelve months of the acquisition date. Hartville markets and administers pet health insurance plans (including enrollment, claims, billing and customer service) and produces approximately $40 in gross premiums written annually.
Acquisition of IKYA Human Capital Solutions Private Limited
On May 14, 2013 Thomas Cook (India) Limited (“Thomas Cook India”) acquired a 77.3% interest in IKYA Human Capital Solutions Private Limited (“IKYA”) for purchase consideration of $46.8 (2,563.2 million Indian rupees). The assets and liabilities and results of operations of IKYA were consolidated in the Other reporting segment. The determination of the fair value of assets and liabilities (summarized in the table following the next paragraph) is preliminary and may be revised when estimates and assumptions and the valuations of assets and liabilities are finalized within twelve months of the acquisition date. The identifiable assets acquired and liabilities assumed represented Fairfax's 58.0% economic interest in IKYA as a result of acquiring IKYA through 75.0%-owned Thomas Cook India. IKYA provides specialized human resources services to leading corporate clients in India.
Private Placement of Thomas Cook India Common Shares
On May 7, 2013 Thomas Cook India completed a private placement of 34,379,606 newly issued common shares at 53.50 Indian rupees per share to qualified institutional buyers (other than existing shareholders of Thomas Cook India) and received net proceeds after expenses of $32.9 (1,780.5 million Indian rupees). The proceeds were used to partially finance the acquisition of IKYA as described in the preceding paragraph. This transaction reduced the company's ownership of Thomas Cook India from 87.1% at December 31, 2012 to 75.0%, thereby satisfying securities regulations in India stipulating that the company reduce its ownership interest in Thomas Cook India to 75.0% or less by August 2013.
The identifiable assets acquired and liabilities assumed in connection with the acquisitions described above are summarized in the table below.

	Hartville	IKYA
Acquisition date	July 3, 2013	May 14, 2013
Percentage of common shares acquired	100.0%	58.0%
Assets:
Insurance contract receivables	11.9	—
Portfolio investments - cash and cash equivalents	4.9	2.1
Goodwill and intangible assets	28.2	52.6
Other assets	0.9	52.5
	45.9	107.2
Liabilities:
Subsidiary indebtedness	—	8.0
Accounts payable and accrued liabilities	3.8	31.0
Insurance contract liabilities	8.1	—
Deferred income taxes	—	7.5
	11.9	46.5
Non-controlling interests	—	13.9
Purchase consideration	34.0	46.8
	45.9	107.2

Nine months ended September 30, 2012

Acquisition of Thomas Cook (India) Limited

During the third quarter of 2012 the company acquired an 87.1% interest in Thomas Cook India for cash purchase consideration of $172.7 (9,626 million Indian rupees). On August 14, 2012 the company acquired 76.7% of the common shares of Thomas Cook India from its U.K. - based parent company Thomas Cook Group plc, for cash purchase consideration of $146.6. The company was then required to make a tender offer to purchase the shares of the minority shareholders of Thomas Cook India pursuant to securities regulations in India. The tender offer resulted in the acquisition of an additional 10.4% of the common shares of Thomas Cook India for cash purchase consideration of $26.1. The assets and liabilities and results of operations of Thomas Cook India were consolidated within the company's financial reporting in the Other reporting segment. Thomas Cook India is the largest integrated travel and travel related financial services company in India, offering a broad range of services that include foreign exchange, corporate and leisure travel and insurance. The determination of the identifiable assets acquired and liabilities assumed in connection with the acquisition of Thomas Cook India is summarized in the table following the next two paragraphs. Goodwill and intangible assets is comprised of $87.2 of goodwill, $48.0 of operating licenses and $2.8 of computer software.

Additional investment in Thai Reinsurance Public Company Limited
On March 19, 2012 the company increased its ownership interest in Thai Reinsurance Public Company Limited (“Thai Re”), from 2.0% to 23.2% through participation in a Thai Re rights offering and a private placement of newly issued common shares for cash purchase consideration of $77.0 (2.4 billion Thai Baht). Accordingly, on March 19, 2012 the company determined that it had obtained significant influence over Thai Re and commenced recording its investment in the common shares of Thai Re using the equity method of accounting on a prospective basis. Thai Re is headquartered in Bangkok, Thailand and provides reinsurance coverage for property, casualty, engineering, marine and life customers primarily in Thailand.
Acquisition of Prime Restaurants Inc.
On January 10, 2012 the company completed the acquisition of 100% of the issued and outstanding common shares of Prime Restaurants Inc. (“Prime Restaurants”) for a cash payment per share of $7.46 (Cdn$7.50 per common and restricted share plus funding of a special dividend payment of Cdn$0.08 per share made by Prime Restaurants to its common shareholders), representing aggregate cash purchase consideration of $68.5 (Cdn$69.6). Subsequent to the acquisition, certain key executives of Prime Restaurants invested a portion of the proceeds each received from the transaction (an aggregate amount of $11.8 (Cdn$11.9)) into common shares of Prime Restaurants, reducing Fairfax's net cash outflow to $56.7 (Cdn$57.7) and its ownership interest from 100% to 81.7%. The assets and liabilities and results of operations of Prime Restaurants are included in the company's financial reporting in the Other reporting segment. Goodwill and intangible assets is comprised of $64.0 of trademarks. Prime Restaurants franchises, owns and operates a network of casual dining restaurants and pubs in Canada.
The identifiable assets acquired and liabilities assumed in connection with the acquisitions described above are summarized in the table below.

	Thomas Cook India	Prime Restaurants
Acquisition date	August 14, 2012	January 10, 2012
Percentage of common shares acquired	87.1%	81.7%
Assets:
Portfolio investments(1)	40.8	5.3
Deferred income taxes	—	6.6
Goodwill and intangible assets	138.0	64.0
Other assets	138.3	8.7
	317.1	84.6
Liabilities:
Subsidiary indebtedness(2)	28.8	3.1
Accounts payable and accrued liabilities	78.4	12.1
Income taxes payable	1.4	—
Deferred income taxes	23.0	—
	131.6	15.2
Non-controlling interests	12.8	12.7
Purchase consideration	172.7	56.7
	317.1	84.6

(1)	Included in the carrying value of the acquired portfolio investments of Thomas Cook India and Prime Restaurants were $38.3 and $5.3 respectively, of subsidiary unrestricted cash and cash equivalents.

(2)	Included in the carrying value of the assumed subsidiary indebtedness of Thomas Cook India was $5.7 of bank overdraft.

17.	Financial Risk Management

Overview
The primary goals of the company's financial risk management are to ensure that the outcomes of activities involving elements of risk are consistent with the company's objectives and risk tolerance, while maintaining an appropriate balance between risk and reward and protecting the company's consolidated balance sheet from events that have the potential to materially impair its financial strength. The company's exposure to potential loss from its insurance and reinsurance operations and investment activities primarily relates to underwriting risk (which necessarily factors in climate change considerations), credit risk, liquidity risk and various market risks. Balancing risk and reward is achieved through identifying risk appropriately, aligning risk tolerances with business strategy, diversifying risk, pricing appropriately for risk, mitigating risk through preventive controls and transferring risk to third parties. There were no significant changes in the types of the company's risk exposures or the processes used by the company for managing those risk exposures at September 30, 2013 compared to those identified at December 31, 2012, and disclosed in the company's annual consolidated financial statements for the year ended December 31, 2012, except as discussed below.

Underwriting Risk

Underwriting risk is the risk that the total cost of claims, claims adjustment expenses and premium acquisition expenses will exceed premiums received and can arise as a result of numerous factors, including pricing risk, reserving risk and catastrophe risk. There were no significant changes to the company's exposure to underwriting risk or the framework used to monitor, evaluate and manage underwriting risk at September 30, 2013 compared to December 31, 2012.

Credit Risk

Credit risk is the risk of loss resulting from the failure of a counterparty to honour its financial obligations to the company. Credit risk arises predominantly with respect to cash and short term investments, investments in debt instruments, insurance contract receivables, recoverable from reinsurers and receivable from counterparties to derivative contracts (primarily total return swaps and CPI-linked derivatives). There were no significant changes to the company's exposure to credit risk or the framework used to monitor, evaluate and manage credit risk at September 30, 2013 compared to December 31, 2012.
Investments in Debt Instruments
The composition of the company's fixed income portfolio classified according to the higher of each security's respective S&P and Moody's issuer credit rating is presented in the table that follows:

	September 30, 2013		December 31, 2012
Issuer Credit Rating	Carrying value	%	Carrying value	%
AAA/Aaa	2,484.0	23.8	2,711.5	23.7
AA/Aa	4,465.8	42.9	5,069.6	44.4
A/A	2,231.6	21.4	2,266.0	19.8
BBB/Baa	177.5	1.7	282.7	2.5
BB/Ba	44.6	0.4	53.3	0.5
B/B	463.8	4.5	448.8	3.9
Lower than B/B and unrated	548.3	5.3	588.4	5.2
Total	10,415.6	100.0	11,420.3	100.0

Counterparties to Derivative Contracts
Counterparty risk refers to the risk that a counterparty to the company's derivative contracts may not fulfill its obligations under the contract. Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset to the extent of the aggregate amount receivable by the company from that counterparty (the “net settlement arrangements”). The following table sets out the company's exposure to credit risk related to the counterparties to its derivative contracts:

	September 30, 2013	December 31, 2012
Total derivative assets(1)	216.3	169.7
Impact of net settlement arrangements	(101.4)	(79.2)
Fair value of collateral deposited for the benefit of the company(2)	(52.4)	(56.5)
Excess collateral pledged by the company in favour of counterparties	252.4	38.5
Initial margin not held in segregated third party custodian accounts	113.1	93.1
Net derivative counterparty exposure after net settlement and collateral arrangements	428.0	165.6

(1)	Excludes exchange traded instruments comprised principally of equity and credit warrants which are not subject to counterparty risk.

(2)	Net of $0.2 ($3.9 at December 31, 2012) of excess collateral pledged by counterparties.

The fair value of the collateral deposited for the benefit of the company at September 30, 2013 consisted of cash and government securities of $35.7 and $16.9 respectively ($22.1 and $38.3 respectively at December 31, 2012). The company had not exercised its right to sell or repledge collateral at September 30, 2013.
Recoverable from Reinsurers
Credit exposure on the company's recoverable from reinsurers balance existed at September 30, 2013 to the extent that any reinsurer may not be able or willing to reimburse the company under the terms of the relevant reinsurance arrangements. The provision for uncollectible reinsurance is disclosed in note 10.

Liquidity Risk

Liquidity risk is the potential for loss if the company is unable to meet financial commitments in a timely manner at reasonable costs as they fall due. The liquidity requirements of the holding company principally relate to interest and corporate overhead expenses, preferred share dividends, income tax payments and certain derivative obligations (described below). The company believes that holding company cash and investments, net of holding company short sale and derivative obligations, provide adequate liquidity to meet the holding company's remaining known obligations in 2013. In addition to these resources, the holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company can draw upon its $300.0 unsecured revolving credit facility.
The liquidity requirements of the insurance and reinsurance subsidiaries principally relate to the liabilities associated with underwriting, operating costs and expenses, the payment of dividends to the holding company, contributions to their subsidiaries, payment of principal and interest on their outstanding debt obligations, income tax payments and certain derivative obligations (described below). The insurance and reinsurance subsidiaries use cash inflows from operating activities (primarily the collection of premiums and reinsurance commissions) and investment activities (primarily repayments of principal, sales of investment securities and investment income) to fund their liquidity requirements. The insurance and reinsurance subsidiaries may also receive cash inflows from financing activities (primarily distributions received from their subsidiaries).
During the third quarter and first nine months of 2013 the insurance and reinsurance subsidiaries paid net cash of $541.0 and $1,207.6 respectively (paid net cash of $405.7 and $589.2 in the third quarter and first nine months of 2012 respectively) in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements). During the third quarter and first nine months of 2013 the holding company paid net cash of $42.2 and received net cash of $2.5 respectively (paid net cash of $64.4 and $162.0 in the third quarter and first nine months of 2012 respectively) in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements).

Market Risk

Market risk, comprised of foreign currency risk, interest rate risk and other price risk, is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The company is exposed to market risk principally in its investing activities but also in its underwriting activities to the extent that those activities expose the company to foreign currency risk. The company's investment portfolios are managed with a long term, value-oriented investment philosophy emphasizing downside protection. The company has policies to limit and monitor its individual issuer exposures and aggregate equity exposure. Aggregate exposure to single issuers and total equity positions are monitored at the subsidiary level and in aggregate at the company level.

Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. There were no significant changes to the company's framework used to monitor, evaluate and manage interest rate risk at September 30, 2013 compared to December 31, 2012.
The table below displays the potential impact of changes in interest rates on the company's fixed income portfolio based on parallel 200 basis point shifts up and down, in 100 basis point increments. This analysis was performed on each individual security, with the hypothetical effect on net earnings calculated on an after-tax basis.

	September 30, 2013			December 31, 2012
	Fair value of fixed income portfolio	Hypothetical $ change effect on net earnings	Hypothetical % change in fair value	Fair value of fixed income portfolio	Hypothetical $ change effect on net earnings	Hypothetical % change in fair value
Change in Interest Rates
200 basis point increase	8,619.1	(1,218.5)	(17.2)	9,766.7	(1,132.0)	(14.5)
100 basis point increase	9,523.1	(606.4)	(8.6)	10,522.5	(595.1)	(7.6)
No change	10,415.6	—	—	11,420.3	—	–
100 basis point decrease	11,388.2	663.3	9.3	12,493.2	735.7	9.4
200 basis point decrease	12,541.0	1,449.5	20.4	13,803.7	1,635.3	20.9
Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the maintenance of the level and composition of fixed income security assets at the indicated date, and should not be relied on as indicative of future results. Certain shortcomings are inherent in the method of analysis presented in the computation of the prospective fair value of fixed rate instruments. Actual values may differ from the projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities; such variations include non-parallel shifts in the term structure of interest rates and a change in individual issuer credit spreads.

Market Price Fluctuations
Market price fluctuation is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or foreign currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or other factors affecting all similar financial instruments in the market. Changes to the company's exposure to equity price risk through its equity and equity-related holdings at September 30, 2013 compared to December 31, 2012 are described below.
The company holds significant investments in equities and equity-related securities. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term or on disposition. The company has economically hedged its equity and equity-related holdings (comprised of common stocks, convertible preferred stocks, convertible bonds, certain investments in associates and equity-related derivatives) against a potential decline in equity markets by way of short positions effected through equity and equity index total return swaps, including short positions in certain individual equities and the Russell 2000 index, the S&P 500 index, the S&P/TSX 60 index and other equity indexes (the "indexes"). The company's economic equity hedges are structured to provide a return which is inverse to changes in the fair values of the indexes and certain individual equities. In the third quarter and first nine months of 2013, the impact of basis risk was pronounced compared to prior periods as the performance of the company’s equity and equity-related holdings lagged the performance of the economic equity hedges used to protect those holdings despite the notional amount of the company’s equity hedges being closely matched to the fair value of the company’s equity and equity-related holdings, primarily as a result of the increase in the Russell 2000 index (the index underlying a significant proportion of the company’s short positions) being meaningfully greater than the gain in the company’s equity and equity-related holdings.
In the third quarter and first nine months of 2013 the company's equity and equity-related holdings after equity hedges produced a net loss of $477.8 and $301.7 respectively, compared to a net loss of $162.0 and $341.1 in the third quarter and first nine months of 2012 respectively. At September 30, 2013 equity hedges with a notional amount of $7,813.4 ($7,668.5 at December 31, 2012) represented 100.1% (100.6% at December 31, 2012) of the company's equity and equity-related holdings of $7,808.7 ($7,626.5 at December 31, 2012). Net losses related to the company's equity and equity-related holdings after equity hedges in the third quarter and first nine months of 2013 were inclusive of net realized gains of $256.0 and $578.4 respectively recognized on sales of equity and equity-related holdings with original costs of $699.3 and $1,492.5 respectively. Concurrent with these sales, the company closed out a portion of its hedges to match the amount of equity and equity-related holdings sold and to rebalance its equity hedge ratio to approximately 100%. In the third quarter of 2013, the company closed S&P 500 and Russell 2000 short equity index total return swaps with original notional amounts of $644.9 and $350.6 respectively ($710.4 and $350.6 in the first nine months of 2013 respectively) and in doing so realized losses of $577.0 ($611.5 in the first nine months of 2013). During the third quarter of 2013, the company initiated short positions in individual equity total return swaps with an original notional amount of nil ($389.8 in the first nine months of 2013) net of positions closed.
One risk of a hedging strategy (sometimes referred to as basis risk) is the risk that the fair value or cash flows of derivative instruments designated as economic hedges will not experience changes in exactly the opposite directions from those of the underlying hedged exposure. This imperfect correlation between the derivative instrument and underlying hedged exposure creates the potential for excess gains or losses in a hedging strategy. In the context of the company's equity hedges, the company expects that there may be periods when the notional amount of the equity hedges may exceed or be deficient relative to the company's equity price risk exposure as a result of the timing of opportunities to exit and enter hedges at attractive prices, decisions by the company to hedge an amount less than the company's full equity exposure or, on a temporary basis, as a result of non-correlated performance of the equity hedges relative to the equity and equity-related holdings (basis risk).

The company's risk management objective when selecting a hedging instrument (including its equity index total return swaps) is to economically protect capital over potentially long periods of time and especially during periods of market turbulence. The company regularly monitors the effectiveness of its equity hedging program on a prospective and retrospective basis. Based on its historical observation, the company believes that hedges of its equity and equity-related holdings will be effective in the medium to long term and especially in the event of a significant market correction. However, due to the lack of a perfect correlation between the hedged items and the hedging items, combined with other market uncertainties, it is not possible to predict the future impact of the company's hedging program related to equity risk.
The following table summarizes the effect of the equity hedges and the equity and equity-related holdings on the company's financial position as at September 30, 2013 and December 31, 2012 and results of operations for the quarters and nine months ended September 30, 2013 and 2012:

	September 30, 2013		December 31, 2012		Quarter ended September 30, 2013	Quarter ended September 30, 2012	Nine months ended September 30, 2013	Nine months ended September 30, 2012
	Exposure/Notional amount	Carrying value	Exposure/Notional amount	Carrying value	Net earnings (pre-tax)	Net earnings (pre-tax)	Net earnings (pre-tax)	Net earnings (pre-tax)
Equity exposures:
Common stocks	4,570.8	4,570.8	4,569.2	4,569.2	232.4	252.9	702.4	284.4
Preferred stocks – convertible	437.2	437.2	415.0	415.0	43.8	0.6	22.6	(15.4)
Bonds – convertible	456.0	456.0	426.4	426.4	49.5	39.9	0.2	146.7
Investments in associates(1)	1,074.0	1,006.1	1,125.6	959.3	—	—	130.2	29.8
Derivatives and other invested assets:
Equity total return swaps – long positions	1,270.2	(24.6)	1,021.8	(12.9)	13.1	(25.5)	236.6	77.4
Equity warrants	0.5	0.2	68.5	36.0	(0.2)	1.7	15.7	0.8
Total equity and equity related holdings	7,808.7	6,445.7	7,626.5	6,393.0	338.6	269.6	1,107.7	523.7

Hedging instruments:
Derivatives and other invested assets:
Equity total return swaps – short positions	(1,775.1)	(69.0)	(1,433.0)	(51.0)	(218.0)	(103.7)	18.8	(90.8)
Equity index total return swaps – short positions	(6,038.3)	(52.9)	(6,235.5)	(116.4)	(598.4)	(320.7)	(1,428.2)	(766.8)
Equity index total return swaps – long positions (Russell 2000)	—	—	—	—	—	(7.2)	—	(7.2)
	(7,813.4)	(121.9)	(7,668.5)	(167.4)	(816.4)	(431.6)	(1,409.4)	(864.8)

Net (short) exposure and financial effects	(4.7)		(42.0)		(477.8)	(162.0)	(301.7)	(341.1)

(1)	Excludes the company’s investments in Gulf Insurance, ICICI Lombard, Singapore Re, Thai Re and Falcon Thailand which the company consider to be long term strategic holdings.

Risk of Decreasing Price Levels
The risk of decreases in the general price level of goods and services is the potential for a negative impact on the consolidated balance sheet (including the company's equity and equity-related holdings and fixed income investments in non-sovereign debt) and/or consolidated statement of earnings. Among their effects on the economy, decreasing price levels typically result in decreased consumption, restriction of credit, shrinking output and investment and numerous bankruptcies.
The company has purchased derivative contracts referenced to the CPI in the geographic regions in which it operates, which serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. Holdings of CPI-linked derivative contracts and the activity for the period are disclosed in note 7.

Foreign Currency Risk
Foreign currency risk is the risk that the fair value or cash flows of a financial instrument or another asset or liability will fluctuate because of changes in exchange rates and as a result, could produce an adverse effect on earnings and equity when measured in a company's functional currency. The company is exposed to foreign currency risk through transactions conducted in currencies other than the U.S. dollar, and also through its investments in associates and net investment in subsidiaries that have a functional currency other than the U.S. dollar. Long and short foreign exchange forward contracts primarily denominated in the euro, the British pound sterling and the Canadian dollar are used to manage foreign currency exposure on foreign currency denominated transactions. Foreign currency denominated liabilities may be used to manage the company's foreign currency exposures to net investments in foreign operations having a functional currency other than the U.S. dollar. The company's exposure to foreign currency risk was not significantly different at September 30, 2013 compared to December 31, 2012.

Capital Management
The company's capital management framework is designed to protect, in the following order, its policyholders, its bondholders and its preferred shareholders and then finally to optimize returns to common shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit ratings and financial strength ratings requirements, and above internally determined and calculated risk management levels. Total capital at September 30, 2013, comprising total debt, shareholders' equity attributable to shareholders of Fairfax and non-controlling interests was $11,274.1 compared to $11,938.9 at December 31, 2012. The company manages its capital based on the following financial measurements and ratios:

	September 30, 2013	December 31, 2012
Holding company cash and investments (net of short sale and derivative obligations)	1,096.1	1,128.0

Holding company debt	2,385.7	2,220.2
Subsidiary debt	687.2	670.9
Other long term obligations – holding company	154.4	157.5
Total debt	3,227.3	3,048.6
Net debt	2,131.2	1,920.6

Common shareholders’ equity	6,769.0	7,654.7
Preferred stock	1,166.4	1,166.4
Non-controlling interests	111.4	69.2
Total equity	8,046.8	8,890.3

Net debt/total equity	26.5%	21.6%
Net debt/net total capital(1)	20.9%	17.8%
Total debt/total capital(2)	28.6%	25.5%
Interest coverage(3)	n/a	4.2x
Interest and preferred share dividend distribution coverage(4)	n/a	3.0x

(1)	Net total capital is calculated by the company as the sum of total equity and net debt.

(2)	Total capital is calculated by the company as the sum of total equity and total debt.

(3)	Interest coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense.

(4)
Interest and preferred share dividend distribution coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense and preferred share dividend distributions adjusted to a before tax equivalent at the company’s Canadian statutory income tax rate.

18.	Segmented Information

The company is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance, conducted on a primary and reinsurance basis, and runoff operations.

Insurance
Northbridge - Northbridge is a national commercial property and casualty insurer in Canada providing property and casualty insurance products through its Northbridge Insurance and Federated subsidiaries.

U.S. Insurance - U.S. Insurance is comprised of Crum & Forster and Zenith National. Crum & Forster is a national commercial property and casualty insurance company in the United States writing a broad range of commercial coverages. Its subsidiaries, Seneca Insurance and First Mercury, provide property and casualty insurance to small businesses and certain specialty coverages. Zenith National is primarily engaged in the workers' compensation insurance business in the United States.

Fairfax Asia - Fairfax Asia includes the company's operations that underwrite insurance and reinsurance coverages in Singapore (First Capital), Hong Kong (Falcon) and Malaysia (Pacific Insurance). Fairfax Asia also includes the company's equity accounted interests in Mumbai-based ICICI Lombard (26.0%) and Thailand-based Falcon Thailand (40.5%).

Reinsurance
OdysseyRe - OdysseyRe underwrites reinsurance, providing a full range of property and casualty products on a worldwide basis, and underwrites specialty insurance, primarily in the United States and in the United Kingdom, both directly and through the Lloyd's of London marketplace.

Insurance and Reinsurance - Other
Insurance and Reinsurance - Other is comprised of Group Re, Advent, Polish Re and Fairfax Brasil. Group Re primarily constitutes the participation of CRC Re and Wentworth (both based in Barbados) in the reinsurance of Fairfax’s subsidiaries by quota share or through participation in those subsidiaries’ third party reinsurance programs on the same terms as third party reinsurers. Group Re also writes third party business. Advent is a reinsurance and insurance company, operating through Syndicate 780 at Lloyd’s, focused on specialty property reinsurance and insurance risks. Polish Re underwrites reinsurance in Central and Eastern Europe. Fairfax Brasil writes commercial property and casualty insurance in Brazil.

Runoff
The Runoff reporting segment comprises RiverStone (UK), RiverStone Insurance (since October 12, 2012) and the U.S. runoff company formed on the merger of TIG and International Insurance Company combined with Old Lyme, Fairmont, General Fidelity, Clearwater and Commonwealth Insurance Company of America (since January 1, 2013).

Other
The Other reporting segment is comprised of Ridley, William Ashley, Sporting Life, Prime Restaurants, Thomas Cook India and IKYA (since May 14, 2013). Ridley is engaged in the animal nutrition business in the U.S. and Canada. William Ashley is a prestige retailer of exclusive tableware and gifts in Canada. Sporting Life is a Canadian retailer of sporting goods and sports apparel. Prime Restaurants (acquired on January 10, 2012 pursuant to the transaction described in note 16) franchises, owns and operates a network of casual dining restaurants and pubs primarily in Canada. Thomas Cook India (acquired on August 14, 2012 pursuant to the transaction described in note 16) is an integrated travel and travel related financial services company in India offering a broad range of services that include foreign exchange, corporate and leisure travel and insurance. IKYA (acquired by Thomas Cook India on May 14, 2013 pursuant to the transaction described in note 16) provides specialized human resources services to leading corporate clients in India.

Corporate and Other
Corporate and Other includes the parent entity (Fairfax Financial Holdings Limited), its subsidiary intermediate holding companies, Hamblin Watsa, an investment management company and MFXchange, a technology company.

Pre-tax Income (Loss)
An analysis of pre-tax income (loss) by reporting segment for the three and nine months ended September 30 is presented below:
Quarter ended September 30, 2013

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	265.1	554.4	142.1	878.9	112.9	1,953.4	0.7	—	—	—	1,954.1
Intercompany	—	0.3	(0.3)	1.9	10.9	12.8	—	—	—	(12.8)	—
	265.1	554.7	141.8	880.8	123.8	1,966.2	0.7	—	—	(12.8)	1,954.1
Net premiums written	217.0	468.0	54.5	730.2	99.5	1,569.2	0.5	—	—	—	1,569.7
Net premiums earned
External	253.6	492.2	69.8	677.9	100.1	1,593.6	1.2	—	—	—	1,594.8
Intercompany	(2.3)	(1.6)	(5.0)	(2.2)	11.2	0.1	(0.1)	—	—	—	—
	251.3	490.6	64.8	675.7	111.3	1,593.7	1.1	—	—	—	1,594.8
Underwriting expenses	(255.0)	(482.7)	(52.4)	(591.6)	(107.3)	(1,489.0)	(24.8)	—	—	—	(1,513.8)
Underwriting profit (loss)	(3.7)	7.9	12.4	84.1	4.0	104.7	(23.7)	—	—	—	81.0
Interest income	0.4	7.5	4.7	28.2	3.0	43.8	12.7	—	(8.2)	—	48.3
Dividends	3.3	4.1	2.1	5.9	1.5	16.9	2.3	—	0.1	—	19.3
Investment expenses	(3.9)	(4.3)	(0.7)	(7.8)	(3.3)	(20.0)	(1.8)	—	(1.0)	16.4	(6.4)
Interest and dividends	(0.2)	7.3	6.1	26.3	1.2	40.7	13.2	—	(9.1)	16.4	61.2
Share of profit of associates	2.8	1.2	4.0	5.9	0.8	14.7	2.5	—	3.0	—	20.2
Other
Revenue	—	—	—	—	—	—	—	273.2	—	—	273.2
Expenses	—	—	—	—	—	—	—	(261.9)	—	—	(261.9)
	—	—	—	—	—	—	—	11.3	—	—	11.3
Operating income (loss)	(1.1)	16.4	22.5	116.3	6.0	160.1	(8.0)	11.3	(6.1)	16.4	173.7
Net losses on investments	(108.0)	(183.7)	(7.8)	(332.4)	(12.7)	(644.6)	(105.2)	—	(78.8)	—	(828.6)
Interest expense	—	(1.2)	—	(6.7)	(1.1)	(9.0)	—	(1.6)	(42.8)	—	(53.4)
Corporate overhead	(30.8)	(9.1)	(0.1)	(6.0)	—	(46.0)	—	—	(9.9)	(16.4)	(72.3)
Pre-tax income (loss)	(139.9)	(177.6)	14.6	(228.8)	(7.8)	(539.5)	(113.2)	9.7	(137.6)	—	(780.6)
Income taxes											211.5
Net loss											(569.1)

Attributable to:
Shareholders of Fairfax											(571.7)
Non-controlling interests											2.6
											(569.1)

Quarter ended September 30, 2012

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	283.6	517.8	128.5	813.2	108.6	1,851.7	—	—	—	—	1,851.7
Intercompany	0.1	—	(0.7)	3.0	25.4	27.8	—	—	—	(27.8)	—
	283.7	517.8	127.8	816.2	134.0	1,879.5	—	—	—	(27.8)	1,851.7
Net premiums written	214.8	446.5	53.8	682.3	112.2	1,509.6	0.1	—	—	—	1,509.7
Net premiums earned
External	276.0	471.8	62.9	692.2	99.1	1,602.0	0.3	—	—	—	1,602.3
Intercompany	(22.0)	(1.3)	(3.8)	1.3	26.0	0.2	(0.2)	—	—	—	—
	254.0	470.5	59.1	693.5	125.1	1,602.2	0.1	—	—	—	1,602.3
Underwriting expenses	(255.8)	(498.1)	(49.2)	(599.0)	(128.1)	(1,530.2)	(20.6)	—	—	—	(1,550.8)
Underwriting profit (loss)	(1.8)	(27.6)	9.9	94.5	(3.0)	72.0	(20.5)	—	—	—	51.5
Interest income	6.6	15.6	6.4	35.4	7.0	71.0	16.9	—	(7.8)	—	80.1
Dividends	3.8	5.6	1.8	7.2	2.0	20.4	2.7	—	2.9	—	26.0
Investment expenses	(2.9)	(4.8)	(0.8)	(6.9)	(1.8)	(17.2)	(3.2)	—	(0.6)	15.4	(5.6)
Interest and dividends	7.5	16.4	7.4	35.7	7.2	74.2	16.4	—	(5.5)	15.4	100.5
Share of profit (loss) of associates	0.1	(3.8)	5.5	(5.8)	4.8	0.8	(10.7)	—	4.7	—	(5.2)
Other
Revenue	—	—	—	—	—	—	—	217.6	—	—	217.6
Expenses	—	—	—	—	—	—	—	(208.1)	—	—	(208.1)
	—	—	—	—	—	—	—	9.5	—	—	9.5
Operating income (loss)	5.8	(15.0)	22.8	124.4	9.0	147.0	(14.8)	9.5	(0.8)	15.4	156.3
Net gains (losses) on investments	(11.3)	(12.8)	(0.6)	(9.6)	34.6	0.3	27.9	—	(51.8)	—	(23.6)
Interest expense	—	(1.4)	—	(6.9)	(1.1)	(9.4)	(2.4)	(0.8)	(38.9)	—	(51.5)
Corporate overhead	(2.3)	(7.0)	—	(6.1)	—	(15.4)	—	—	(12.1)	(15.4)	(42.9)
Pre-tax income (loss)	(7.8)	(36.2)	22.2	101.8	42.5	122.5	10.7	8.7	(103.6)	—	38.3
Income taxes											(2.6)
Net earnings											35.7

Attributable to:
Shareholders of Fairfax											33.4
Non-controlling interests											2.3
											35.7

Nine months ended September 30, 2013

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	858.4	1,749.1	395.7	2,105.6	441.7	5,550.5	1.0	—	—	—	5,551.5
Intercompany	1.6	0.4	(0.2)	6.8	(15.3)	(6.7)	—	—	—	6.7	—
	860.0	1,749.5	395.5	2,112.4	426.4	5,543.8	1.0	—	—	6.7	5,551.5
Net premiums written	769.0	1,486.4	190.9	1,835.9	322.8	4,605.0	0.5	—	—	—	4,605.5
Net premiums earned
External	746.5	1,438.0	194.7	1,788.3	302.5	4,470.0	33.1	—	—	—	4,503.1
Intercompany	(6.4)	(4.8)	(12.6)	0.1	24.1	0.4	(0.4)	—	—	—	—
	740.1	1,433.2	182.1	1,788.4	326.6	4,470.4	32.7	—	—	—	4,503.1
Underwriting expenses	(745.9)	(1,439.1)	(159.0)	(1,530.6)	(321.2)	(4,195.8)	(101.6)	—	—	—	(4,297.4)
Underwriting profit (loss)	(5.8)	(5.9)	23.1	257.8	5.4	274.6	(68.9)	—	—	—	205.7
Interest income	13.3	43.6	15.1	105.9	14.0	191.9	49.7	—	(24.2)	—	217.4
Dividends	9.6	13.1	5.6	26.7	5.1	60.1	9.5	—	4.8	—	74.4
Investment expenses	(15.9)	(14.5)	(2.0)	(31.1)	(9.1)	(72.6)	(13.2)	—	(3.1)	69.9	(19.0)
Interest and dividends	7.0	42.2	18.7	101.5	10.0	179.4	46.0	—	(22.5)	69.9	272.8
Share of profit of associates	5.0	0.2	17.4	27.5	1.6	51.7	9.2	0.4	5.0	—	66.3
Other
Revenue	—	—	—	—	—	—	—	653.9	—	—	653.9
Expenses	—	—	—	—	—	—	—	(626.8)	—	—	(626.8)
	—	—	—	—	—	—	—	27.1	—	—	27.1
Operating income (loss)	6.2	36.5	59.2	386.8	17.0	505.7	(13.7)	27.5	(17.5)	69.9	571.9
Net gains (losses) on investments	(39.9)	(359.8)	(29.2)	(679.7)	17.7	(1,090.9)	(242.3)	—	98.3	—	(1,234.9)
Loss on repurchase of long term debt(1)	—	—	—	—	—	—	—	—	(3.4)	—	(3.4)
Interest expense	—	(3.6)	—	(20.4)	(3.2)	(27.2)	—	(3.3)	(129.4)	—	(159.9)
Corporate overhead	(35.7)	(28.0)	(0.1)	(15.9)	(0.1)	(79.8)	—	—	0.3	(69.9)	(149.4)
Pre-tax income (loss)	(69.4)	(354.9)	29.9	(329.2)	31.4	(692.2)	(256.0)	24.2	(51.7)	—	(975.7)
Income taxes											413.0
Net loss											(562.7)

Attributable to:
Shareholders of Fairfax											(567.9)
Non-controlling interests											5.2
											(562.7)

(1)
Loss on repurchase of long term debt of $3.4 related to the repurchase by Fairfax of its unsecured senior notes due 2017. This amount is reflected in other expenses in the consolidated statement of earnings.

Nine months ended September 30, 2012

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	894.4	1,678.2	368.9	2,115.1	441.8	5,498.4	—	—	—	—	5,498.4
Intercompany	1.5	2.1	(0.4)	9.9	74.0	87.1	—	—	—	(87.1)	—
	895.9	1,680.3	368.5	2,125.0	515.8	5,585.5	—	—	—	(87.1)	5,498.4
Net premiums written	705.7	1,464.7	181.4	1,828.5	416.1	4,596.4	—	—	—	—	4,596.4
Net premiums earned
External	817.1	1,325.6	177.8	1,694.3	292.7	4,307.5	12.0	—	—	—	4,319.5
Intercompany	(65.2)	1.9	(8.6)	7.4	70.7	6.2	(6.2)	—	—	—	—
	751.9	1,327.5	169.2	1,701.7	363.4	4,313.7	5.8	—	—	—	4,319.5
Underwriting expenses	(779.3)	(1,424.3)	(148.8)	(1,470.0)	(370.4)	(4,192.8)	(61.5)	—	—	—	(4,254.3)
Underwriting profit (loss)	(27.4)	(96.8)	20.4	231.7	(7.0)	120.9	(55.7)	—	—	—	65.2
Interest income	32.6	49.5	15.2	117.9	22.9	238.1	58.6	—	(23.5)	—	273.2
Dividends	12.6	18.6	4.8	24.9	5.7	66.6	9.3	—	6.5	—	82.4
Investment expenses	(9.1)	(15.7)	(1.9)	(19.3)	(7.1)	(53.1)	(8.4)	—	(2.0)	43.8	(19.7)
Interest and dividends	36.1	52.4	18.1	123.5	21.5	251.6	59.5	—	(19.0)	43.8	335.9
Share of profit (loss) of associates	(3.2)	(8.6)	6.1	(18.2)	16.6	(7.3)	(9.2)	—	11.5	—	(5.0)
Other
Revenue	—	—	—	—	—	—	—	601.2	—	—	601.2
Expenses	—	—	—	—	—	—	—	(586.6)	—	—	(586.6)
	—	—	—	—	—	—	—	14.6	—	—	14.6
Operating income (loss)	5.5	(53.0)	44.6	337.0	31.1	365.2	(5.4)	14.6	(7.5)	43.8	410.7
Net gains (losses) on investments	(123.4)	50.3	(3.3)	56.4	35.5	15.5	150.9	—	(159.4)	—	7.0
Loss on repurchase of long term debt	—	(0.8)	—	—	—	(0.8)	—	—	—	—	(0.8)
Interest expense	—	(4.4)	—	(20.8)	(3.4)	(28.6)	(7.0)	(1.0)	(119.4)	—	(156.0)
Corporate overhead	(5.6)	(17.9)	—	(15.6)	(0.2)	(39.3)	—	—	(31.7)	(43.8)	(114.8)
Pre-tax income (loss)	(123.5)	(25.8)	41.3	357.0	63.0	312.0	138.5	13.6	(318.0)	—	146.1
Income taxes											(17.5)
Net earnings											128.6

Attributable to:
Shareholders of Fairfax											124.5
Non-controlling interests											4.1
											128.6

Segment Assets and Liabilities
An analysis of assets and liabilities by reporting segment is shown below:

	Segment Assets		Segment Liabilities
	September 30, 2013	December 31, 2012	September 30, 2013	December 31, 2012
Insurance - Canada (Northbridge)	5,191.8	5,436.6	3,715.6	3,882.4
- U.S. (Crum & Forster and Zenith National)	8,266.0	8,445.2	6,074.1	6,064.7
- Asia (Fairfax Asia)	1,754.4	1,676.7	1,156.9	1,146.4
Reinsurance - OdysseyRe	11,171.4	11,380.6	7,583.5	7,599.7
Insurance and Reinsurance - Other	2,362.2	2,428.2	1,583.6	1,654.8
Ongoing operations	28,745.8	29,367.3	20,113.7	20,348.0
Runoff	6,965.4	8,000.5	5,392.7	6,226.6
Other	723.0	662.2	323.2	261.8
Corporate and other and eliminations and adjustments	(807.8)	(1,088.8)	1,750.0	1,214.5
Consolidated	35,626.4	36,941.2	27,579.6	28,050.9

19.	Expenses
Losses on claims, net, operating expenses and other expenses for the three and nine months ended September 30 are comprised of the following:

	Third quarter		First nine months
	2013	2012	2013	2012
Losses and loss adjustment expenses	975.7	1,016.8	2,685.3	2,731.6
Salaries and employee benefit expenses	251.2	239.0	746.7	703.6
Other reporting segment cost of inventories	188.8	146.5	422.1	417.3
Audit, legal and tax professional fees	23.8	35.7	73.1	98.9
Premium taxes	24.5	24.4	73.4	71.9
Information technology costs	20.6	20.0	58.5	52.6
Operating lease costs	15.9	16.3	49.0	49.5
Depreciation, amortization and impairment charges	48.9	18.3	84.3	49.9
Loss on repurchase of long term debt	—	—	3.4	0.8
Restructuring costs	0.6	2.1	12.7	2.2
Administrative expense and other	52.0	34.1	147.5	108.2
	1,602.0	1,553.2	4,356.0	4,286.5

20.	Supplementary Cash Flow Information
Cash and cash equivalents are included in the consolidated balance sheets as follows:

	September 30, 2013	December 31, 2012
Holding company cash and investments:
Cash and balances with banks	100.2	99.9
Treasury bills and other eligible bills	38.8	113.0
	139.0	212.9
Subsidiary cash and short term investments:
Cash and balances with banks	1,280.4	1,432.0
Treasury bills and other eligible bills	2,293.6	1,296.6
	3,574.0	2,728.6
Subsidiary assets pledged for short sale and derivative obligations:
Cash and balances with banks	—	4.8
Treasury bills and other eligible bills	60.2	46.3
	60.2	51.1
Subsidiary indebtedness - bank overdrafts	(9.4)	(5.2)
Cash, cash equivalents and bank overdrafts included in the consolidated balance sheets	3,763.8	2,987.4

Less: Subsidiary cash and cash equivalents - restricted(1)
Cash and balances with banks	99.5	50.6
Treasury bills and other eligible bills	267.4	121.5
	366.9	172.1

Cash, cash equivalents and bank overdrafts included in the consolidated statements of cash flows	3,396.9	2,815.3

(1)
Cash, cash equivalents and bank overdrafts as presented in the consolidated statements of cash flows excludes balances that are restricted. Restricted cash and cash equivalents are comprised primarily of amounts required to be maintained on deposit with various regulatory authorities to support the subsidiaries' insurance and reinsurance operations.

Details of certain cash flows included in the consolidated statements of cash flows for the three and nine months ended September 30 are as follows:

	Third quarter		First nine months
	2013	2012	2013	2012
(a) Net (purchases) sales of securities classified as at FVTPL
Short term investments	841.6	(292.5)	1,624.2	(40.4)
Bonds	(102.0)	365.1	162.2	2,165.9
Preferred stocks	37.3	(1.4)	32.3	2.8
Common stocks	313.5	(9.4)	433.9	(160.7)
Net derivatives and short sales	(614.1)	(438.0)	(1,338.2)	(704.4)
	476.3	(376.2)	914.4	1,263.2

(b) Changes in operating assets and liabilities
Net (increase) decrease in restricted cash and cash equivalents	(5.0)	87.5	(196.4)	26.5
Provision for losses and loss adjustment expenses	(206.1)	172.8	(486.9)	(19.9)
Provision for unearned premiums	7.4	(99.7)	112.7	311.8
Insurance contract receivables	69.5	107.4	(132.3)	(213.3)
Recoverable from reinsurers	178.4	(25.5)	297.1	(58.3)
Other receivables	(16.0)	(30.7)	(21.6)	(27.3)
Funds withheld payable to reinsurers	(19.2)	(12.9)	(21.0)	11.6
Accounts payable and accrued liabilities	(169.2)	102.1	(18.6)	133.3
Income taxes payable	(2.3)	28.8	(15.2)	44.4
Other	31.8	(22.8)	(32.4)	(130.4)
	(130.7)	307.0	(514.6)	78.4

(c) Net interest and dividends received
Interest and dividends received	117.5	134.5	402.2	488.3
Interest paid	(25.4)	(23.1)	(123.8)	(118.4)
	92.1	111.4	278.4	369.9

(d) Net income taxes (paid) refund received	29.2	6.1	22.7	(50.7)

(e) Dividends paid
Common share dividends paid	—	—	(205.5)	(205.8)
Preferred share dividends paid	(15.4)	(16.1)	(46.0)	(44.6)
Dividends paid to non-controlling interests	(0.4)	—	(6.4)	(6.7)
	(15.8)	(16.1)	(257.9)	(257.1)

Index to Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations
(as of October 31, 2013)
(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes to Management's Discussion and Analysis of Financial Condition and Results of Operations

(1)
Readers of the Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should review the notes to the interim consolidated financial statements for the three and nine months ended September 30, 2013, and the notes to the MD&A contained in the company's 2012 Annual Report.

(2)
The combined ratio is the traditional measure of underwriting results of property and casualty companies. A non-GAAP measure, the combined ratio is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses expressed as a percentage of net premiums earned). Other non-GAAP measures used by the company include the commission expense ratio (commissions expressed as a percentage of net premiums earned) and the accident year combined ratio (calculated in the same manner as the combined ratio but excluding the net favourable or adverse development of reserves established for claims that occurred in previous accident years).

(3)
"Interest and dividends" in this MD&A is derived from the consolidated statement of earnings prepared in accordance with IFRS as issued by the IASB and is comprised of the sum of interest and dividends and share of profit (loss) of associates. "Consolidated interest and dividend income" in this MD&A refers to interest and dividends as presented in the consolidated statement of earnings.

(4)
The company's long equity total return swaps allow the company to receive the total return on a notional amount of an equity index or individual equity security (including dividends and capital gains or losses) in exchange for the payment of a floating rate of interest on the notional amount. Conversely, short equity total return swaps allow the company to pay the total return on a notional amount of an equity index or individual equity security in exchange for the receipt of a floating rate of interest on the notional amount. Throughout this MD&A, the term “total return swap expense" refers to the net dividends and interest paid or received related to the company's long and short equity and equity index total return swaps.

(5)
Additional GAAP measures included in the Capital Resources and Management section of this MD&A include: net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital. The company also calculates an interest coverage ratio and an interest and preferred share dividend distribution coverage ratio as a measure of its ability to service its debt and pay dividends to its preferred shareholders respectively.

(6)	References in this MD&A to the company's insurance and reinsurance operations do not include its runoff operations.

Business Developments

Acquisitions and divestitures

Subsequent to September 30, 2013
On October 3, 2013 the company acquired all of the outstanding common shares of American Safety Insurance Holdings, Ltd. ("American Safety") for $30.25 per share in cash, representing aggregate purchase consideration of $317.1 which was financed internally by the company's runoff, Crum & Forster and Hudson subsidiaries. On October 8, 2013 the company sold American Safety's Bermuda-based reinsurance subsidiary to an unrelated third party for net proceeds of $52.5. The renewal rights to certain lines of business formerly written by American Safety will be assumed by Crum & Forster and Hudson representing estimated annual gross premiums written of approximately $103. The remainder of American Safety's lines of business which did not meet Fairfax's underwriting criteria will be placed into runoff under the supervision of the RiverStone group. The fair values of the portfolio investments (including cash and short term investments), insurance contract liabilities and recoverable from reinsurers of American Safety that will ultimately be retained by Runoff are estimated to be $625, $690 and $210 respectively, the majority of which will be consolidated in the Runoff reporting segment. American Safety, a Bermuda-based holding company, underwrote specialty risks through its U.S.-based program administrator, American Safety Insurance Services, Inc., and its U.S. insurance and Bermuda reinsurance companies.

Nine months ended September 30, 2013

On July 3, 2013 Crum & Forster acquired a 100% interest in Hartville Group, Inc. ("Hartville") for cash purchase consideration of $34.0. The assets and liabilities and results of operations of Hartville were consolidated in the U.S. Insurance reporting segment. Hartville markets and administers pet health insurance plans (including enrollment, claims, billing and customer service) and produces approximately $40 in gross premiums written annually.

On May 14, 2013 Thomas Cook (India) Limited (“Thomas Cook India”) acquired a 77.3% interest in IKYA Human Capital Solutions Private Limited (“IKYA”) for purchase consideration of $46.8 (2,563.2 million Indian rupees). Thomas Cook India partially financed the acquisition of IKYA through a private placement of its common shares to qualified institutional buyers (other than existing shareholders of Thomas Cook India). As a result of the share issuance, the company's interest in Thomas Cook India was reduced from 87.1% at December 31, 2012 to 75.0%. The assets and liabilities and results of operations of IKYA were consolidated in the Other reporting segment. IKYA provides specialized human resources services to leading corporate clients in India.

Year ended December 31, 2012

On November 28, 2012 Ridley Inc. ("Ridley") acquired the assets and certain liabilities of Stockade Brands Inc. (a manufacturer of animal feed products). On November 30, 2012 Ridley and Masterfeeds Inc. contributed the net assets of their respective Canadian feed businesses to a newly formed limited partnership (Masterfeeds LP). Ridley received a 30% interest in Masterfeeds LP for the net assets contributed. The company records its investment in Masterfeeds LP using the equity method of accounting.
On October 12, 2012 the company's UK runoff subsidiary, RiverStone Holdings Limited, completed the acquisition of a 100% interest in Brit Insurance Limited (renamed RiverStone Insurance Limited ("RiverStone Insurance") on October 15, 2012) for cash purchase consideration of $335.1 (208.3 British pound sterling). The assets and liabilities and results of operations of RiverStone Insurance were consolidated within the company's financial reporting in the Runoff reporting segment. RiverStone Insurance is located in London, England and wrote U.K. domestic and international insurance and reinsurance business prior to being placed into runoff early in 2012.
On August 14, 2012 the company acquired an 87.1% interest in Thomas Cook India for cash purchase consideration of $172.7 (9,626 million Indian rupees). The assets and liabilities and results of operations of Thomas Cook India were consolidated within the company's financial reporting in the Other reporting segment. Thomas Cook India is the largest integrated travel and travel related financial services company in India, offering a broad range of services that include foreign exchange, corporate and leisure travel and insurance.

On March 19, 2012 the company completed the acquisition of 21.2% of the issued and outstanding shares of Thai Reinsurance Public Company Limited (“Thai Re”) for cash purchase consideration of $77.0 (2.4 billion Thai Baht), increasing the company’s ownership interest to 23.2%. Subsequent to making its investment, the company determined that it had obtained significant influence over Thai Re and commenced recording its investment in the common shares of Thai Re using the equity method of accounting on a prospective basis. Thai Re is headquartered in Bangkok, Thailand and provides reinsurance coverage for property, casualty, engineering, marine and life customers primarily in Thailand.

On January 10, 2012 the company completed the acquisition of 81.7% of the issued and outstanding common shares of Prime Restaurants Inc. (“Prime Restaurants”) for net cash purchase consideration of $56.7 (Cdn$57.7). The assets and liabilities and results of operations of Prime Restaurants since acquisition were consolidated within the company's financial reporting in the Other reporting segment. Prime Restaurants franchises, owns and operates a network of casual dining restaurants and pubs in Canada.

Sources of Revenue

Revenues reflected in the consolidated financial statements for the most recent three and nine months ended September 30 are shown in the table that follows. Other revenue comprises the revenue earned by Ridley, William Ashley, Sporting Life, Prime Restaurants (acquired January 10, 2012), Thomas Cook India (acquired August 14, 2012) and IKYA (acquired on May 14, 2013).

	Third quarter		First nine months
	2013	2012	2013	2012
Net premiums earned
Insurance - Canada (Northbridge)	251.3	254.0	740.1	751.9
- U.S. (Crum & Forster and Zenith National)	490.6	470.5	1,433.2	1,327.5
- Asia (Fairfax Asia)	64.8	59.1	182.1	169.2
Reinsurance - OdysseyRe	675.7	693.5	1,788.4	1,701.7
Insurance and Reinsurance - Other	111.3	125.1	326.6	363.4
Runoff	1.1	0.1	32.7	5.8
	1,594.8	1,602.3	4,503.1	4,319.5
Interest and dividends	81.4	95.3	339.1	330.9
Net gains (losses) on investments	(828.6)	(23.6)	(1,234.9)	7.0
Other revenue	273.2	217.6	653.9	601.2
	1,120.8	1,891.6	4,261.2	5,258.6

Revenue of $1,120.8 in the third quarter of 2013 decreased from $1,891.6 in the third quarter of 2012 reflecting significant net losses on investments and modest decreases in net premiums earned and interest and dividend income, partially offset by increased other revenue. Revenue of $4,261.2 in the first nine months of 2013 decreased from $5,258.6 in the first nine months of 2012 reflecting significant net losses on investments, partially offset increased net premiums earned, increased other revenue and a modest increase in interest and dividend income.

The decrease in net premiums earned by the company's insurance and reinsurance operations in the third quarter of 2013 was principally due to year-over-year decreases at OdysseyRe ($17.8, 2.6%), Insurance and Reinsurance – Other ($13.8, 11.0%) and Northbridge ($2.7, 1.1% including the unfavourable effect of foreign currency translation), partially offset by increased net premiums earned by Zenith National ($17.2, 10.9%), Fairfax Asia ($5.7, 9.6%) and Crum & Forster ($2.9, 0.9%).

The increase in net premiums earned by the company’s insurance and reinsurance operations in the first nine months of 2013 was principally due to year-over-year increases at OdysseyRe ($86.7, 5.1%), Zenith National ($55.2, 12.6%), Crum & Forster ($50.5, 5.7%) and Fairfax Asia ($12.9, 7.6%), partially offset by decreased net premiums earned by Insurance and Reinsurance – Other ($36.8, 10.1%) and Northbridge ($11.8, 1.6% including the unfavourable effect of foreign currency translation). Net premiums earned by Runoff ($1.1 and $32.7 in the third quarter and first nine months of 2013 respectively) included the consolidation of the net premiums earned by RiverStone Insurance (nil and $29.5 in the third quarter and first nine months of 2013 respectively) related to the runoff of policies in-force at the date of acquisition.
The year-over-year changes in interest and dividend income and net gains (losses) on investments in the three and nine months ended September 30, 2013 and 2012, are described below.

Other revenue in the third quarter and first nine months of 2013 increased to $273.2 and $653.9 respectively from $217.6 and $601.2 in the third quarter and first nine months of 2012 respectively. The composition of other revenue changed year-over-year to reflect the consolidation of the other revenue of Thomas Cook India (acquired August 14, 2012) and IKYA (acquired on May 14, 2013), offset by decreased other revenue that resulted from the divestiture by Ridley of its Canadian feed business (described in the Components of Net Earnings section of this MD&A under the heading Other).

Gross premiums written and net premiums written by the company's insurance and reinsurance operations increased by 4.6% and 3.9% respectively, in the third quarter of 2013 compared to the third quarter of 2012. Gross premiums written decreased by 0.7% and net premiums written increased by 0.2% in the first nine months of 2013 compared to the first nine months of 2012. Removing the one-time impact of the unearned premium portfolio transfers at OdysseyRe described in the OdysseyRe section of the paragraph following the table below, gross premiums written and net premiums written increased by 2.1% and 3.7% respectively, in the first nine months of 2013 compared to the first nine months of 2012.

In order to better compare 2013 and 2012, the table which follows presents net premiums written by the company's insurance and reinsurance operations in the three and nine months ended September 30, 2013 and 2012 after adjusting for the one-time impact on January 1, 2013 of an intercompany unearned premium portfolio transfer on net premiums written by Group Re and Northbridge (this intercompany unearned premium portfolio transfer is described in the Components of Net Earnings section of this MD&A under the heading Canadian Insurance - Northbridge).

	Third quarter			First nine months
	2013	2012	% change year-over-year	2013	2012	% change year-over-year
Insurance - Canada (Northbridge)	217.0	214.8	1.0	729.9	705.7	3.4
- U.S. (Crum & Forster and Zenith National)	468.0	446.5	4.8	1,486.4	1,464.7	1.5
- Asia (Fairfax Asia)	54.5	53.8	1.3	190.9	181.4	5.2
Reinsurance - OdysseyRe	730.2	682.3	7.0	1,835.9	1,828.5	0.4
Insurance and Reinsurance - Other	99.5	112.2	(11.3)	361.9	416.1	(13.0)
Insurance and reinsurance operations	1,569.2	1,509.6	3.9	4,605.0	4,596.4	0.2

Prior to giving effect to the unearned premium portfolio transfers at OdysseyRe described in the OdysseyRe section of the
paragraph following this table:

Reinsurance - OdysseyRe	730.2	682.3	7.0	1,873.8	1,708.7	9.7
Insurance and reinsurance operations	1,569.2	1,509.6	3.9	4,642.9	4,476.6	3.7

Northbridge’s net premiums written increased by 1.0% (increased by 4.4% in Canadian dollar terms) and 3.4% (5.9% in Canadian dollar terms) in the third quarter and first nine months of 2013 respectively. The year-over-year increase in net premiums written (expressed in Canadian dollar terms) reflected increased premium retention following the termination on January 1, 2013 of a quota share reinsurance contract with Group Re and modest increases in writings at Federated Insurance, partially offset by modest decreases in writings at Northbridge Insurance. Net premiums written by U.S. Insurance increased by 4.8% in the third quarter of 2013 (increased 1.5% in the first nine months of 2013). The 12.4% increase in Zenith National's net premiums written in the third quarter of 2013 (12.8% increase in the first nine months of 2013) primarily related to premium rate increases. The 1.8% increase in Crum & Forster's net premiums written in the third quarter of 2013 (4.6% decrease in the first nine months of 2013) reflected higher specialty lines net premiums written (accident and health and marine and energy lines of business, partially offset by targeted reductions in excess and surplus casualty lines of business), partially offset by lower standard lines net premiums written (workers' compensation business where pricing was considered inadequate). The overall decrease in net premiums written by Crum & Forster in the first nine months of 2013 reflected the impact of the growth in specialty lines on premiums ceded to reinsurers (specialty lines generally has lower retention rates relative to standard lines) combined with the decline in standard lines. Net premiums written by Fairfax Asia increased by 1.3% in the third quarter of 2013 (increased 5.2% in the first nine months of 2013) primarily as a result of increased writings of property and workers' compensation lines of business, partially offset by a reduction in writings of the marine hull line of business (the first nine months of 2013 also reflected increased writings of commercial automobile lines of business). OdysseyRe’s net premiums written increased by 7.0% in the third quarter of 2013 reflecting increased writings of U.S. crop insurance. OdysseyRe’s net premiums written increased by 0.4% in the first nine months of 2013 primarily as a result of a Florida property quota share reinsurance contract. At inception on June 1, 2012, OdysseyRe recorded a one-time inwards unearned premium portfolio transfer related to this contract which increased net premiums written by $119.8 in the first nine months of 2012. Upon renewal on June 1, 2013, OdysseyRe's participation related to this contract decreased resulting in a one-time outwards unearned premium portfolio transfer which decreased net premiums written by $37.9. Prior to giving effect to the unearned premium portfolio transfers described above, OdysseyRe’s net premiums written increased by 9.7% in the first nine months of 2013, primarily reflecting increased writings of U.S. crop insurance and the contribution of the Florida property quota share reinsurance contract throughout the first nine months of 2013 compared to only four months (June to September) in the first nine months of 2012. Net premiums written by the Insurance and Reinsurance – Other reporting segment decreased by 11.3% in the third quarter of 2013 (decreased 13.0% in the first nine months of 2013) primarily reflecting the impact on Group Re of the termination of the intercompany quota share reinsurance contract with Northbridge discussed above and the non-renewal of certain classes of business where terms and conditions were considered inadequate at Advent, partially offset by growth at Fairfax Brasil.

Consolidated interest and dividend income of $100.5 in the third quarter of 2012 decreased to $61.2 in the third quarter of 2013 reflecting lower investment income earned and higher total return swap expense. Consolidated interest and dividend income of $335.9 in the first nine months of 2012 decreased to $272.8 in the first nine months of 2013 reflecting lower investment income earned. Lower investment income in the third quarter and first nine months of 2013 principally reflected sales during 2012 and 2013 of higher yielding government and corporate bonds and sales of dividend paying equities during 2013, the proceeds of which were reinvested into lower yielding cash and short term investments. The increase in total return swap expense from $48.9 in the third quarter of 2012 to $66.3 in the third quarter of 2013 primarily related to the timing of the declaration date of the dividend on a security underlying a significant proportion of the company's short equity index total return swaps (iShares Russell 2000 Index). In 2012, this dividend was payable in June whereas in 2013 this dividend was payable in July. Total return swap expense of $136.3 in the first nine months of 2013 was comparable with total return swap expense of $135.1 in the first nine months of 2012.

The share of profit of associates of $20.2 and $66.3 in the third quarter and first nine months of 2013 improved significantly compared to the share of loss of associates of $5.2 and $5.0 in the third quarter and first nine months of 2012. The improvement in the third quarter of 2013 primarily reflected the company's decreased share of loss of Thai Re from $21.1 in the third quarter of 2012 (principally comprised of reserve strengthening related to the Thailand floods) to $1.1 in the third quarter of 2013. In addition to the factors which affected share of profit of associates in the third quarter of 2013, the first nine months of 2013 also reflected increased limited partnership investment income on a year-over-year basis. The first nine months of 2012 included the company's share ($18.8) of Fibrek's net loss during that period (principally comprised of an impairment charge recorded by Fibrek).

Net gains (losses) on investments in the third quarter and first nine months of 2013 and 2012 were comprised as shown in the following table:

	Third quarter		First nine months
	2013	2012	2013	2012
Common stocks	232.4	252.9	702.4	284.4
Preferred stocks - convertible	43.8	0.6	22.6	(15.4)
Bonds - convertible	49.5	39.9	0.2	146.7
Gain on disposition of associates(1)	—	—	130.2	29.8
Other equity derivatives	12.9	(23.8)	252.3	78.2
Equity and equity-related holdings	338.6	269.6	1,107.7	523.7
Equity hedges	(816.4)	(431.6)	(1,409.4)	(864.8)
Equity and equity-related holdings after equity hedges	(477.8)	(162.0)	(301.7)	(341.1)
Bonds	(212.8)	228.6	(827.6)	543.4
Preferred stocks	(14.6)	0.2	(20.8)	0.2
CPI-linked derivatives	(63.7)	(38.3)	(112.5)	(99.3)
Other derivatives	(41.8)	(16.6)	(23.7)	(15.1)
Foreign currency	(25.1)	(35.2)	49.6	(82.2)
Other	7.2	(0.3)	1.8	1.1
Net gains (losses) on investments	(828.6)	(23.6)	(1,234.9)	7.0

Net gains (losses) on bonds is comprised as follows:
Government bonds	(38.7)	7.9	(210.5)	45.1
U.S. states and municipalities	(159.7)	185.2	(595.4)	431.1
Corporate and other	(14.4)	35.5	(21.7)	67.2
	(212.8)	228.6	(827.6)	543.4

(1)
The gain on disposition of associate of $130.2 in the first nine months of 2013 reflected the the sales in the first quarter of 2013 of the company's investment in The Brick ($111.9) and a private company ($12.1) and the sale in the second quarter of 2013 of the company's investment in Imvescor ($6.2). The gain on disposition of associate of $29.8 in first nine months of 2012 reflected the sale of the company's investment in Fibrek.

The company uses short equity and equity index total return swaps to economically hedge equity price risk associated with its equity and equity-related holdings. The company’s economic equity hedges are structured to provide a return which is inverse to changes in the fair values of the Russell 2000 index, the S&P 500 index, the S&P/TSX 60 index, other equity indexes and certain individual equity securities. In the third quarter and first nine months of 2013, the impact of basis risk was pronounced compared to prior periods as the performance of the company’s equity and equity-related holdings lagged the performance of the economic equity hedges used to protect those holdings despite the notional amount of the company’s equity hedges being closely matched to the fair value of the company’s equity and equity-related holdings, primarily as a result of the increase in the Russell 2000 index (the index underlying a significant proportion of the company’s short positions) being meaningfully greater than the gain in the company’s equity and equity-related holdings.

The company's equity and equity-related holdings after equity hedges produced a net loss of $477.8 in the third quarter of 2013 (a net loss of $301.7 in the first nine months of 2013) compared to a net loss of $162.0 in the third quarter of 2012 (a net loss of $341.1 in the first nine months of 2012). At September 30, 2013 equity hedges with a notional amount of $7,813.4 ($7,668.5 at December 31, 2012) represented 100.1% (100.6% at December 31, 2012) of the company’s equity and equity-related holdings of $7,808.7 ($7,626.5 at December 31, 2012). Net losses related to the company's equity and equity-related holdings after equity hedges in the third quarter and first nine months of 2013 were inclusive of net realized gains of $256.0 and $578.4 respectively recognized on sales of equity and equity-related holdings with original costs of $699.3 and $1,492.5 respectively. Concurrent with these sales, the company closed out a portion of its hedges to match the amount of equity and equity-related holdings sold and to rebalance its equity hedge ratio to approximately 100%. In the third quarter of 2013, the company closed S&P 500 and Russell 2000 short equity index total return swaps with original notional amounts of $644.9 and $350.6 respectively ($710.4 and $350.6 in the first nine months of 2013 respectively) and in doing so realized losses of $577.0 ($611.5 in the first nine months of 2013).

Refer to note 17 (Financial Risk Management) under the heading Market Price Fluctuations in the company’s interim consolidated financial statements for the three and nine months ended September 30, 2013, for a tabular analysis followed by a discussion of the company’s hedges of equity price risk and the related basis risk and to the tabular analysis in the Investments section of this MD&A for further details about the components of net gains (losses) on investments.

Net losses on bonds of $212.8 and $827.6 in the third quarter and first nine months of 2013 respectively were primarily comprised of net mark-to-market losses on U.S. treasury bonds ($54.9 and $229.5 respectively), U.S. state bonds ($69.7 and $262.9 respectively) and bonds issued by U.S. municipalities ($89.7 and $332.1 respectively). The company recorded net gains on bonds of $228.6 and $543.4 in the third quarter and first nine months of 2012 respectively.

The company’s CPI-linked derivative contracts produced unrealized losses of $63.7 and $112.5 in the third quarter and first nine months of 2013 respectively, compared to unrealized losses of $38.3 and $99.3 in the third quarter and first nine months of 2012. Unrealized losses on CPI-linked derivative contracts typically reflect increases in the values of the CPI indexes underlying those contracts during the periods presented (those contracts are structured to benefit the company during periods of decreasing CPI index values).

Sources of Net Earnings

The following table presents the combined ratios and underwriting and operating results for each of the insurance and reinsurance operations and, as applicable, for runoff operations, as well as the earnings contributions from the Other reporting segment for the three and nine months ended September 30, 2013 and 2012. In that table, interest and dividends and net gains (losses) on investments in the interim consolidated statements of earnings are presented separately as they relate to the insurance and reinsurance operating segments, and included in Runoff, Corporate overhead and other and Other as they relate to those segments.

	Third quarter		First nine months
Combined ratios	2013	2012	2013	2012
Insurance - Canada (Northbridge)	101.5%	100.7%	100.8%	103.6%
- U.S. (Crum & Forster and Zenith National)	98.4%	105.9%	100.4%	107.3%
- Asia (Fairfax Asia)	80.9%	83.2%	87.3%	87.9%
Reinsurance - OdysseyRe	87.6%	86.4%	85.6%	86.4%
Insurance and Reinsurance - Other	96.4%	102.5%	98.3%	102.0%
Consolidated	93.4%	95.5%	93.9%	97.2%

Sources of net earnings
Underwriting
Insurance - Canada (Northbridge)	(3.7)	(1.8)	(5.8)	(27.4)
- U.S. (Crum & Forster and Zenith National)	7.9	(27.6)	(5.9)	(96.8)
- Asia (Fairfax Asia)	12.4	9.9	23.1	20.4
Reinsurance - OdysseyRe	84.1	94.5	257.8	231.7
Insurance and Reinsurance - Other	4.0	(3.0)	5.4	(7.0)
Underwriting profit	104.7	72.0	274.6	120.9
Interest and dividends - insurance and reinsurance	55.4	75.0	231.1	244.3
Operating income	160.1	147.0	505.7	365.2
Net gains (losses) on investments - insurance and reinsurance	(644.6)	0.3	(1,090.9)	15.5
Loss on repurchase of long term debt	—	—	(3.4)	(0.8)
Runoff	(113.2)	13.1	(256.0)	145.5
Other reporting segment	11.3	9.5	27.5	14.6
Interest expense	(53.4)	(51.5)	(159.9)	(156.0)
Corporate overhead and other	(140.8)	(80.1)	1.3	(237.9)
Pre-tax income (loss)	(780.6)	38.3	(975.7)	146.1
Income taxes	211.5	(2.6)	413.0	(17.5)
Net earnings (loss)	(569.1)	35.7	(562.7)	128.6

Attributable to:
Shareholders of Fairfax	(571.7)	33.4	(567.9)	124.5
Non-controlling interests	2.6	2.3	5.2	4.1
	(569.1)	35.7	(562.7)	128.6

Net earnings (loss) per share	$(29.02)	$0.85	$(30.34)	$3.93
Net earnings (loss) per diluted share	$(29.02)	$0.84	$(30.34)	$3.88
Cash dividends paid per share	$—	$—	$10.00	$10.00

The underwriting profit of the company's insurance and reinsurance operations increased from $72.0 and $120.9 (combined ratios of 95.5% and 97.2%) in the third quarter and first nine months of 2012 respectively to $104.7 and $274.6 (combined ratios of 93.4% and 93.9%) in the third quarter and first nine months of 2013 respectively. The year-over-year improvement principally reflected increased net favourable development of prior years' reserves, partially offset by higher catastrophe losses. Catastrophe losses added 4.7 and 4.9 combined ratio points ($74.3 and $218.2) to the combined ratios in the third quarter and first nine months of 2013 respectively. Catastrophe losses added 3.8 and 3.1 combined ratio points ($60.5 and $132.8) to the combined ratios in the third quarter and first nine months of 2012 respectively. Catastrophe losses were comprised as set out in the following table:

	Third quarter						First nine months
	2013			2012			2013			2012
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
Alberta floods	14.8	0.9		—	—		66.7	1.5		—	—
Central Europe floods	(3.5)	(0.2)		—	—		28.7	0.6		—	—
Toronto floods	27.7	1.7		—	—		27.7	0.6		—	—
Germany hail storms	17.2	1.1		—	—		17.2	0.4		—	—
Other	18.1	1.2		60.5	3.8		77.9	1.8		132.8	3.1
	74.3	4.7	points	60.5	3.8	points	218.2	4.9	points	132.8	3.1	points

(1)	Net of reinstatement premiums.

The following table presents the components of the company's combined ratios for the three and nine months ended September 30, 2013 and 2012:

	Third quarter		First nine months
	2013	2012	2013	2012
Underwriting profit	104.7	72.0	274.6	120.9

Loss & LAE - accident year	69.7%	68.7%	68.2%	68.6%
Commissions	15.4%	15.5%	16.0%	15.5%
Underwriting expense	13.7%	13.7%	14.8%	15.2%
Combined ratio - accident year	98.8%	97.9%	99.0%	99.3%
Net favourable development	(5.4)%	(2.4)%	(5.1)%	(2.1)%
Combined ratio - calendar year	93.4%	95.5%	93.9%	97.2%

Net favourable development of $86.2 (5.4 combined ratio points) and $228.1 (5.1 combined ratio points) in the third quarter and first nine months of 2013 respectively and $38.1 (2.4 combined ratio points) and $88.6 (2.1 combined ratio points) in the third quarter and first nine months of 2012 respectively was comprised as follows:

	Third quarter		First nine months
	2013	2012	2013	2012
Insurance - Canada (Northbridge)	(45.2)	(24.2)	(107.6)	(50.9)
- U.S. (Crum & Forster and Zenith National)	(8.1)	—	(18.1)	4.7
- Asia (Fairfax Asia)	0.2	(0.6)	(5.8)	(5.5)
Reinsurance - OdysseyRe	(26.3)	(16.9)	(80.3)	(30.0)
Insurance and Reinsurance - Other	(6.8)	3.6	(16.3)	(6.9)
Insurance and reinsurance operations	(86.2)	(38.1)	(228.1)	(88.6)

The company's insurance and reinsurance operations reported expense ratios of 13.7% and 14.8% in the third quarter and first nine months of 2013 respectively, compared to 13.7% and 15.2% in the third quarter and first nine months of 2012 respectively. The expense ratio in the third quarter of 2013 benefited from a modest decrease in operating expenses of 1.1%, partially offset by a modest decrease in net premiums earned of 0.5%. The expense ratio in the first nine months of 2013 benefited from increased net premiums earned of 3.6%, partially offset by increased operating expenses of 0.9%. The commission expense ratio of the company's insurance and reinsurance operations of 15.4% in the third quarter of 2013 was comparable with the commission expense ratio of 15.5% in the third quarter of 2012. The commission expense ratio of the company's insurance and reinsurance operations increased from 15.5% in the first nine months of 2012 to 16.0% in the first nine months of 2013 primarily due to a shift in the mix of gross premiums written towards business carrying higher commission rates (principally at OdysseyRe).

Operating expenses in the consolidated statements of earnings include only the operating expenses of the company’s insurance and reinsurance and runoff operations and corporate overhead. Operating expenses of $314.4 in the third quarter of 2013 increased from $281.0 in the third quarter of 2012 primarily as a result of a charge of $31.2 related to redundant software development costs included in the corporate overhead of Northbridge following a decision by Northbridge to pursue a group-wide software solution and expenses incurred related to the acquisitions of American Safety and Hartville, partially offset by lower legal expenses in 2013. In addition to the factors that affected operating expenses in the third quarter of 2013, higher compensation expenses, the consolidation of the operating expenses of RiverStone Insurance ($12.2) and the release of a provision at Runoff related to value added tax in 2012 resulted in operating expenses increasing from $819.4 in the first nine months of 2012 to $886.1 in the first nine months of 2013.
Other expenses increased to $261.9 in the third quarter of 2013 from $208.1 in the third quarter of 2012, primarily as a result of the consolidation of $83.2 of the other expenses of IKYA (acquired on May 14, 2013), partially offset by lower operating expenses related to the divestiture of Ridley's Canadian feed business (described in the Components of Net Earnings section of this MD&A under the heading Other). In addition to the factors that affected other expenses in the third quarter of 2013, the consolidation of the other expenses of Thomas Cook India (acquired August 14, 2012) and the recognition of a loss of $3.4 related to the redemption of Fairfax unsecured senior notes due 2017 resulted in other expenses increasing from $587.4 in the first nine months of 2012 to $630.2 in the first nine months of 2013.

The company reported a net loss attributable to shareholders of Fairfax of $571.7 (a net loss of $29.02 per basic and diluted share) in the third quarter of 2013 compared to net earnings attributable to shareholders of Fairfax of $33.4 (net earnings of $0.85 per basic share and $0.84 per diluted share) in the third quarter of 2012. The company reported a net loss attributable to shareholders of Fairfax of $567.9 (a net loss of $30.34 per basic and diluted share) in the first nine months of 2013 compared to net earnings attributable to shareholders of Fairfax of $124.5 (net earnings of $3.93 per basic share and $3.88 per diluted share) in the first nine months of 2012. The year-over-year decrease in profitability in the third quarter and first nine months of 2013 was primarily due to significant net losses on investments and lower interest and dividend income, partially offset by the increased recovery of income taxes and higher underwriting profit.

Common shareholders’ equity decreased from $7,654.7 at December 31, 2012 to $6,769.0 at September 30, 2013 primarily as a result of the net loss attributable to shareholders of Fairfax ($567.9), the payment of dividends on the company's common and preferred shares ($251.5) and decreased accumulated other comprehensive income (a decrease of $70.2 in the first nine months of 2013 primarily related to foreign currency translation). Common shareholders’ equity at September 30, 2013 was $6,769.0 or $334.51 per basic share compared to $7,654.7 or $378.10 per basic share at December 31, 2012, representing a decrease per basic share in the first nine months of 2013 of 11.5% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2013, or a decrease of 8.8% adjusted to include that dividend).

Net Earnings by Reporting Segment

The company's sources of net earnings shown by reporting segment are set out in the tables which follow for the three and nine months ended September 30, 2013 and 2012. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to OdysseyRe and Group Re. Also set out in the tables which follow, for those respective periods and by reporting segment, is reinsurers' share of premiums earned and the pre-tax benefit (cost) of ceded reinsurance (calculated as the net impact of reinsurers' share of premiums earned, commissions earned on reinsurers' share of premiums earned and losses on claims ceded to reinsurers).

Quarter ended September 30, 2013

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and Other	Inter- company	Consolidated
Gross premiums written	265.1	554.7	141.8	880.8	123.8	1,966.2	0.7	—	—	(12.8)	1,954.1
Net premiums written	217.0	468.0	54.5	730.2	99.5	1,569.2	0.5	—	—	—	1,569.7
Net premiums earned	251.3	490.6	64.8	675.7	111.3	1,593.7	1.1	—	—	—	1,594.8
Underwriting profit (loss)	(3.7)	7.9	12.4	84.1	4.0	104.7	(23.7)	—	—	—	81.0
Interest and dividends	2.6	8.5	10.1	32.2	2.0	55.4	15.7	—	(6.1)	16.4	81.4
Operating income (loss)	(1.1)	16.4	22.5	116.3	6.0	160.1	(8.0)	—	(6.1)	16.4	162.4
Net losses on investments	(108.0)	(183.7)	(7.8)	(332.4)	(12.7)	(644.6)	(105.2)	—	(78.8)	—	(828.6)
Other reporting segment	—	—	—	—	—	—	—	11.3	—	—	11.3
Interest expense	—	(1.2)	—	(6.7)	(1.1)	(9.0)	—	(1.6)	(42.8)	—	(53.4)
Corporate overhead	(30.8)	(9.1)	(0.1)	(6.0)	—	(46.0)	—	—	(9.9)	(16.4)	(72.3)
Pre-tax income (loss)	(139.9)	(177.6)	14.6	(228.8)	(7.8)	(539.5)	(113.2)	9.7	(137.6)	—	(780.6)
Income taxes											211.5
Net loss											(569.1)

Attributable to:
Shareholders of Fairfax											(571.7)
Non-controlling interests											2.6
											(569.1)

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and Other	Inter- company	Consolidated
Reinsurers' share of premiums earned	48.1	83.5	64.9	135.6	30.1	362.2	2.9	—	—	(10.9)	354.2
Pre-tax benefit (cost) of ceded reinsurance	(40.8)	(25.1)	(30.8)	16.8	(5.4)	(85.3)	(10.9)	—	—	28.8	(67.4)

Quarter ended September 30, 2012

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and Other	Inter- company	Consolidated
Gross premiums written	283.7	517.8	127.8	816.2	134.0	1,879.5	—	—	—	(27.8)	1,851.7
Net premiums written	214.8	446.5	53.8	682.3	112.2	1,509.6	0.1	—	—	—	1,509.7
Net premiums earned	254.0	470.5	59.1	693.5	125.1	1,602.2	0.1	—	—	—	1,602.3
Underwriting profit (loss)	(1.8)	(27.6)	9.9	94.5	(3.0)	72.0	(20.5)	—	—	—	51.5
Interest and dividends	7.6	12.6	12.9	29.9	12.0	75.0	5.7	—	(0.8)	15.4	95.3
Operating income (loss)	5.8	(15.0)	22.8	124.4	9.0	147.0	(14.8)	—	(0.8)	15.4	146.8
Net gains (losses) on investments	(11.3)	(12.8)	(0.6)	(9.6)	34.6	0.3	27.9	—	(51.8)	—	(23.6)
Other reporting segment	—	—	—	—	—	—	—	9.5	—	—	9.5
Interest expense	—	(1.4)	—	(6.9)	(1.1)	(9.4)	(2.4)	(0.8)	(38.9)	—	(51.5)
Corporate overhead	(2.3)	(7.0)	—	(6.1)	—	(15.4)	—	—	(12.1)	(15.4)	(42.9)
Pre-tax income (loss)	(7.8)	(36.2)	22.2	101.8	42.5	122.5	10.7	8.7	(103.6)	—	38.3
Income taxes											(2.6)
Net earnings											35.7

Attributable to:
Shareholders of Fairfax											33.4
Non-controlling interests											2.3
											35.7

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and Other	Inter- company	Consolidated
Reinsurers' share of premiums earned	70.3	70.1	62.9	138.4	29.3	371.0	1.1	—	—	(29.3)	342.8
Pre-tax benefit (cost) of ceded reinsurance	(28.6)	(2.5)	8.7	(4.8)	(20.0)	(47.2)	5.0	—	—	(2.1)	(44.3)

Nine months ended September 30, 2013

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and Other	Inter- company	Consolidated
Gross premiums written	860.0	1,749.5	395.5	2,112.4	426.4	5,543.8	1.0	—	—	6.7	5,551.5
Net premiums written	769.0	1,486.4	190.9	1,835.9	322.8	4,605.0	0.5	—	—	—	4,605.5
Net premiums earned	740.1	1,433.2	182.1	1,788.4	326.6	4,470.4	32.7	—	—	—	4,503.1
Underwriting profit (loss)	(5.8)	(5.9)	23.1	257.8	5.4	274.6	(68.9)	—	—	—	205.7
Interest and dividends	12.0	42.4	36.1	129.0	11.6	231.1	55.2	0.4	(17.5)	69.9	339.1
Operating income (loss)	6.2	36.5	59.2	386.8	17.0	505.7	(13.7)	0.4	(17.5)	69.9	544.8
Net gains (losses) on investments	(39.9)	(359.8)	(29.2)	(679.7)	17.7	(1,090.9)	(242.3)	—	98.3	—	(1,234.9)
Loss on repurchase of long term debt	—	—	—	—	—	—	—	—	(3.4)	—	(3.4)
Other reporting segment	—	—	—	—	—	—	—	27.1	—	—	27.1
Interest expense	—	(3.6)	—	(20.4)	(3.2)	(27.2)	—	(3.3)	(129.4)	—	(159.9)
Corporate overhead	(35.7)	(28.0)	(0.1)	(15.9)	(0.1)	(79.8)	—	—	0.3	(69.9)	(149.4)
Pre-tax income (loss)	(69.4)	(354.9)	29.9	(329.2)	31.4	(692.2)	(256.0)	24.2	(51.7)	—	(975.7)
Income taxes											413.0
Net loss											(562.7)

Attributable to:
Shareholders of Fairfax											(567.9)
Non-controlling interests											5.2
											(562.7)

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and Other	Inter- company	Consolidated
Reinsurers' share of premiums earned	128.4	246.9	197.7	276.4	86.6	936.0	32.6	—	—	(34.4)	934.2
Pre-tax benefit (cost) of ceded reinsurance	24.6	(76.7)	(62.9)	33.0	(46.3)	(128.3)	40.6	—	—	62.4	(25.3)
Nine months ended September 30, 2012

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and Other	Inter- company	Consolidated
Gross premiums written	895.9	1,680.3	368.5	2,125.0	515.8	5,585.5	—	—	—	(87.1)	5,498.4
Net premiums written	705.7	1,464.7	181.4	1,828.5	416.1	4,596.4	—	—	—	—	4,596.4
Net premiums earned	751.9	1,327.5	169.2	1,701.7	363.4	4,313.7	5.8	—	—	—	4,319.5
Underwriting profit (loss)	(27.4)	(96.8)	20.4	231.7	(7.0)	120.9	(55.7)	—	—	—	65.2
Interest and dividends	32.9	43.8	24.2	105.3	38.1	244.3	50.3	—	(7.5)	43.8	330.9
Operating income (loss)	5.5	(53.0)	44.6	337.0	31.1	365.2	(5.4)	—	(7.5)	43.8	396.1
Net gains (losses) on investments	(123.4)	50.3	(3.3)	56.4	35.5	15.5	150.9	—	(159.4)	—	7.0
Loss on repurchase of long term debt	—	(0.8)	—	—	—	(0.8)	—	—	—	—	(0.8)
Other reporting segment	—	—	—	—	—	—	—	14.6	—	—	14.6
Interest expense	—	(4.4)	—	(20.8)	(3.4)	(28.6)	(7.0)	(1.0)	(119.4)	—	(156.0)
Corporate overhead	(5.6)	(17.9)	—	(15.6)	(0.2)	(39.3)	—	—	(31.7)	(43.8)	(114.8)
Pre-tax income (loss)	(123.5)	(25.8)	41.3	357.0	63.0	312.0	138.5	13.6	(318.0)	—	146.1
Income taxes											(17.5)
Net earnings											128.6

Attributable to:
Shareholders of Fairfax											124.5
Non-controlling interests											4.1
											128.6

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and Other	Inter- company	Consolidated
Reinsurers' share of premiums earned	196.7	210.2	179.4	288.9	72.5	947.7	9.2	—	—	(91.6)	865.3
Pre-tax benefit (cost) of ceded reinsurance	(50.9)	(32.5)	(11.8)	(12.6)	(11.6)	(119.4)	(27.4)	—	—	31.5	(115.3)

Components of Net Earnings

Underwriting and Operating Income
Set out and discussed below are the underwriting and operating results of Fairfax's insurance and reinsurance operations, Runoff and Other by reporting segment for the three and nine months ended September 30, 2013 and 2012.

Canadian Insurance - Northbridge

	Third quarter		First nine months
	2013	2012	2013	2012
Underwriting loss	(3.7)	(1.8)	(5.8)	(27.4)

Loss & LAE - accident year	81.1%	74.6%	78.6%	75.2%
Commissions	17.6%	15.2%	16.8%	15.0%
Underwriting expenses	20.8%	20.4%	19.9%	20.2%
Combined ratio - accident year	119.5%	110.2%	115.3%	110.4%
Net favourable development	(18.0)%	(9.5)%	(14.5)%	(6.8)%
Combined ratio - calendar year	101.5%	100.7%	100.8%	103.6%

Gross premiums written	265.1	283.7	860.0	895.9
Net premiums written	217.0	214.8	769.0	705.7
Net premiums earned	251.3	254.0	740.1	751.9
Underwriting loss	(3.7)	(1.8)	(5.8)	(27.4)
Interest and dividends	2.6	7.6	12.0	32.9
Operating income (loss)	(1.1)	5.8	6.2	5.5
Net losses on investments	(108.0)	(11.3)	(39.9)	(123.4)
Pre-tax loss before interest and other	(109.1)	(5.5)	(33.7)	(117.9)

Effective January 1, 2013 Northbridge sold its wholly-owned U.S. subsidiary Commonwealth Insurance Company of America ("CICA") to TIG Insurance Company. CICA had total equity of $20.8 on January 1, 2013 principally comprised of its U.S. property business in runoff following the renewal rights transfer discussed below. Periods prior to January 1, 2013 have not been restated as the impact was not significant. Effective January 1, 2013 Northbridge discontinued its 10% participation on a quota share reinsurance contract with Group Re and received $39.1 (Cdn$39.4) of unearned premium which had previously been ceded to Group Re (the "unearned premium portfolio transfer"). Effective May 1, 2012 Northbridge sold the renewal rights of its U.S. property business to a wholly-owned subsidiary of OdysseyRe (the "renewal rights transfer").

Northbridge's underwriting results in the third quarter and first nine months of 2013 primarily reflected an increase in net favourable development of prior years' reserves, partially offset by higher current period catastrophe losses year-over-year and the competitive conditions within the Canadian commercial lines insurance market which remain challenging. Northbridge reported underwriting losses of $3.7 and $5.8 (combined ratios of 101.5% and 100.8%) in the third quarter and first nine months of 2013 respectively, compared to underwriting losses of $1.8 and $27.4 (combined ratios of 100.7% and 103.6%) in the third quarter and first nine months of 2012 respectively.

Net favourable development of prior years' reserves reflecting better than expected emergence across most accident years and lines of business, increased from $24.2 (9.5 combined ratio points) and $50.9 (6.8 combined ratio points) in the third quarter and first nine months of 2012 respectively to $45.2 (18.0 combined ratio points) and $107.6 (14.5 combined ratio points) in the third quarter and first nine months of 2013 respectively. Current period catastrophe losses in the third quarter of 2013 totaled $22.3 (8.9 combined ratio points) and principally related to the Toronto floods. Current period catastrophe losses (inclusive of reinstatement premiums) in the first nine months of 2013 totaled $55.9 (7.6 combined ratio points) and was principally comprised of the impact from the Alberta floods of $35.0 (4.8 combined ratio points) and the Toronto floods of $16.7 (2.3 combined ratio points). The underwriting results in the third quarter and first nine months of 2012 included $8.5 and $14.9 of current period catastrophe losses respectively which added 3.3 and 2.0 combined ratio points to the combined ratios in those respective periods (primarily related to storms in Alberta, Ontario and Quebec and tornados in the U.S. midwest). Northbridge’s commission expense ratio increased from 15.2% and 15.0% in the third quarter and first nine months of 2012 respectively to 17.6% and 16.8% in the third quarter and first nine months of 2013 respectively, primarily reflecting lower ceding commissions received in 2013 following the termination of the intercompany quota share reinsurance contract discussed above. Northbridge's corporate overhead in the third quarter and first nine months of 2013 included a charge of $31.2 (Cdn$31.9) related to software development costs that became redundant following a decision by Northbridge to pursue a new group-wide underwriting software system.

In order to better compare Northbridge's gross premiums written, net premiums written and net premiums earned in the third quarters and first nine months of 2013 and 2012, the premiums presented in the following table are expressed in Canadian dollars, give effect to the renewal rights transfer as of January 1, 2012 and exclude the effect on January 1, 2013 of the unearned premium portfolio transfer.

	Cdn$
	Third quarter		First nine months
	2013	2012	2013	2012
Gross premiums written	275.9	282.5	880.2	876.3
Net premiums written	226.4	216.9	748.4	707.0
Net premiums earned	261.0	247.7	756.4	730.7

Gross premiums written decreased by 2.3% from Cdn$282.5 in the third quarter of 2012 to Cdn$275.9 in the third quarter of 2013 due to lower premium volumes at Northbridge Insurance, partially offset by higher premium volumes at Federated Insurance. Gross premiums written increased by 0.4% from Cdn$876.3 in the first nine months of 2012 to Cdn$880.2 in the first nine months of 2013 due to higher premium volumes at Federated Insurance, partially offset by lower premium volumes at Northbridge Insurance. Lower premium volumes at Northbridge Insurance reflected modest decreases in writings across most segments except in the Specialty Risk segment which benefited from increased fronting of property and aviation business. Higher premium volumes at Federated Insurance reflected improvements in retention levels and increased new business. In addition to the factors which impacted gross premiums written, growth in net premiums written and net premiums earned of 4.4% and 5.4% respectively in the third quarter of 2013 (growth of 5.9% and 3.5% respectively in the first nine months of 2013) also reflected increased premium retention following the termination of the intercompany quota share reinsurance contract discussed above.

The significant increase in net losses on investments (as set out in the table below), decreased interest and dividend income (principally related to higher total return swap expense and the impact on investment income of increased holdings of cash and short term investments year-over-year) and the modest increase in underwriting loss year-over-year, produced a pre-tax loss before interest and other of $109.1 in the third quarter of 2013 compared to a pre-tax loss before interest and other of $5.5 in the third quarter of 2012. The decrease in net losses on investments (as set out in the table below) and the lower underwriting loss, partially offset by decreased interest and dividend income (principally related to the impact on investment income of increased holdings of cash and short term investments year-over-year, increased investment administration expenses, and lower dividend income due to sales of certain dividend paying common stocks in 2013, partially offset by an increase in share of profit of associates on a year-over-year basis), produced a pre-tax loss before interest and other of $33.7 in the first nine months of 2013 compared to a pre-tax loss before interest and other of $117.9 in the first nine months of 2012.

	Third quarter		First nine months
	2013	2012	2013	2012
Common stocks and equity derivatives (excluding equity hedges)	4.2	57.8	108.7	4.7
Equity hedges	(89.4)	(59.2)	(138.4)	(120.1)
Bonds	(4.4)	26.6	(29.9)	51.1
Preferred stocks	(0.3)	2.1	(2.6)	(10.6)
CPI-linked derivatives	(6.4)	(13.1)	(23.2)	(22.3)
Foreign currency	(9.7)	(25.5)	24.0	(32.4)
Gain on disposition of associates	—	—	22.2	6.8
Other	(2.0)	—	(0.7)	(0.6)
Net losses on investments	(108.0)	(11.3)	(39.9)	(123.4)

Northbridge's cash resources, excluding the impact of foreign currency translation, increased by $591.9 in the third quarter of 2013 compared to a decrease of $10.9 in the third quarter of 2012 and increased by $900.0 in the first nine months of 2013 compared to an increase of $527.2 in the first nine months of 2012. Cash provided by operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL) was $50.6 in the third quarter of 2013 compared to cash provided by operating activities of $41.2 in the third quarter of 2012 with the year-over-year increase primarily attributable to an increase in income taxes recovered, offset somewhat by an increase in net claims paid. Cash provided by operating activities was $44.9 in the first nine months of 2013 compared to cash provided by operating activities of $65.4 in the first nine months of 2012 with the year-over-year decrease primarily attributable to lower net premium collections, offset somewhat by an increase in income taxes recovered.

U.S. Insurance — Crum & Forster and Zenith National (1)

	Third quarter
	2013			2012
	Crum & Forster	Zenith National	Total	Crum & Forster	Zenith National	Total
Underwriting profit (loss)	2.2	5.7	7.9	(4.2)	(23.4)	(27.6)

Loss & LAE - accident year	68.6%	68.1%	68.3%	69.2%	77.5%	72.1%
Commissions	13.3%	9.8%	12.1%	13.2%	9.8%	12.0%
Underwriting expenses	17.4%	23.5%	19.6%	19.0%	27.4%	21.8%
Combined ratio - accident year	99.3%	101.4%	100.0%	101.4%	114.7%	105.9%
Net favourable development	—	(4.6)%	(1.6)%	—	—	—
Combined ratio - calendar year	99.3%	96.8%	98.4%	101.4%	114.7%	105.9%

Gross premiums written	407.1	147.6	554.7	386.4	131.4	517.8
Net premiums written	323.9	144.1	468.0	318.3	128.2	446.5
Net premiums earned	314.9	175.7	490.6	312.0	158.5	470.5
Underwriting profit (loss)	2.2	5.7	7.9	(4.2)	(23.4)	(27.6)
Interest and dividends	4.0	4.5	8.5	7.6	5.0	12.6
Operating income (loss)	6.2	10.2	16.4	3.4	(18.4)	(15.0)
Net losses on investments	(149.8)	(33.9)	(183.7)	(10.5)	(2.3)	(12.8)
Pre-tax loss before interest and other	(143.6)	(23.7)	(167.3)	(7.1)	(20.7)	(27.8)

	First nine months
	2013			2012
	Crum & Forster	Zenith National	Total	Crum & Forster	Zenith National	Total
Underwriting loss	(3.4)	(2.5)	(5.9)	(25.8)	(71.0)	(96.8)

Loss & LAE - accident year	69.5%	68.9%	69.2%	69.7%	77.6%	72.3%
Commissions	13.2%	9.9%	12.1%	13.0%	9.8%	12.0%
Underwriting expenses	17.7%	25.4%	20.4%	19.6%	28.9%	22.6%
Combined ratio - accident year	100.4%	104.2%	101.7%	102.3%	116.3%	106.9%
Net adverse (favourable) development	—	(3.7)%	(1.3)%	0.6%	(0.1)%	0.4%
Combined ratio - calendar year	100.4%	100.5%	100.4%	102.9%	116.2%	107.3%

Gross premiums written	1,162.8	586.7	1,749.5	1,160.6	519.7	1,680.3
Net premiums written	912.0	574.4	1,486.4	955.7	509.0	1,464.7
Net premiums earned	939.5	493.7	1,433.2	889.0	438.5	1,327.5
Underwriting loss	(3.4)	(2.5)	(5.9)	(25.8)	(71.0)	(96.8)
Interest and dividends	24.7	17.7	42.4	27.0	16.8	43.8
Operating income (loss)	21.3	15.2	36.5	1.2	(54.2)	(53.0)
Net gains (losses) on investments	(245.5)	(114.3)	(359.8)	50.6	(0.3)	50.3
Loss on repurchase of long term debt	—	—	—	(0.8)	—	(0.8)
Pre-tax income (loss) before interest and other	(224.2)	(99.1)	(323.3)	51.0	(54.5)	(3.5)

(1)
These results differ from those published by Zenith National primarily due to differences between IFRS and U.S. GAAP, intercompany investment transactions and acquisition accounting adjustments recorded by Fairfax related to the acquisition of Zenith National in 2010.

Crum & Forster
Effective October 1, 2013 Crum & Forster transferred its directors and officers and management liability insurance business to Hudson Insurance Group ("Hudson"), a wholly-owned insurance subsidiary of OdysseyRe. This strategic combination will allow Hudson (which also underwrites this line of business) to provide a more focused and efficient presence in the marketplace for such insurance. Approximately $20 of annual gross premiums written is available to Hudson related to this transferred business.

In connection with the acquisition of American Safety by Fairfax on October 3, 2013, Crum & Forster assumed the renewal rights to American Safety's environmental casualty, excess and surplus lines casualty, property and package lines of business. Crum & Forster anticipates underwriting approximately $73 of gross premiums written related to these renewal rights on an annual basis.

On July 3, 2013 Crum & Forster acquired a 100% interest in Hartville Group, Inc. ("Hartville") for cash purchase consideration of $34.0. Hartville markets and administers pet health insurance plans (including enrollment, claims, billing and customer service) and produces approximately $40 in gross premiums written annually. Prior to the acquisition, Crum & Forster underwrote all of the premiums produced by Hartville and ceded 57% of this business to a reinsurance subsidiary controlled by Hartville. Subsequent to the acquisition, Crum & Forster will underwrite and retain 100% of the premiums produced by Hartville.

Crum & Forster reported an underwriting profit of $2.2 and underwriting loss of $3.4 and combined ratios of 99.3% and 100.4% in the third quarter and first nine months of 2013 respectively, compared to underwriting losses of $4.2 and $25.8 and combined ratios of 101.4% and 102.9% in the third quarter and first nine months of 2012 respectively. There was no significant net reserve development in the third quarters of 2013 and 2012 and in the first nine months of 2013. The underwriting results in the first nine months of 2012 included 0.6 of a combined ratio point ($5.0) of net adverse development of prior years' reserves primarily related to a single large property loss. Current period catastrophe losses totaled $0.6 and $2.8 in the third quarter and first nine months of 2013 respectively, compared with $3.9 and $7.6 in the third quarter and first nine months of 2012 respectively (primarily related to Hurricane Isaac in the southeast U.S. and tornadoes and flooding in the midwest, central and southeast U.S.). Crum & Forster’s expense ratio (excluding commissions) improved from 19.0% and 19.6% in the third quarter and first nine months of 2012 respectively to 17.4% and 17.7% in the third quarter and first nine months of 2013 respectively, primarily as a result of a business interruption insurance benefit received by the Seneca division in the third quarter of 2013 related to Hurricane Sandy and the benefit from year-over-year increases in net premiums earned of 0.9% and 5.7% in the third quarter and first nine months of 2013 respectively.

Gross premiums written increased by 5.4% from $386.4 in the third quarter of 2012 to $407.1 in the third quarter of 2013 (increased by 0.2% from $1,160.6 in the first nine months of 2012 to $1,162.8 in the first nine months of 2013) primarily reflecting an increase in specialty lines gross premiums written of $42.3 in the third quarter of 2013 ($93.1 in the first nine months of 2013), partially offset by a decrease in standard lines gross premiums written of $21.6 in the third quarter of 2013 ($90.9 in the first nine months of 2013). The increase in specialty lines gross premiums written was primarily due to increased writings at the Fairmont Specialty division (principally in the accident and health line of business related to a new travel program) and the marine and energy division, partially offset by decreased writings at the CoverXSpecialty division (principally related to targeted reductions in unprofitable excess and surplus casualty lines of business). Lower standard lines gross premiums written reflected a reduction in workers' compensation business where pricing was considered inadequate. Net premiums written increased by 1.8% in the third quarter of 2013 (decreased by 4.6% in the first nine months of 2013) generally reflecting the shift in business mix to include more premium from specialty lines of business where premium retention is generally lower (specifically, the accident and health line of business) relative to standard lines of business. Net premiums earned increased by 0.9% in the third quarter of 2013 (5.7% in the first nine months of 2013) reflecting the growth in net premiums written in prior periods.

Interest and dividend income of $4.0 and $24.7 in the third quarter and first nine months of 2013 respectively, decreased from interest and dividend income of $7.6 and $27.0 in the third quarter and first nine months of 2012 respectively. Lower investment income earned reflected the sale of higher-yielding municipal, government and corporate bonds in 2012 where the proceeds were reinvested into lower yielding cash and short term investments and decreased dividends earned on common stocks as a result of sales of dividend paying equities during 2013. The significant net losses on investments (as set out in the table below) and lower interest and dividend income, partially offset by improvements in underwriting profitability, produced a pre-tax loss before interest and other of $143.6 in the third quarter of 2013 ($224.2 in the first nine months of 2013) compared to a pre-tax loss before interest and other of $7.1 in the third quarter of 2012 (pre-tax income before interest and other of $51.0 in the first nine months of 2012).
Crum & Forster’s cash resources, excluding the impact of foreign currency translation, decreased by $98.4 in the third quarter of 2013 compared to a decrease of $116.1 in the third quarter of 2012 and decreased by $66.0 in the first nine months of 2013 compared to a decrease of $73.7 in the first nine months of 2012. Cash provided by operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL) was $39.4 in the third quarter of 2013 ($51.8 in the first nine months of 2013) compared to $57.3 in the third quarter of 2012 ($96.6 in the first nine months of 2012) with the year-over-year decline primarily attributable to higher net paid losses, partially offset by income taxes recovered.
Crum & Forster paid a dividend to Fairfax of nil in the first nine months of 2013 ($63.0 in the first nine months of 2012).

Zenith National
Zenith National reported an underwriting profit of $5.7 and an underwriting loss of $2.5 and combined ratios of 96.8% and 100.5% in the third quarter and first nine months of 2013 respectively, compared to underwriting losses of $23.4 and $71.0 and combined ratios of 114.7% and 116.2% in the third quarter and first nine months of 2012 respectively. Net premiums earned in the third quarter and first nine months of 2013 of $175.7 and $493.7 respectively, increased from $158.5 and $438.5 in the third quarter and first nine months of 2012 respectively, principally reflecting premium rate increases. The improvement in Zenith National’s combined ratios in the third quarter and first nine months of 2013 compared to the same periods in 2012 reflected: decreases of 9.4 and 8.7 percentage points in the accident year loss and LAE ratio in the third quarter and first nine months of 2013 respectively, due to earned premium price increases exceeding estimates of loss trends; net favourable development of prior years' reserves of 4.6 and 3.7 percentage points in the third quarter and first nine months of 2013 respectively, reflecting net favourable emergence related to the 2012 accident year; and decreases in the expense ratio (excluding commissions) of 3.9 and 3.5 percentage points in the third quarter and first nine months of 2013 respectively, as a result of a 10.9% and 12.6% year-over-year increase in net premiums earned in those respective periods.

Interest and dividend income of $4.5 and $17.7 in the third quarter and first nine months of 2013 compared to interest and dividend income of $5.0 and $16.8 in the third quarter and first nine months of 2012. The changes year-over-year reflect improved limited partnership investment income, offset by higher total return swap expense and lower investment income earned as a result of the sale of higher-yielding long-term U.S. government bonds during 2012 with reinvestment in lower-yielding short-term investments. The significant net losses on investments (as set out in the table below), partially offset by improvements in underwriting profitability and relatively stable interest and dividend income, produced a pre-tax loss before interest and other of $23.7 in the third quarter of 2013 ($99.1 in the first nine months of 2013) compared to a pre-tax loss before interest and other of $20.7 in the third quarter of 2012 ($54.5 in the first nine months of 2012).
At September 30, 2013 Zenith National had unrestricted cash and cash equivalents of $46.0. Cash provided by operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL) increased from $13.8 and $32.6 in the third quarter and first nine months of 2012 respectively, to $33.1 and $80.0 in the third quarter and first nine months of 2013 respectively, primarily as a result of increased premium collections.
Zenith National received a capital contribution of $10.0 from Fairfax in the first nine months of 2013 (nil in the first nine months of 2012). Zenith National paid dividends to Fairfax and its affiliates of nil in the first nine months of 2013 ($100.0 in the first nine months of 2012).
Net gains (losses) on investments in the third quarter and first nine months of 2013 and 2012 for the U.S. Insurance segment were comprised as shown in the following table:

	Third quarter
	2013			2012
	Crum & Forster	Zenith National	Total	Crum & Forster	Zenith National	Total
Common stocks and equity derivatives (excluding equity hedges)	18.8	22.6	41.4	28.0	2.6	30.6
Equity hedges	(133.9)	(38.2)	(172.1)	(78.3)	(16.1)	(94.4)
Bonds	(30.5)	(19.2)	(49.7)	45.0	12.2	57.2
Preferred stocks	7.0	2.9	9.9	0.2	(0.5)	(0.3)
CPI-linked derivatives	(8.6)	(4.0)	(12.6)	(3.6)	(1.5)	(5.1)
Other	(2.6)	2.0	(0.6)	(1.8)	1.0	(0.8)
Net losses on investments	(149.8)	(33.9)	(183.7)	(10.5)	(2.3)	(12.8)

	First nine months
	2013			2012
	Crum & Forster	Zenith National	Total	Crum & Forster	Zenith National	Total
Common stocks and equity derivatives (excluding equity hedges)	166.9	54.9	221.8	94.0	(11.0)	83.0
Equity hedges	(246.6)	(91.0)	(337.6)	(165.8)	(22.4)	(188.2)
Bonds	(154.0)	(75.2)	(229.2)	141.0	33.7	174.7
Preferred stocks	6.6	5.7	12.3	1.8	6.9	8.7
CPI-linked derivatives	(14.1)	(8.6)	(22.7)	(16.5)	(8.5)	(25.0)
Other	(4.3)	(0.1)	(4.4)	(3.9)	1.0	(2.9)
Net gains (losses) on investments	(245.5)	(114.3)	(359.8)	50.6	(0.3)	50.3

Asian Insurance - Fairfax Asia

	Third quarter		First nine months
	2013	2012	2013	2012
Underwriting profit	12.4	9.9	23.1	20.4

Loss & LAE - accident year	73.1%	75.9%	76.6%	77.0%
Commissions	(5.6)%	(3.5)%	1.0%	2.2%
Underwriting expenses	13.1%	11.9%	12.9%	11.9%
Combined ratio - accident year	80.6%	84.3%	90.5%	91.1%
Net adverse (favourable) development	0.3%	(1.1)%	(3.2)%	(3.2)%
Combined ratio - calendar year	80.9%	83.2%	87.3%	87.9%

Gross premiums written	141.8	127.8	395.5	368.5
Net premiums written	54.5	53.8	190.9	181.4
Net premiums earned	64.8	59.1	182.1	169.2
Underwriting profit	12.4	9.9	23.1	20.4
Interest and dividends	10.1	12.9	36.1	24.2
Operating income	22.5	22.8	59.2	44.6
Net losses on investments	(7.8)	(0.6)	(29.2)	(3.3)
Pre-tax income before interest and other	14.7	22.2	30.0	41.3

Fairfax Asia reported underwriting profits of $12.4 and $23.1 and combined ratios of 80.9% and 87.3% in the third quarter and first nine months of 2013 respectively, compared to underwriting profits of $9.9 and $20.4 and combined ratios of 83.2% and 87.9% in the third quarter and first nine months of 2012 respectively. Each of First Capital, Falcon and Pacific Insurance produced combined ratios as set out in the following table:

	Third quarter		First nine months
	2013	2012	2013	2012
First Capital	73.0%	69.1%	79.1%	77.2%
Falcon	92.8%	98.4%	98.0%	100.1%
Pacific Insurance	82.4%	102.3%	92.3%	98.0%

The combined ratio in the third quarter of 2013 included 0.3 of a combined ratio point ($0.2) of net adverse development of prior years’ reserves (primarily attributable to commercial automobile and accident and health lines of business, partially offset by net favourable development of prior years' reserves related to marine hull and property lines of business) compared to 1.1 combined ratio points ($0.6) of net favourable development of prior years’ reserves in the third quarter of 2012 (primarily attributable to the workers' compensation, accident and health and commercial automobile lines of business). The combined ratio in the first nine months of 2013 included 3.2 combined ratio points ($5.8) of net favourable development of prior years’ reserves (primarily related to workers' compensation, marine hull and commercial automobile lines of business) compared to 3.2 combined ratio points ($5.5) of net favourable development of prior years' reserves in the first nine months of 2012 (primarily attributable to workers' compensation, commercial automobile, accident and health and general liability lines of business).

During the third quarter of 2013 gross premiums written, net premiums written and net premiums earned increased by 11.0%, 1.3% and 9.6% respectively, primarily as a result of increased writings of commercial automobile, engineering and liability lines of business, partially offset by a reduction in writings of the marine hull line of business. During the first nine months of 2013 gross premiums written, net premiums written and net premiums earned increased by 7.3%, 5.2% and 7.6% respectively, primarily as a result of increased writings of property, engineering, liability and commercial automobile lines of business, partially offset by a reduction in writings of the marine hull line of business. The year-over-year increase in net premiums written in the third quarter and first nine months of 2013 is lower than the increase in gross premiums written due to the growth in the engineering and liability lines of business where Fairfax Asia's premium retention is lower relative to its other lines of business. The increases in net premiums earned reflects the growth in net premiums written in prior periods.

The combination of the year-over-year increase in net losses on investments (as set out in the table below) and a modest decrease in interest and dividend income, partially offset by higher underwriting profit, produced pre-tax income before interest and other of $14.7 in the third quarter of 2013 compared to pre-tax income before interest and other of $22.2 in the third quarter of 2012. The combination of the year-over-year increase in net losses on investments (as set out in the table below), partially offset by increased interest and dividend income (principally reflecting a year-over-year increase in share of profit of an associate (ICICI Lombard)) and higher underwriting profit, produced pre-tax income before interest and other of $30.0 in the first nine months of 2013 compared to pre-tax income before interest and other of $41.3 in the first nine months of 2012.

In the first nine months of 2013 Fairfax Asia contributed $4.8 (2012 - nil) to ICICI Lombard through participation in a rights offering to maintain its 26.0% ownership interest.

	Third quarter		First nine months
	2013	2012	2013	2012
Common stocks and equity derivatives (excluding equity hedges)	1.9	3.6	5.8	10.4
Equity hedges	(9.9)	(5.9)	(30.1)	(15.1)
Bonds	0.8	6.1	(7.8)	13.4
Preferred stocks	0.9	0.3	(1.1)	(2.1)
Foreign currency	(1.3)	(4.6)	4.2	(9.8)
Other	(0.2)	(0.1)	(0.2)	(0.1)
Net losses on investments	(7.8)	(0.6)	(29.2)	(3.3)

Reinsurance - OdysseyRe(1)

	Third quarter		First nine months
	2013	2012	2013	2012
Underwriting profit	84.1	94.5	257.8	231.7

Loss & LAE - accident year	66.3%	63.6%	61.9%	61.0%
Commissions	18.4%	18.8%	19.7%	18.8%
Underwriting expenses	6.8%	6.4%	8.5%	8.4%
Combined ratio - accident year	91.5%	88.8%	90.1%	88.2%
Net favourable development	(3.9)%	(2.4)%	(4.5)%	(1.8)%
Combined ratio - calendar year	87.6%	86.4%	85.6%	86.4%

Gross premiums written	880.8	816.2	2,112.4	2,125.0
Net premiums written	730.2	682.3	1,835.9	1,828.5
Net premiums earned	675.7	693.5	1,788.4	1,701.7
Underwriting profit	84.1	94.5	257.8	231.7
Interest and dividends	32.2	29.9	129.0	105.3
Operating income	116.3	124.4	386.8	337.0
Net gains (losses) on investments	(332.4)	(9.6)	(679.7)	56.4
Pre-tax income (loss) before interest and other	(216.1)	114.8	(292.9)	393.4

(1)
These results differ from those published by Odyssey Re Holdings Corp. primarily due to differences between IFRS and U.S. GAAP and purchase accounting adjustments (principally goodwill and intangible assets) recorded by Fairfax related to the privatization of OdysseyRe in 2009.

In connection with the acquisition of American Safety by Fairfax on October 3, 2013, Hudson Insurance Group ("Hudson"), a wholly-owned insurance subsidiary of OdysseyRe, assumed the renewal rights to American Safety's surety lines of business. Approximately $30 of annual gross premiums written is available to Hudson related to these renewal rights.
Effective October 1, 2013 Crum & Forster transferred its directors and officers and management liability insurance business to Hudson (which also underwrites this line of business). This strategic combination will allow Hudson to provide a more focused and efficient presence in the marketplace for such insurance. Approximately $20 of annual gross premiums written is available to Hudson related to this transferred business.

OdysseyRe reported underwriting profits of $84.1 and $257.8 and combined ratios of 87.6% and 85.6% in the third quarter and first nine months of 2013 respectively, compared to underwriting profits of $94.5 and $231.7 and a combined ratio of 86.4% in both the third quarter and first nine months of 2012. OdysseyRe's combined ratio benefited from net favourable development of prior years’ reserves of 3.9 combined ratio points ($26.3) and 4.5 combined ratio points ($80.3) in the third quarter and first nine months of 2013 respectively, compared to 2.4 combined ratio points ($16.9) and 1.8 combined ratio points ($30.0) in the third quarter and first nine months of 2012 respectively. Net favourable development of prior years' reserves during those respective periods primarily related to net favourable emergence on prior years' catastrophe loss reserves. Current period catastrophe losses (net of reinstatement premiums) added 7.3 combined ratio points ($49.5) and 7.7 combined ratio points ($138.4) to the combined ratios in the third quarter and first nine months of 2013 respectively as set out in the following table:

	Third quarter						First nine months
	2013			2012			2013			2012
	Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact		Catastrophe losses(1)	Combined ratio impact
Alberta floods	10.1	1.5		—	—		25.1	1.4		—	—
Germany hailstorms	14.2	2.1		—	—		14.2	0.8		—	—
Toronto floods	11.0	1.6		—	—		11.0	0.6		—	—
Central Europe floods	—	—		—	—		23.2	1.3		—	—
Hurricane Isaac	—	—		10.0	1.4		—	—		10.0	0.6
Italy earthquake	—	—		—	—		—	—		10.3	0.6
Other	14.2	2.1		33.5	4.9		64.9	3.6		77.4	4.5
	49.5	7.3	points	43.5	6.3	points	138.4	7.7	points	97.7	5.7	points

(1)	Net of reinstatement premiums.

OdysseyRe’s commission expense ratio decreased from 18.8% in the third quarter of 2012 to 18.4% in the third quarter of 2013 primarily as a result of modest changes in OdysseyRe's business mix. OdysseyRe’s commission expense ratio increased from 18.8% in the first nine months of 2012 to 19.7% in the first nine months of 2013 primarily as a result of a Florida property quota share reinsurance contract with a commission rate higher than OdysseyRe's mix of business in force prior to the inception of that contract on June 1, 2012.
Gross premiums written and net premiums written increased by 7.9% and 7.0% respectively in the third quarter of 2013 compared to the third quarter of 2012 primarily reflecting increased writings of U.S. crop insurance. Gross premiums written and net premiums written decreased by 0.6% and increased by 0.4% respectively in the first nine months of 2013 compared to the first nine months of 2012. OdysseyRe's participation on the Florida property quota share reinsurance contract decreased from 45% to 30% following its renewal on June 1, 2013 and resulted in the return of $37.9 of unearned premiums to the cedent. OdysseyRe had recorded unearned premiums of $119.8 transferred from the cedent at the inception of this reinsurance contract on June 1, 2012. Excluding the impact of these transfers of unearned premiums from the first nine months of 2012 and 2013, gross premiums written and net premiums written increased by 7.2% and 9.7% respectively in the first nine months of 2013 compared to the first nine months of 2012, primarily reflecting increased writings of U.S. crop insurance and the contribution of the Florida property quota share reinsurance contract throughout the first nine months of 2013 compared to four months (June to September) in the first nine months of 2012.

Net premiums earned decreased by 2.6% and increased by 5.1% in the third quarter and first nine months 2013 respectively, compared to the third quarter and first nine months of 2012. Net premiums earned in the third quarter and first nine months of 2012 included a one-time positive adjustment of $49.5 to reflect the earning into income of certain lines of business in OdysseyRe's U.S. Insurance division to the end of the period (previously, these lines of business were earned into income on a two month lag). The effect of this adjustment on underwriting profit was not significant. Prior to giving effect to this one-time adjustment in 2012, net premiums earned increased by 4.9% and 8.2% in the third quarter and first nine months of 2013 respectively, compared to the third quarter and first nine months of 2012 consistent with the same factors that affected net premiums written in the third quarter and first nine months of 2013.

Interest and dividend income increased from $29.9 in the third quarter of 2012 ($105.3 in the first nine months of 2012) to $32.2 in the third quarter of 2013 ($129.0 in the first nine months of 2013) primarily reflecting increased limited partnership investment income, partially offset by higher investment administration fees. Interest and dividend income in the first nine months of 2012 also reflected a loss of $10.9 related to OdysseyRe's share of the loss of an associate (principally comprised of an impairment charge).

The significant net losses on investments (as set out in the table below) and modest decrease in underwriting profit, partially offset by the slight improvement in interest and dividend income, produced a pre-tax loss before interest and other of $216.1 in the third quarter of 2013 compared to pre-tax income before interest and other of $114.8 in the third quarter of 2012. The significant net losses on investments (as set out in the table below), partially offset by increased underwriting profit and interest and dividend income, produced a pre-tax loss before interest and other of $292.9 in the first nine months of 2013 compared to pre-tax income before interest and other of $393.4 in the first nine months of 2012.

	Third quarter		First nine months
	2013	2012	2013	2012
Common stocks and equity derivatives (excluding equity hedges)	66.3	70.1	295.2	164.1
Equity hedges	(259.5)	(136.7)	(557.7)	(275.4)
Bonds	(84.0)	96.1	(357.8)	257.6
Preferred stocks	22.2	(3.2)	16.3	(0.5)
CPI-linked derivatives	(41.1)	(17.9)	(56.3)	(46.3)
Foreign currency	(8.9)	(14.5)	12.3	(38.4)
Gain on disposition of associate	—	—	12.2	14.7
Other	(27.4)	(3.5)	(43.9)	(19.4)
Net gains (losses) on investments	(332.4)	(9.6)	(679.7)	56.4

OdysseyRe’s cash resources, excluding the impact of foreign currency translation, decreased by $135.0 and $130.5 in the third quarter and first nine months of 2013 respectively, compared to a decrease of $66.5 and an increase of $149.0 in the third quarter and first nine months of 2012 respectively. Cash provided by operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL) decreased from $155.4 in the third quarter of 2012 to $107.8 in the third quarter of 2013 primarily as a result of payments received in the third quarter of 2012 to settle the unearned premium transfer related to the Florida property quota share reinsurance contract, partially offset by decreased income taxes paid in the third quarter of 2013. Cash provided by operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL) decreased from $248.8 in the first nine months of 2012 to $218.4 in the first nine months of 2013 primarily due to payments received in 2012 to settle the unearned premium transfer related to the Florida property quota share reinsurance contract, partially offset by higher net paid losses in 2012 related to the Japan earthquake and decreased income taxes paid in 2013.

Insurance and Reinsurance - Other

For the quarters ended September 30, 2013 and 2012

	Third quarter
	2013
	Group Re	Advent	Polish Re	Fairfax Brasil	Inter-company	Total
Underwriting profit (loss)	6.6	(2.8)	0.6	(0.4)	—	4.0

Loss & LAE - accident year	75.9%	75.3%	55.1%	59.4%	—	69.5%
Commissions	21.8%	18.1%	20.8%	18.3%	—	19.8%
Underwriting expenses	3.1%	18.7%	5.0%	34.3%	—	13.2%
Combined ratio - accident year	100.8%	112.1%	80.9%	112.0%	—	102.5%
Net adverse (favourable) development	(21.6)%	(5.7)%	16.7%	(9.0)%	—	(6.1)%
Combined ratio - calendar year	79.2%	106.4%	97.6%	103.0%	—	96.4%

Gross premiums written	35.7	34.5	25.2	32.8	(4.4)	123.8
Net premiums written	35.5	28.7	20.3	15.0	—	99.5
Net premiums earned	32.0	44.3	22.4	12.6	—	111.3
Underwriting profit (loss)	6.6	(2.8)	0.6	(0.4)	—	4.0
Interest and dividends	(0.3)	1.2	0.9	0.2	—	2.0
Operating income (loss)	6.3	(1.6)	1.5	(0.2)	—	6.0
Net gains (losses) on investments	(21.4)	4.6	0.1	4.0	—	(12.7)
Pre-tax income (loss) before interest and other	(15.1)	3.0	1.6	3.8	—	(6.7)

	Third quarter
	2012
	Group Re	Advent	Polish Re	Fairfax Brasil	Inter- company	Total
Underwriting profit (loss)	3.9	0.5	(3.5)	(3.9)	—	(3.0)

Loss & LAE - accident year	61.4%	69.9%	75.9%	78.9%	—	68.1%
Commissions	24.1%	21.8%	13.3%	(2.8)%	—	19.8%
Underwriting expenses	2.6%	14.2%	5.7%	74.9%	—	11.7%
Combined ratio - accident year	88.1%	105.9%	94.9%	151.0%	—	99.6%
Net adverse (favourable) development	4.1%	(6.9)%	21.6%	0.5%	—	2.9%
Combined ratio - calendar year	92.2%	99.0%	116.5%	151.5%	—	102.5%

Gross premiums written	47.2	37.9	25.3	29.1	(5.5)	134.0
Net premiums written	49.7	33.7	20.1	8.7	—	112.2
Net premiums earned	49.5	46.3	21.9	7.4	—	125.1
Underwriting profit (loss)	3.9	0.5	(3.5)	(3.9)	—	(3.0)
Interest and dividends	7.3	3.0	1.7	—	—	12.0
Operating income (loss)	11.2	3.5	(1.8)	(3.9)	—	9.0
Net gains on investments	26.2	2.4	2.7	3.3	—	34.6
Pre-tax income (loss) before interest and other	37.4	5.9	0.9	(0.6)	—	43.6

For the nine months ended September 30, 2013 and 2012

	First nine months
	2013
	Group Re	Advent	Polish Re	Fairfax Brasil	Inter-company	Total
Underwriting profit (loss)	14.7	(5.0)	(2.6)	(1.7)	—	5.4

Loss & LAE - accident year	66.3%	70.3%	78.3%	59.7%	—	69.3%
Commissions	24.3%	18.7%	17.7%	16.2%	—	19.8%
Underwriting expenses	3.0%	19.1%	8.5%	33.0%	—	14.2%
Combined ratio - accident year	93.6%	108.1%	104.5%	108.9%	—	103.3%
Net favourable development	(9.3)%	(4.3)%	(0.2)%	(4.7)%	—	(5.0)%
Combined ratio - calendar year	84.3%	103.8%	104.3%	104.2%	—	98.3%

Gross premiums written	68.0	197.0	76.1	114.5	(29.2)	426.4
Net premiums written	65.9	145.6	63.2	48.1	—	322.8
Net premiums earned	93.7	132.1	61.5	39.3	—	326.6
Underwriting profit (loss)	14.7	(5.0)	(2.6)	(1.7)	—	5.4
Interest and dividends	3.2	4.6	2.8	1.0	—	11.6
Operating income (loss)	17.9	(0.4)	0.2	(0.7)	—	17.0
Net gains (losses) on investments	17.3	(1.8)	0.4	1.8	—	17.7
Pre-tax income (loss) before interest and other	35.2	(2.2)	0.6	1.1	—	34.7

	First nine months
	2012
	Group Re	Advent	Polish Re	Fairfax Brasil	Inter- company	Total
Underwriting profit (loss)	6.9	1.6	(5.0)	(10.5)	—	(7.0)

Loss & LAE - accident year	66.0%	74.5%	78.3%	84.5%	—	72.5%
Commissions	23.6%	22.6%	17.4%	1.0%	—	20.6%
Underwriting expenses	1.7%	15.0%	5.3%	54.3%	—	10.8%
Combined ratio - accident year	91.3%	112.1%	101.0%	139.8%	—	103.9%
Net adverse (favourable) development	3.9%	(13.3)%	7.1%	1.4%	—	(1.9)%
Combined ratio - calendar year	95.2%	98.8%	108.1%	141.2%	—	102.0%

Gross premiums written	154.5	222.5	87.7	84.2	(33.1)	515.8
Net premiums written	152.3	163.2	70.3	30.3	—	416.1
Net premiums earned	144.3	130.6	63.1	25.4	—	363.4
Underwriting profit (loss)	6.9	1.6	(5.0)	(10.5)	—	(7.0)
Interest and dividends	25.2	8.2	5.4	(0.7)	—	38.1
Operating income (loss)	32.1	9.8	0.4	(11.2)	—	31.1
Net gains on investments	22.8	1.5	5.7	5.5	—	35.5
Pre-tax income (loss) before interest and other	54.9	11.3	6.1	(5.7)	—	66.6
Effective January 1, 2013 Group Re discontinued its 10% participation on an intercompany quota share reinsurance contract with Northbridge and returned $39.1 of unearned premium to Northbridge (the "unearned premium portfolio transfer").

The Insurance and Reinsurance – Other segment produced underwriting profits of $4.0 and $5.4 and combined ratios of 96.4% and 98.3% in the third quarter and first nine months of 2013 respectively, compared to underwriting losses of $3.0 and $7.0 and combined ratios of 102.5% and 102.0% in the third quarter and first nine months of 2012 respectively.

The improvement in underwriting profitability in the third quarter of 2013 reflected net favourable development of prior years' reserves which increased to $6.8 (6.1 combined ratio points) in the third quarter of 2013 compared to $3.6 (2.9 combined ratio points) of net adverse development of prior years' reserves included in the underwriting loss in the third quarter of 2012. Current period catastrophe losses (net of reinstatement premiums) were primarily attributable to the impact of the Germany hailstorms and Alberta floods on Group Re and totaled $2.0 (1.8 combined ratio points) in the third quarter of 2013. The underwriting results in the third quarter of 2012 included current period catastrophe losses (net of reinstatement premiums) of $4.6 (3.7 combined ratio points).

The improvement in underwriting profitability in the first nine months of 2013 primarily reflected a 3.2 combined ratio point improvement in the accident year loss and LAE ratio reflecting improved property catastrophe experience at Group Re, higher underwriting margins at Advent following the re-underwriting of certain classes of business, and the decreased cost of reinsurance purchased and the emergence of profitable underwriting opportunities at Fairfax Brasil. In the first nine months of 2013 increased net favourable development of prior year's reserves were largely offset by increased catastrophe losses on a year-over-year basis. Net favourable development of prior years' reserves increased from $6.9 (1.9 combined ratio points) in the first nine months of 2012 to $16.3 (5.0 combined ratio points) in the first nine months of 2013. The increase in the benefit from net favourable development of prior years' reserves in the third quarter and first nine months of 2013, primarily reflected net favourable development of prior year's reserves at Group Re (related to prior years' catastrophe losses). The underwriting results in the first nine months of 2013 included $21.1 (6.5 combined ratio points) of current period catastrophe losses (net of reinstatement premiums) principally comprised of $5.5 (1.7 combined ratio points) related to the central Europe floods, $6.6 (2.0 combined ratio points) related to the Alberta floods and $3.0 (0.9 combined ratio points) related to the Germany hailstorms. The underwriting results in the first nine months of 2012 included current period catastrophe losses (net of reinstatement premiums) of $12.6 (3.5 combined ratio points).
Gross premiums written and net premiums written decreased by 7.6% and 11.3% respectively in the third quarter of 2013 compared to the third quarter of 2012 primarily reflecting the impact on Group Re of the termination of the intercompany quota share reinsurance contract with Northbridge discussed above (specifically, the decrease in quota share participation from 10% in 2012 to nil in 2013) and the non-renewal of certain classes of business where terms and conditions were considered inadequate at Advent, partially offset by growth at Fairfax Brasil. Net premiums written was also affected by the decreased usage of reinsurance at Advent in the third quarter of 2013. Net premiums earned decreased by 11.0% from $125.1 in the third quarter of 2012 to $111.3 in the third quarter of 2013 consistent with the factors which affected gross premiums written and net premiums written.

Gross premiums written and net premiums written decreased by 17.3% and 22.4% respectively in the first nine months of 2013 compared to the first nine months of 2012. Excluding the unearned premium portfolio transfer which suppressed the gross premiums written (and net premiums written) of Group Re in the first nine months of 2013 by $39.1, gross premiums written and net premiums written in the first nine months of 2013 decreased by 9.8% and 13.0% respectively, primarily reflecting the impact on Group Re of the termination of the intercompany quota share reinsurance contract with Northbridge discussed above (specifically, the decrease in quota share participation from 10% in 2012 to nil in 2013) and the non-renewal of certain classes of business where terms and conditions were considered inadequate at Advent and Polish Re, partially offset by growth at Fairfax Brasil. Net premiums written was also affected by the decreased usage of reinsurance at Advent in the first nine months of 2013. Net premiums earned decreased by 10.1% from $363.4 in the first nine months of 2012 to $326.6 in the first nine months of 2013 consistent with the same factors which affected gross premiums written and net premiums written.

Interest and dividend income decreased from $12.0 in the third quarter of 2012 to $2.0 in the third quarter of 2013 and from $38.1 in the first nine months of 2012 to $11.6 in the first nine months of 2013, primarily as a result of decreased share of profit of associates (reflecting the sales of Cunningham Lindsey in the fourth quarter of 2012 and The Brick in the first quarter of 2013) and lower investment income earned as a result of the sale in 2012 of higher yielding government bonds where the proceeds from sales were reinvested into lower yielding cash and short term investments. The gain on disposition of associate in the first nine months of 2013 as set out in the table below reflects the net gain of $73.9 related to the sale of the company's investment in The Brick.

The year-over-year decrease in net gains on investments (as set out in the table below) and lower interest and dividend income, partially offset by the improvement in underwriting profitability, produced a pre-tax loss before interest and other of $6.7 in the third quarter of 2013 (pre-tax income before interest and other of $34.7 in the first nine months of 2013) compared to pre-tax income before interest and other of $43.6 in the third quarter of 2012 (pre-tax income before interest and other of $66.6 in the first nine months of 2012).

	Third quarter		First nine months
	2013	2012	2013	2012
Common stocks and equity derivatives (excluding equity hedges)	36.9	31.1	51.4	20.5
Equity hedges	(33.5)	(7.5)	(75.7)	(19.2)
Bonds	(1.0)	17.1	(14.7)	37.0
Preferred stocks	(12.6)	0.4	(14.4)	2.1
CPI-linked derivatives	(0.6)	(1.3)	(1.8)	(1.4)
Foreign currency	(1.4)	(3.8)	—	(2.2)
Gain on disposition of associate	—	—	73.9	—
Other	(0.5)	(1.4)	(1.0)	(1.3)
Net gains (losses) on investments	(12.7)	34.6	17.7	35.5

During the first nine months of 2013, Fairfax made capital contributions of $7.9 (2012 - nil) to Polish Re, nil (2012 - $18.0) to Fairfax Brasil and nil (2012 - $11.0) to Advent. During the first nine months of 2013, CRC Re paid a dividend-in-kind to Fairfax of $28.0 (2012 - nil) comprised of its 26.0% ownership interest in Ridley.

Runoff

	Third quarter		First nine months
	2013	2012	2013	2012
Gross premiums written	0.7	—	1.0	—
Net premiums written	0.5	0.1	0.5	—
Net premiums earned	1.1	0.1	32.7	5.8
Losses on claims	(0.2)	(2.2)	(54.7)	(11.0)
Operating expenses	(24.6)	(18.4)	(80.0)	(50.5)
Interest and dividends	15.7	5.7	55.2	50.3
Operating loss	(8.0)	(14.8)	(46.8)	(5.4)
Net gains (losses) on investments	(105.2)	27.9	(242.3)	150.9
Pre-tax income (loss) before the undernoted	(113.2)	13.1	(289.1)	145.5
Gain on significant reinsurance commutation	—	—	33.1	—
Pre-tax income (loss) before interest and other	(113.2)	13.1	(256.0)	145.5
On October 3, 2013 the company acquired all of the outstanding common shares of American Safety for $30.25 per share in cash, representing aggregate purchase consideration of $317.1. On October 8, 2013, the company sold American Safety's Bermuda-based reinsurance subsidiary, American Safety Reinsurance, Ltd., to an unrelated third party for net proceeds of $52.5. Crum & Forster assumed the renewal rights to American Safety's environmental casualty, excess and surplus lines casualty, property and package lines of business and anticipates underwriting approximately $73 of gross premiums written related to these renewal rights on an annual basis. Hudson Insurance Group ("Hudson"), a wholly-owned insurance subsidiary of OdysseyRe assumed the renewal rights to American Safety's surety lines of business and anticipates underwriting approximately $30 of gross premiums written related to these renewal rights on an annual basis. The remainder of American Safety's lines of business which did not meet Fairfax's underwriting criteria were placed into runoff under the supervision of the RiverStone group. The purchase consideration for this acquisition was financed internally by the company’s runoff subsidiaries, Crum & Forster and Hudson. The fair values of the portfolio investments (including cash and short term investments), insurance contract liabilities and recoverable from reinsurers of American Safety that will ultimately be retained by Runoff are estimated to be $625, $690 and $210 respectively, the majority of which will be consolidated in the Runoff reporting segment. American Safety, a Bermuda-based holding company, underwrote specialty risks through its U.S.-based program administrator, American Safety Insurance Services, Inc., and its U.S. insurance and Bermuda reinsurance companies.

On March 29, 2013 TIG entered into an agreement to commute a recoverable from a reinsurer with a carrying value of $85.4 for total consideration of $118.5 (principally cash consideration of $115.8 which was received on April 5, 2013) and recognized a gain of $33.1 in the first nine months of 2013 as set out in the table above.

Effective January 1, 2013 Northbridge sold its wholly-owned subsidiary Commonwealth Insurance Company of America ("CICA") to TIG. CICA had total equity of $20.8 on January 1, 2013 principally to support its U.S. property business placed into runoff effective May 1, 2012. Periods prior to January 1, 2013 have not been restated as the impact was not significant.

On October 12, 2012 the company's UK runoff subsidiary, RiverStone Holdings Limited, completed the acquisition of a 100% interest in RiverStone Insurance (formerly known as Brit Insurance Limited) for cash purchase consideration of $335.1 (208.3 British pound sterling). The assets and liabilities and results of operations of RiverStone Insurance were consolidated within the company's financial reporting in the Runoff reporting segment. RiverStone Insurance is located in London, England and wrote U.K. domestic and international insurance and reinsurance business prior to being placed into runoff early in 2012. In the first nine months of 2013 the Runoff reporting segment included the impact of the policies in-force at RiverStone Insurance on the date of acquisition which will runoff under the supervision of RiverStone which increased net premiums earned, losses on claims and operating expenses by $29.5, $17.2 and $15.6 respectively.

On December 21, 2012 RiverStone (UK) agreed to reinsure the runoff portfolio of the Eagle Star group of companies currently owned by the Zurich group and comprised primarily of London market and U.S. casualty business related to accident years 1990 and prior (the "Eagle Star reinsurance transaction"). Net loss reserves ($130.9 at December 21, 2012) are expected to be formally transferred to RiverStone (UK) during 2013 by way of Part VII transfer pursuant to the Financial Services and Markets Act 2000 of the United Kingdom.

The Runoff segment produced a pre-tax loss before interest and other of $113.2 in the third quarter of 2013 compared to pre-tax income before interest and other of $13.1 in the third quarter of 2012 and produced a pre-tax loss before interest and other of $256.0 in the first nine months of 2013 compared to pre-tax income before interest and other of $145.5 in the first nine months of 2012. The pre-tax losses before interest and other in the third quarter and first nine months of 2013 principally reflected increased net losses on investments (as set out in the table below). The pre-tax loss before interest and other in the first nine months of 2013 also included the gain on a significant reinsurance commutation (described above).

Runoff reported an operating loss of $8.0 in the third quarter of 2013 compared to an operating loss of $14.8 in the third quarter of 2012 with the decrease principally due to increased interest and dividend income earned on the investment portfolio of RiverStone Insurance, partially offset by the incremental operating costs associated with RiverStone Insurance and the Eagle Star reinsurance transaction. Runoff reported an operating loss of $46.8 in the first nine months of 2013 compared to an operating loss of $5.4 in the first nine months of 2012. In order to better compare the operating loss of Runoff's underlying business, the discussion that follows excludes from the first nine months of 2013 the impact on net premiums earned, losses on claims and operating expenses the runoff of the insurance policies of RiverStone Insurance. Net premiums earned of $3.2 and $5.8 in the first nine months of 2013 and 2012 respectively, primarily related to the runoff of the unearned premiums of the General Fidelity warranty business.

Losses on claims of $37.5 in the first nine months of 2013 principally reflected net strengthening of $30.5 of prior years' loss reserves in U.S. Runoff (primarily asbestos and environmental loss reserves at TIG). Losses on claims of $11.0 in the first nine months of 2012 primarily reflected incurred losses of $79.6 in U.S. Runoff (principally related to net strengthening of asbestos and general liability reserves), partially offset by net favourable reserve development in European Runoff (primarily related to favourable emergence on reserves across all lines of business). The increase in operating expenses from $50.5 in the first nine months of 2012 to $64.4 in the first nine months of 2013 primarily related to the benefit of the release of a provision related to value added tax recorded in the operating expenses in the first nine months of 2012.

Interest and dividend income increased from $5.7 in the third quarter of 2012 ($50.3 in the first nine months of 2012) to $15.7 in the third quarter of 2013 ($55.2 in the first nine months of 2013) reflecting Runoff's increased share of profit of associates. Interest and dividend income in the first nine months of 2013 also reflected lower investment income earned (the result of sales during 2012 of higher yielding bonds (primarily U.S. treasury bonds) where the proceeds were reinvested into lower yielding cash and short term investments and common stocks) and increased investment and administration fees.

	Third quarter		First nine months
	2013	2012	2013	2012
Common stocks and equity derivatives (excluding equity hedges)	56.1	30.0	177.8	89.9
Equity hedges	(126.2)	(46.0)	(242.1)	(62.2)
Bonds	(27.8)	40.3	(196.8)	127.9
Preferred stocks	3.1	0.6	(2.9)	(3.5)
CPI-linked derivatives	(1.3)	—	(4.7)	(2.6)
Foreign currency	(7.9)	3.9	16.3	3.7
Gain on disposition of associate	—	—	9.8	3.6
Other	(1.2)	(0.9)	0.3	(5.9)
Net gains (losses) on investments	(105.2)	27.9	(242.3)	150.9

During the first nine months of 2013, Runoff paid cash dividends of $30.0 (2012 – $177.6) and dividends-in-kind (marketable securities) of nil (2012 – $126.2) to Fairfax. The dividend of $30.0 received in the third quarter of 2013 was reinvested into Runoff in the fourth quarter of 2013 and formed part of the funding for the American Safety acquisition.

Other (1)

	Third quarter		First nine months
	2013	2012	2013	2012
Revenue	273.2	217.6	653.9	601.2
Expenses	(261.9)	(208.1)	(626.8)	(586.6)
Pre-tax income before interest and other	11.3	9.5	27.1	14.6
Share of profit of associates	—	—	0.4	—
Interest expense	(1.6)	(0.8)	(3.3)	(1.0)
Pre-tax income	9.7	8.7	24.2	13.6

(1)
These results differ from those published by Ridley Inc. primarily due to purchase accounting adjustments related to the acquisition of Ridley and the inclusion of the results of operations of William Ashley, Sporting Life, Prime Restaurants and Thomas Cook India.

On May 14, 2013 Thomas Cook India acquired a 77.3% interest in IKYA for purchase consideration of $46.8 (2,563.2 million Indian rupees). Thomas Cook India partially financed the acquisition of IKYA through a private placement of its common shares to qualified institutional buyers (other than existing shareholders of Thomas Cook India). As a result of the share issuance, the company's interest in Thomas Cook India was reduced from 87.1% at December 31, 2012 to 75.0% at June 30, 2013. IKYA provides specialized human resources services to leading corporate clients in India.
On November 28, 2012 Ridley acquired the assets and certain liabilities of Stockade Brands Inc. (a manufacturer of animal feed products). On November 30, 2012 Ridley and Masterfeeds Inc. contributed the net assets of their respective Canadian feed businesses to a newly formed limited partnership (Masterfeeds LP). Ridley received a 30% interest in Masterfeeds LP for the net assets contributed. The company records its investment in Masterfeeds LP using the equity method of accounting.
Ridley’s revenue and expenses fluctuate with changes in raw material prices. Decreases in Ridley’s revenues from $174.4 in the third quarter of 2012 to $134.0 in the third quarter of 2013 and from $490.4 in the first nine months of 2012 to $408.6 in the first nine months of 2013, primarily reflected the divestiture of its Canadian feed operations in the fourth quarter of 2012, partially offset by higher material prices on a year-over-year basis. The remaining revenues and expenses included in the Other reporting segment were comprised of the revenues and expenses of William Ashley, Sporting Life, Prime Restaurants (acquired January 10, 2012), Thomas Cook India (acquired August 14, 2012) and IKYA (acquired May 14, 2013).

Interest and Dividends and Net Gains (Losses) on Investments

An analysis of interest and dividend income and net gains (losses) on investments is presented in the Investments section of this MD&A.

Interest Expense

Consolidated interest expense increased from $51.5 in the third quarter of 2012 to $53.4 in the third quarter of 2013 and from $156.0 in the first nine months of 2012 to $159.9 in the first nine months of 2013, reflecting higher interest expense subsequent to the issuance on January 21, 2013 and October 15, 2012 of Cdn$250.0 and Cdn$200.0 principal amounts respectively of Fairfax unsecured senior notes due 2022 and the consolidation of the subsidiary indebtedness of Thomas Cook India, partially offset by the repayment on October 19, 2012 of $200.0 principal amount of the TIG Note and the repurchases on January 22, 2013 and March 11, 2013 of $12.2 and $36.2 principal amounts respectively of Fairfax unsecured senior notes due 2017. Consolidated interest expense in the first nine months of 2013 also reflected the impact of the repayment on April 26, 2012 of $86.3 principal amount of Fairfax unsecured senior notes upon maturity.

Consolidated interest expense was comprised of the following:

	Third quarter		First nine months
	2013	2012	2013	2012
Fairfax	42.8	38.9	129.4	119.4
Crum & Forster	0.4	0.6	1.1	1.9
Zenith National	0.8	0.8	2.5	2.5
OdysseyRe	6.7	6.9	20.4	20.8
Advent	1.1	1.1	3.2	3.4
Runoff (TIG)	—	2.4	—	7.0
Other	1.6	0.8	3.3	1.0
	53.4	51.5	159.9	156.0

Corporate Overhead and Other

Corporate overhead and other consists of the expenses of all of the group holding companies, net of the company's investment management and administration fees and the investment income, including net investment gains and losses, earned on holding company cash and investments, and is comprised of the following:

	Third quarter		First nine months
	2013	2012	2013	2012
Fairfax corporate overhead	26.3	27.5	69.6	75.5
Subsidiary holding companies' corporate overhead	46.0	15.4	79.8	39.3
Holding company interest and dividends	6.1	0.8	17.5	7.5
Holding company net (gains) losses on investments	78.8	51.8	(98.3)	159.4
Investment management and administration fees	(16.4)	(15.4)	(69.9)	(43.8)
	140.8	80.1	(1.3)	237.9

Fairfax corporate overhead decreased from $27.5 and $75.5 in the third quarter and first nine months of 2012 respectively to $26.3 and $69.6 in the third quarter and first nine months of 2013 respectively, primarily as a result of lower legal expenses, partially offset by increased compensation and acquisition related expenses. Subsidiary holding companies' corporate overhead expense increased from $15.4 and $39.3 in the third quarter and first nine months of 2012 respectively to $46.0 and $79.8 in the third quarter and first nine months of 2013 respectively, primarily as a result of a charge of $31.2 related to redundant software development costs included in the corporate overhead of Northbridge following a decision by Northbridge to pursue a group-wide software solution. Subsidiary holding companies' corporate overhead expense in the first nine months of 2013 included increased expenses related to a recently implemented voluntary retirement program at Crum & Forster.

Total return swap expense is reported as a component of interest and dividend income ($9.4 and $26.8 in the third quarter and first nine months of 2013 respectively and $9.3 and $30.3 in the third quarter and first nine months of 2012 respectively). Prior to giving effect to the impact of total return swap expense, interest and dividends on holding company cash and investments decreased from $8.5 in the third quarter of 2012 to $3.3 in the third quarter of 2013 primarily as a result of decreased dividend income and lower share of profit of associates. Prior to giving effect to the impact of total return swap expense, interest and dividend income on holding company cash and investments decreased from $22.8 in the first nine months of 2012 to $9.3 in the first nine months of 2013, primarily as a result of lower share of profit of associates and lower investment income reflecting decreased holdings year-over-year of high-yielding corporate debt securities and long term U.S. treasury bonds. Total return swap expense decreased in the first nine months of 2013 principally reflecting a decrease in the average notional amount of short equity total return swaps on a year-over-year basis. Holding company net gains and losses on investments were comprised as shown in the table below. Investment management and administration fees increased from $15.4 in the third quarter of 2012 to $16.4 in the third quarter of 2013 and from $43.8 in the first nine months of 2012 to $69.9 in the first nine months of 2013. The increase in the third quarter of 2013 was as a result of management fees earned on the higher year-over-year investment portfolio at RiverStone Insurance and management fees earned on higher realized gains on equity investments (principally at Northbridge and

OdysseyRe). The increase in the first nine months of 2013 reflected the same factors and also included adjustments to the fees payable in respect of the prior year.

	Third quarter		First nine months
	2013	2012	2013	2012
Common stocks and equity derivatives (excluding equity hedges)	38.5	5.9	94.0	(10.0)
Equity hedges	(125.8)	(81.9)	(27.8)	(184.6)
Bonds	2.8	25.0	7.5	60.8
Preferred stocks	6.0	1.0	(5.8)	(9.3)
Foreign currency	2.2	7.0	(3.1)	(5.3)
Gain on disposition of associates	—	—	11.9	—
Other	(2.5)	(8.8)	21.6	(11.0)
Net gains (losses) on investments	(78.8)	(51.8)	98.3	(159.4)

Income Taxes

The $211.5 and $413.0 recovery of income taxes in the third quarter and first nine months of 2013 respectively differed from the recovery of income taxes that would be determined by applying the company’s Canadian statutory income tax rate of 26.5% to loss before income taxes primarily as a result of non-taxable investment income (including dividend income, non-taxable interest income, capital gains and the 50% of net capital gains which are not taxable in Canada), losses incurred in jurisdictions where the corporate income tax rate is higher than the company’s Canadian statutory income tax rate, partially offset by unrecorded income tax losses and temporary differences.

The $2.6 and $17.5 provision for income taxes in the third quarter and first nine months of 2012 respectively differed from the provision for income taxes that would be determined by applying the company’s Canadian statutory income tax rate of 26.5% to earnings before income taxes primarily as a result of non-taxable investment income (including dividend income, non-taxable interest income, capital gains and the 50% of net capital gains which are not taxable in Canada), partially offset by income or losses earned or incurred in jurisdictions where the corporate income tax rate is different from the company’s statutory income tax rate and unrecorded income tax losses.

Non-controlling Interests

The attribution of net earnings (loss) to the non-controlling interests is comprised of the following:

	Third quarter		First nine months
	2013	2012	2013	2012
Ridley	0.9	1.2	2.6	2.3
Fairfax Asia	0.4	0.6	0.6	1.2
Prime Restaurants	0.2	0.4	0.5	1.0
Sporting Life	0.1	(0.1)	(0.3)	(0.6)
Thomas Cook India	1.0	0.2	1.8	0.2
	2.6	2.3	5.2	4.1

Components of Consolidated Balance Sheets

Consolidated Balance Sheet Summary

Holding company cash and investments decreased to $1,139.3 ($1,096.1 net of $43.2 of holding company short sale and derivative obligations) at September 30, 2013 compared to $1,169.2 at December 31, 2012 ($1,128.0 net of $41.2 of holding company short sale and derivative obligations). Significant cash movements at the Fairfax holding company level during the first nine months of 2013 are as set out in the Financial Condition section of this MD&A under the heading Liquidity.

Insurance contract receivables increased by $126.9 to $2,072.3 at September 30, 2013 from $1,945.4 at December 31, 2012 primarily as a result of increased premiums receivable balances at Zenith National (reflecting the timing of policy renewals) and OdysseyRe (primarily as a result of larger year-over-year premiums receivable and timing of collection of crop premiums receivable), partially offset by decreased premiums receivable balances at Runoff and Northbridge.

Portfolio investments comprise investments carried at fair value and equity accounted investments, the aggregate carrying value of which was $23,334.3 at September 30, 2013 ($23,155.4 net of subsidiary short sale and derivative obligations) compared to an aggregate carrying value at December 31, 2012 of $25,163.2 ($24,966.2 net of subsidiary short sale and derivative obligations). The decrease of $1,810.8 in the aggregate carrying value of portfolio investments (net of subsidiary short sale and derivative obligations) at September 30, 2013 compared to December 31, 2012 reflected the modest unfavourable impact of foreign currency translation (principally the impact of strengthening of the U.S. dollar relative to many of the currencies in which the company's non-U.S. dollar portfolio investments are denominated) in addition to the specific factors which caused movements in portfolio investments in the first nine months of 2013 as discussed below.

Subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) decreased by $780.8 primarily reflecting net cash paid of $1,207.6 in the first nine months of 2013 in connection with the reset provisions of the company’s long and short equity and equity index total return swaps and cash used to acquire government bonds, partially offset by net sales of common stocks and corporate bonds. Bonds (including bonds pledged for short sale derivative obligations) decreased by $1,036.7 primarily reflecting net unrealized depreciation (principally related to bonds issued by the U.S. government, U.S. states and municipalities and corporate and other bonds) and net sales of corporate bonds, partially offset by net purchases of government bonds. Common stocks decreased by $83.0 primarily reflecting net sales of common stocks, partially offset by net unrealized appreciation. Investments in associates increased by $53.2 primarily reflecting additional investments in Resolute and MEGA Brands and net purchases of limited partnerships, partially offset by the sale of The Brick, Imvescor and a private company. Derivatives and other invested assets net of short sale and derivative obligations increased by $67.8 due to decreased payables to counterparties to the company’s long and short equity and equity index total return swaps (net of balances receivable and excluding the impact of collateral requirements) and purchases of CPI-linked derivatives and other derivatives, partially offset by net unrealized depreciation of CPI-linked derivatives and foreign currency contracts.

Recoverable from reinsurers decreased by $358.6 to $4,932.2 at September 30, 2013 from $5,290.8 at December 31, 2012 primarily reflecting the continued progress by Runoff reducing its recoverable from reinsurers balance (through normal cession and collection activity and the commutation of a significant reinsurance recoverable balance described in the Runoff section of this MD&A) and decreased recoverable balances at Fairfax Asia (primarily at First Capital and Pacific Insurance related to the timing of settlements of balances recoverable from reinsurers), partially offset by increased recoverable balances at Northbridge due to the Alberta floods.

Deferred income taxes increased by $366.1 to $989.6 at September 30, 2013 from $623.5 at December 31, 2012 primarily due to increased operating loss carryovers and net unrealized investment losses in the U.S.

Other assets increased by $364.2 to $1,349.1 at September 30, 2013 from $984.9 at December 31, 2012 primarily as a result of an increase in receivables for securities sold but not yet settled and the consolidation of the receivable balances of IKYA.

Provision for losses and loss adjustment expenses decreased by $650.9 to $18,997.9 at September 30, 2013 from $19,648.8 at December 31, 2012 primarily reflecting the continued progress by Runoff in settling its remaining claim liabilities, net favourable development of prior years’ reserves (principally at Northbridge, OdysseyRe and Zenith National) and the effect of foreign exchange at Northbridge as a result of the strengthening of the U.S. dollar relative to the Canadian dollar, partially offset by the impact of catastrophe losses sustained during the first nine months of 2013 (principally at Northbridge and OdysseyRe).

Non-controlling interests increased by $42.2 to $111.4 at September 30, 2013 from $69.2 at December 31, 2012 principally as a result of the private placement of newly issued common shares of Thomas Cook India to institutional buyers other than Fairfax (reducing the company's ownership of Thomas Cook India from 87.1% at December 31, 2012 to 75.0% at September 30, 2013) and additional non-controlling interests in connection with the acquisition of IKYA during the second quarter of 2013.

Investments

Net Gains (Losses) on Investments
Net gains (losses) on investments in the three and nine months ended September 30, 2013 and 2012 were comprised as shown in the following table:

	Third quarter
	2013			2012
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments
Common stocks	256.0	(23.6)	232.4	151.3	101.6	252.9
Preferred stocks - convertible	—	43.8	43.8	—	0.6	0.6
Bonds - convertible	—	49.5	49.5	59.4	(19.5)	39.9
Other equity derivatives(1) (2)	—	12.9	12.9	—	(23.8)	(23.8)
Equity and equity-related holdings	256.0	82.6	338.6	210.7	58.9	269.6
Equity hedges(2)	(577.0)	(239.4)	(816.4)	—	(431.6)	(431.6)
Equity and equity-related holdings after equity hedges	(321.0)	(156.8)	(477.8)	210.7	(372.7)	(162.0)
Bonds	2.6	(215.4)	(212.8)	144.8	83.8	228.6
Preferred stocks	(1.2)	(13.4)	(14.6)	0.1	0.1	0.2
CPI-linked derivatives	—	(63.7)	(63.7)	—	(38.3)	(38.3)
Other derivatives	(14.3)	(27.5)	(41.8)	(7.5)	(9.1)	(16.6)
Foreign currency	7.0	(32.1)	(25.1)	(7.9)	(27.3)	(35.2)
Other	0.7	6.5	7.2	—	(0.3)	(0.3)
Net gains (losses) on investments	(326.2)	(502.4)	(828.6)	340.2	(363.8)	(23.6)

Net gains (losses) on bonds is comprised as follows:
Government bonds	1.1	(39.8)	(38.7)	87.1	(79.2)	7.9
U.S. states and municipalities	1.1	(160.8)	(159.7)	31.9	153.3	185.2
Corporate and other	0.4	(14.8)	(14.4)	25.8	9.7	35.5
	2.6	(215.4)	(212.8)	144.8	83.8	228.6

(1)	Other equity derivatives include long equity total return swaps and equity warrants.

(2)
Gains and losses on equity and equity index total return swaps that are regularly renewed as part of the company's long term risk management objectives are presented within net change in unrealized gains (losses).

	First nine months
	2013			2012
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments
Common stocks	403.0	299.4	702.4	227.9	56.5	284.4
Preferred stocks - convertible	—	22.6	22.6	—	(15.4)	(15.4)
Bonds - convertible	12.8	(12.6)	0.2	59.4	87.3	146.7
Gain on disposition of associates(1)	130.2	—	130.2	29.8	—	29.8
Other equity derivatives(2) (3)	32.4	219.9	252.3	—	78.2	78.2
Equity and equity-related holdings	578.4	529.3	1,107.7	317.1	206.6	523.7
Equity hedges(3)	(611.5)	(797.9)	(1,409.4)	(7.2)	(857.6)	(864.8)
Equity and equity-related holdings after equity hedges	(33.1)	(268.6)	(301.7)	309.9	(651.0)	(341.1)
Bonds	63.1	(890.7)	(827.6)	390.2	153.2	543.4
Preferred stocks	(1.2)	(19.6)	(20.8)	0.6	(0.4)	0.2
CPI-linked derivatives	—	(112.5)	(112.5)	—	(99.3)	(99.3)
Other derivatives	(0.2)	(23.5)	(23.7)	57.9	(73.0)	(15.1)
Foreign currency	(19.7)	69.3	49.6	(30.6)	(51.6)	(82.2)
Other	1.6	0.2	1.8	2.2	(1.1)	1.1
Net gains (losses) on investments	10.5	(1,245.4)	(1,234.9)	730.2	(723.2)	7.0

Net gains (losses) on bonds is comprised as follows:
Government bonds	36.4	(246.9)	(210.5)	321.0	(275.9)	45.1
U.S. states and municipalities	15.4	(610.8)	(595.4)	28.9	402.2	431.1
Corporate and other	11.3	(33.0)	(21.7)	40.3	26.9	67.2
	63.1	(890.7)	(827.6)	390.2	153.2	543.4

(1)
The gain on disposition of associate of $130.2 in the first nine months of 2013 reflected the the sales in the first quarter of the company's investment in The Brick ($111.9) and a private company ($12.1) and the sale in the second quarter of the company's investment in Imvescor ($6.2). The gain on disposition of associate of $29.8 in the first nine months of 2012 reflected the sale of the companies investment in Fibrek.

(2)	Other equity derivatives include long equity total return swaps and equity warrants.

(3)
Gains and losses on equity and equity index total return swaps that are regularly renewed as part of the company's long term risk management objectives are presented within net change in unrealized gains (losses).

Equity and equity related holdings: The company has economically hedged its equity and equity-related holdings (comprised of common stocks, convertible preferred stocks, convertible bonds, certain investments in associates and equity-related derivatives) against a potential decline in equity markets by way of short positions effected through equity and equity index total return swaps, including short positions in certain equity indexes and individual equities as set out in the table below. The company’s equity hedges are structured to provide a return which is inverse to changes in the fair values of the equity indexes and certain individual equities. In the third quarter and first nine months of 2013, the impact of basis risk was pronounced compared to prior periods as the performance of the company’s equity and equity-related holdings lagged the performance of the economic equity hedges used to protect those holdings despite the notional amount of the company’s equity hedges being closely matched to the fair value of the company’s equity and equity-related holdings, primarily as a result of the increase in the Russell 2000 index (the index underlying a significant proportion of the company’s short positions) being meaningfully greater than the gain in the company’s equity and equity-related holdings.

The company's equity and equity-related holdings after equity hedges produced a net loss of $477.8 in the third quarter of 2013 (a net loss of $301.7 in the first nine months of 2013) compared to a net loss of $162.0 in the third quarter of 2012 (a net loss of $341.1 in the first nine months of 2012). At September 30, 2013 equity hedges with a notional amount of $7,813.4 ($7,668.5 at December 31, 2012) represented 100.1% (100.6% at December 31, 2012) of the company’s equity and equity-related holdings of $7,808.7 ($7,626.5 at December 31, 2012). Net losses related to the company's equity and equity-related holdings after equity hedges in the third quarter and first nine months of 2013 were inclusive of net realized gains of $256.0 and $578.4 respectively recognized on sales of equity and equity-related holdings with original costs of $699.3 and $1,492.5 respectively. Concurrent with these sales, the company closed out a portion of its hedges to match the amount of equity and equity-related holdings sold and to rebalance its equity hedge ratio to approximately 100%. In the third quarter of 2013, the company closed S&P 500 and Russell 2000 short equity index total return swaps with original notional amounts of $644.9 and $350.6 respectively ($710.4 and $350.6 in the first nine months of 2013 respectively) and in doing so realized losses of $577.0 ($611.5 in the first nine months of 2013).

There may be periods when the notional amount of the equity hedges may exceed or be deficient relative to the company’s equity price risk exposure as a result of the timing of opportunities to exit and enter hedges at attractive prices, decisions by the company to hedge an amount less than the company’s full equity exposure or, on a temporary basis, as a result of non-correlated performance of the equity hedges relative to the equity and equity-related holdings. The company’s risk management objective is for the equity hedges to be reasonably effective in protecting that proportion of the company’s equity and equity-related holdings to which the hedges relate should a significant correction in the market occur. However, due to the lack of a perfect correlation between the hedged items and the hedging items, combined with other market uncertainties, it is not possible to predict the future impact of the company’s hedging program related to equity price risk. Refer to note 17 (Financial Risk Management) under the heading Market Price Fluctuations in the company’s interim consolidated financial statements for the three and nine months ended September 30, 2013 for a tabular analysis followed by a discussion of the company’s hedges of equity price risk and the related basis risk.

	September 30, 2013				December 31, 2012
Underlying short equity and equity index total return swaps	Units	Original notional amount(1)	Weighted average index value	Index value at period end	Units	Original notional amount(1)	Weighted average index value	Index value at period end
Russell 2000	47,614,922	3,151.3	661.83	1,073.79	52,881,400	3,501.9	662.22	849.35
S&P 500	3,828,278	406.9	1,062.76	1,681.55	10,532,558	1,117.3	1,060.84	1,426.19
S&P/TSX 60	13,044,000	206.1	641.12	732.89	13,044,000	206.1	641.12	713.72
Other equity indices	—	140.0	—	—	—	140.0	—	—
Individual equities	—	1,621.1	—	—	—	1,231.3	—	—

(1)    The aggregate notional amounts on the dates that the short positions were first initiated.
Bonds: Net losses on bonds of $212.8 and $827.6 in the third quarter and first nine months of 2013 respectively were primarily comprised of net mark-to-market losses on U.S. treasury bonds ($54.9 and $229.5 respectively), U.S. state bonds ($69.7 and $262.9 respectively) and bonds issued by U.S. municipalities ($89.7 and $332.1 respectively). The company recorded net gains on bonds of $228.6 and $543.4 in the third quarter and first nine months of 2012 respectively.

CPI-linked derivatives: The company has purchased derivative contracts referenced to consumer price indices (“CPI”) in the geographic regions in which it operates which serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. At September 30, 2013 these contracts have a remaining weighted average life of 7.7 years (7.7 years at December 31, 2012), a notional amount of $81.3 billion ($48.4 billion at December 31, 2012) and a fair value of $130.5 ($115.8 at December 31, 2012). The company’s CPI-linked derivative contracts produced unrealized losses of $63.7 and $112.5 in the third quarter and first nine months of 2013 respectively, compared to unrealized losses of $38.3 and $99.3 in the third quarter and first nine months of 2012. Unrealized losses on CPI-linked derivative contracts typically reflect increases in the values of the CPI indexes underlying those contracts during the periods presented (those contracts are structured to benefit the company during periods of decreasing CPI index values).

During the third quarter and first nine months of 2013 the company purchased notional amounts of $4,650.0 and $31,677.7 respectively of CPI-linked derivative contracts at a cost of $15.3 and $98.0 respectively. In addition, the company paid additional premiums of nil and $18.9 in the third quarter and first nine months of 2013 respectively to increase the strike price (primarily of its U.S.) CPI-linked derivative contracts. Refer to the analysis in note 7 (Short Sales and Derivatives) under the heading CPI-linked derivative contracts in the company’s interim consolidated financial statements for the three and nine months ended September 30, 2013 for a discussion of the company’s economic hedge against the potential adverse financial impact on the company of decreasing price levels.

Interest and Dividends

Consolidated interest and dividend income of $100.5 in the third quarter of 2012 decreased to $61.2 in the third quarter of 2013 reflecting lower investment income earned and higher total return swap expense. Consolidated interest and dividend income of $335.9 in the first nine months of 2012 decreased to $272.8 in the first nine months of 2013 reflecting lower investment income earned. Lower investment income in the third quarter and first nine months of 2013 principally reflected sales during 2012 and 2013 of higher yielding government and corporate bonds and sales of dividend paying equities during 2013, the proceeds of which were reinvested into lower yielding cash and short term investments. The increase in total return swap expense from $48.9 in the third quarter of 2012 to $66.3 in the third quarter of 2013 primarily related to the timing of the declaration date of the dividend on a security underlying a significant proportion of the company's short equity index total return swaps (iShares Russell 2000 Index). In 2012, this dividend was payable in June whereas in 2013 this dividend was payable in July. Total return swap expense of $136.3 in the first nine months of 2013 was comparable with total return swap expense of $135.1 in the first nine months of 2012.

The share of profit of associates of $20.2 and $66.3 in the third quarter and first nine months of 2013 improved significantly compared to the share of loss of associates of $5.2 and $5.0 in the third quarter and first nine months of 2012. The improvement in the third quarter of 2013 primarily reflected the company's decreased share of loss of Thai Re from $21.1 in the third quarter of 2012 (principally comprised of reserve strengthening related to the Thailand floods) to $1.1 in the third quarter of 2013. In addition to the factors which affected share of profit of associates in the third quarter of 2013, the first nine months of 2013 also reflected increased limited partnership investment income on a year-over-year basis. The first nine months of 2012 included the company's share ($18.8) of Fibrek's net loss during that period (principally comprised of an impairment charge recorded by Fibrek).

Resolute's reduction of its deferred tax asset in its quarter ended September 30, 2013 had no impact on Fairfax’s share of profit of associates in the third quarter and first nine months of 2013 as Fairfax’s carrying value of Resolute on initial application of the equity method of accounting already included such a reduction.

Financial Risk Management

The primary goals of the company’s risk management program are to ensure that the outcomes of activities involving elements of risk are consistent with the company’s objectives and risk tolerance, while maintaining an appropriate balance between risk and reward and protecting the company’s consolidated balance sheet from events that have the potential to materially impair its financial strength. The company’s exposure to potential loss from its insurance and reinsurance operations and investment activities primarily relates to underwriting risk, credit risk, liquidity risk and various market risks. Balancing risk and reward is achieved through identifying risk appropriately, aligning risk tolerances with business strategy, diversifying risk, pricing appropriately for risk, mitigating risk through preventive controls and transferring risk to third parties. There were no significant changes in the types of the company’s risk exposures or the processes used by the company for managing those risk exposures at September 30, 2013 compared to those identified at December 31, 2012 and disclosed in the company’s 2012 Annual Report other than as outlined in note 17 (Financial Risk Management) to the interim consolidated financial statements for the three and nine months ended September 30, 2013.

Financial Condition

Capital Resources and Management
The company manages its capital based on the following financial measurements and ratios:

	September 30, 2013	December 31, 2012
Holding company cash and investments (net of short sale and derivative obligations)	1,096.1	1,128.0

Holding company debt	2,385.7	2,220.2
Subsidiary debt	687.2	670.9
Other long term obligations – holding company	154.4	157.5
Total debt	3,227.3	3,048.6
Net debt	2,131.2	1,920.6

Common shareholders’ equity	6,769.0	7,654.7
Preferred stock	1,166.4	1,166.4
Non-controlling interests	111.4	69.2
Total equity	8,046.8	8,890.3

Net debt/total equity	26.5%	21.6%
Net debt/net total capital(1)	20.9%	17.8%
Total debt/total capital(2)	28.6%	25.5%
Interest coverage(3)	n/a	4.2x
Interest and preferred share dividend distribution coverage(4)	n/a	3.0x

(1)	Net total capital is calculated by the company as the sum of total equity and net debt.

(2)	Total capital is calculated by the company as the sum of total equity and total debt.

(3)	Interest coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense.

(4)
Interest and preferred share dividend distribution coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense and preferred share dividend distributions adjusted to a before tax equivalent at the company's Canadian statutory income tax rate.

Holding company debt (including other long term obligations) at September 30, 2013 increased by $162.4 to $2,540.1 from $2,377.7 at December 31, 2012 primarily due to the issuance of Cdn$250.0 principal amount of Fairfax unsecured senior notes due 2022, partially offset by the repurchase and redemption of $12.2 and $36.2 respectively of the outstanding principal amount of Fairfax unsecured senior notes due 2017 and the foreign currency translation effect of the strengthening of the U.S. dollar on the company's Canadian dollar denominated long term debt.

Subsidiary debt at September 30, 2013 increased by $16.3 to $687.2 from $670.9 at December 31, 2012 primarily reflecting increased subsidiary indebtedness of Sporting Life, partially offset by decreased indebtedness of Thomas Cook India (notwithstanding the issuance of $18.3 (1 billion Indian rupees) principal amount of debentures due 2018 and the consolidation of the subsidiary indebtedness of IKYA ($12.1)).

Common shareholders' equity at September 30, 2013 decreased by $885.7 to $6,769.0 from $7,654.7 at December 31, 2012 primarily as a result of the net loss attributable to shareholders of Fairfax ($567.9), the payment of dividends on the company's common and preferred shares ($251.5) and decreased accumulated other comprehensive income (a decrease of $70.2 in the first nine months of 2013 primarily related to foreign currency translation).

The changes in holding company debt, subsidiary debt and common shareholders’ equity affected the company’s leverage ratios as follows: the consolidated net debt/net total capital ratio increased to 20.9% at September 30, 2013 from 17.8% at December 31, 2012 primarily as a result of an increase in net debt and a decrease in net total capital. The increase in net debt was due to an increase in total debt (primarily increased holding company debt as described above) and a decrease in holding company cash and investments (net of short sale and derivative obligations). The decrease in net total capital was due to decreased common shareholders' equity, partially offset by increased net debt. The consolidated total debt/total capital ratio increased to 28.6% at September 30, 2013 from 25.5% at December 31, 2012 primarily as a result of increased total debt (primarily increased holding company debt as described above) and decreased total capital (reflecting decreased common shareholders' equity, partially offset by increased total debt and increased non-controlling interests).

Liquidity

Holding company cash and investments at September 30, 2013 totaled $1,139.3 ($1,096.1 net of $43.2 of holding company short sale and derivative obligations) compared to $1,169.2 at December 31, 2012 ($1,128.0 net of $41.2 of holding company short sale and derivative obligations). Significant cash movements at the Fairfax holding company level during the first nine months of 2013 included the following outflows – the payment of $251.5 of common and preferred share dividends, the payment of $99.8 of interest on long term debt, the repurchase and redemption of $12.2 and $36.2 respectively, of the outstanding principal amount of Fairfax unsecured senior notes due 2017, the partial repayment of an intercompany loan payable to Northbridge ($19.1) and capital contributions to Zenith National ($10.0) and Polish Re ($7.9). Significant inflows during the first nine months of 2013 included the following – net proceeds of $259.9 (Cdn$258.1) from the issuance of Cdn$250.0 principal amount of 5.84% unsecured senior notes due 2022, the receipt of $2.5 of net cash with respect to the reset provisions of long and short equity and equity index total return swaps (excluding the impact of collateral requirements), the receipt of $15.0 corporate income tax refunds and the receipt of dividends from Odyssey Re ($115.0), Runoff ($30.0), Ridley ($8.0) and Prime Restaurants ($4.2). The dividend received from Runoff ($30.0) was reinvested into Runoff in the fourth quarter of 2013 and formed part of the funding for the American Safety acquisition. The carrying value of holding company cash and investments was also affected by the following: receipt of investment management and administration fees, disbursements associated with corporate overhead expenses and costs in connection with the repurchase of subordinate voting shares for treasury. The carrying values of holding company investments vary with changes in the fair values of those securities.

The company believes that holding company cash and investments, net of holding company short sale and derivative obligations at September 30, 2013 of $1,096.1 ($1,128.0 at December 31, 2012) provide adequate liquidity to meet the holding company’s remaining known obligations in 2013. The holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company can draw upon its $300.0 unsecured revolving credit facility (for further details related to the credit facility, refer to note 15 (Subsidiary Indebtedness, Long Term Debt and Credit Facilities) to the consolidated financial statements for the year ended December 31, 2012 in the company’s 2012 Annual Report). The holding company's remaining known significant commitments for 2013 consist of interest and corporate overhead expenses, preferred share dividends, income tax payments and potential cash outflows related to derivative contracts (described below). On January 21, 2013, the company received net proceeds of $259.9 (Cdn$258.1) from the issuance of Cdn$250.0 principal amount of its unsecured senior notes due 2022 pursuant to a re-opening of those notes. During the first quarter of 2013, the company used these proceeds to repurchase and redeem $12.2 and $36.2 respectively, of the outstanding principal amount of its unsecured senior notes due 2017 and intends to use the remainder of those proceeds to fund the repayment upon maturity of $182.9 principal amount of OdysseyRe's unsecured senior notes on November 1, 2013.

The holding company may experience cash inflows or outflows (which at times could be significant) related to its derivative contracts, including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. During the third quarter and first nine months of 2013 the holding company paid net cash of $42.2 and received net cash of $2.5 respectively (paid net cash of $64.4 and $162.0 in the third quarter and first nine months of 2012 respectively) in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements).

During the first nine months of 2013 subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) decreased by $780.8 primarily reflecting net cash paid of $1,207.6 in the first nine months of 2013 in connection with the reset provisions of the company’s long and short equity and equity index total return swaps and cash used to acquire government bonds, partially offset by net sales of common stocks and corporate bonds. The insurance and reinsurance subsidiaries may experience cash inflows or outflows (which at times could be significant) related to their derivative contracts including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. During the third quarter and first nine months of 2013 the insurance and reinsurance subsidiaries paid net cash of $541.0 and $1,207.6 respectively (paid net cash of $405.7 and $589.2 in the third quarter and first nine months of 2012 respectively) in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements). The insurance and reinsurance subsidiaries typically fund any such obligations from cash provided by operating activities. In addition, obligations incurred on short equity and equity index total return swaps may be funded from sales of equity-related investments, the market values of which will generally vary inversely with the market values of the short equity and equity index total return swaps.

The following table presents major components of cash flow for the quarters and first nine months ended September 30:

	Third quarter		First nine months
	2013	2012	2013	2012
Operating activities
Cash provided by (used in) operating activities before the undernoted	(33.5)	370.2	(215.1)	204.5
Net (purchases) sales of securities classified as at FVTPL	476.3	(376.2)	914.4	1,263.2
Investing activities
Net (purchases) sales of investments in associates and joint ventures	28.1	12.9	98.2	(43.8)
Net purchase of subsidiaries, net of cash acquired	(29.1)	(140.1)	(75.3)	(191.5)
Net purchases of premises and equipment and intangible assets	(12.5)	(19.3)	(36.2)	(41.7)
Decrease in restricted cash in support of purchase of subsidiary	—	65.0	—	—
Financing activities
Net (repayment) issuance of subsidiary indebtedness	13.2	4.7	(10.8)	19.8
Issuance of long term debt	—	—	278.1	—
Repurchase of holding company and subsidiary debt and securities	(1.0)	(1.0)	(53.9)	(95.6)
Issuance of preferred shares	—	—	—	231.7
Purchase of subordinate voting shares for treasury	(0.5)	(1.0)	(11.7)	(19.7)
Issuance of subsidiary common shares to non-controlling interests	—	—	32.9	—
Common and preferred share dividends paid	(15.4)	(16.1)	(251.5)	(250.4)
Dividends paid to non-controlling interests	(0.4)	—	(6.4)	(6.7)
Increase (decrease) in cash, cash equivalents and bank overdrafts during the period	425.2	(100.9)	662.7	1,069.8

Cash used in operating activities excluding cash provided by net sales of securities classified as at FVTPL decreased to $33.5 in the third quarter of 2013 ($215.1 in the first nine months of 2013) from cash provided by operating activities of $370.2 in the third quarter of 2012 ($204.5 in the first nine months of 2012) primarily as a result of higher net paid losses, partially offset by lower income taxes paid and higher net premiums collected on a year-over-year basis.

Net sales of securities classified as at FVTPL of $476.3 in the third quarter of 2013 primarily reflected net sales of short term investments and common stocks, partially offset by net cash paid with respect to the reset provisions of total return swaps and net purchases of bonds. Net purchases of securities classified as at FVTPL of $376.2 in the third quarter of 2012 primarily reflected net cash paid with respect to the reset provisions of total return swaps and net purchases of short term investments, partially offset by net sales of bonds. Net sales of securities classified as at FVTPL of $914.4 in the first nine months of 2013 primarily reflected net sales of short term investments, common stocks and bonds, partially offset by net cash paid with respect to the reset provisions of total return swaps. Net sales of securities classified as at FVTPL of $1,263.2 in the first nine months of 2012 primarily reflected net sales of bonds, partially offset by net cash paid with respect to total return swaps and net purchases of common stocks.

Net sales of investments in associates and joint ventures of $28.1 in the third quarter of 2013 ($98.2 in the first nine months of 2013) primarily reflected net proceeds from sales of limited partnerships and also included in the first nine months of 2013 the net proceeds from sale of the Brick, partially offset by the purchase of additional investments in MEGA Brands and Resolute. Net sales of investments in associates and joint ventures of $12.9 in the third quarter of 2012 primarily reflected net sales of limited partnerships. Net purchases of investments in associates and joint ventures of $43.8 in the first nine months of 2012 primarily reflected investments in Thai Re and certain limited partnerships, partially offset by the net proceeds from sale of Fibrek. Net purchases of subsidiaries, net of cash acquired of $29.1 and $75.3 in the third quarter and first nine months of 2013 primarily related to the acquisition of Hartville and also included in the first nine months of 2013 the acquisition of a 58.0% effective interest in IKYA. Net purchases of subsidiaries, net of cash acquired of $140.1 in the third quarter of 2012 ($191.5 in the first nine months of 2012) primarily related to the acquisition of an 87.1% interest in Thomas Cook India and also included in the first nine months of 2012 the acquisition of an 81.7% interest in Prime Restaurants. The decrease in restricted cash in support of purchase of subsidiary of $65.0 in the third quarter of 2012 related to the acquisition of Thomas Cook India which closed in the third quarter of 2012.

Net issuance of subsidiary indebtedness of $13.2 in the third quarter of 2013 ($4.7 in the third quarter of 2012) and net repayment of subsidiary indebtedness of $10.8 in the first nine months of 2013 (net issuance of subsidiary indebtedness of $19.8 in the first nine months of 2012) primarily reflected advances and repayments of the subsidiary indebtedness of Ridley and Thomas Cook India in the normal course of business. Issuance of long term debt of $278.1 in the first nine months of 2013 reflected the proceeds from the issuance of Cdn$250.0 principal amount of Fairfax 5.84% unsecured senior notes due 2022 for net proceeds of $259.9 (Cdn$258.1) and the net proceeds received by Thomas Cook India following the issuance of $18.3 (1 billion Indian rupees) principal amount of its debentures due 2018. Repurchase of holding company and subsidiary debt and securities of $53.9 in the first nine months of 2013 primarily reflected the repurchase and redemption of Fairfax unsecured senior notes due 2017. Repurchase of holding company and subsidiary debt and securities of $95.6 in the first nine months of 2012 primarily related to the repayment on maturity of Fairfax unsecured senior notes ($86.3) and the redemption by Crum & Forster of its unsecured senior notes due 2017 ($6.4). Issuance of preferred shares of $231.7 in the first nine months of 2012 reflected the receipt of proceeds from the issuance of Cdn$237.5 par value of Series K preferred shares. Issuance of subsidiary common shares to non-controlling interests of $32.9 in the first nine months of 2013 reflected the private placement of Thomas Cook India common shares with institutional buyers to partially fund the acquisition of IKYA. The company paid preferred share dividends of $15.4 in the third quarter of 2013 ($16.1 in the third quarter of 2012) and $46.0 in the first nine months of 2013 ($44.6 in the first nine months of 2012). The company paid common share dividends of $205.5 in the first nine months of 2013 ($205.8 in the first nine months of 2012).

Contractual Obligations

The following table provides a payment schedule of the company's significant current and future obligations (holding company and subsidiaries) as at September 30, 2013:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Provision for losses and loss adjustment expenses	4,317.3	4,989.3	3,536.5	6,154.8	18,997.9
Long term debt obligations - principal	187.7	273.7	284.2	2,442.0	3,187.6
Long term debt obligations - interest	203.1	373.8	345.6	664.0	1,586.5
Operating leases - obligations	64.6	101.6	70.3	114.0	350.5
	4,772.7	5,738.4	4,236.6	9,374.8	24,122.5

For further detail on the maturity profile of the company's financial liabilities, please see the heading Liquidity Risk in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2012, in the company's 2012 Annual Report.

Book Value Per Share

Common shareholders’ equity at September 30, 2013 was $6,769.0 or $334.51 per basic share (excluding the unrecorded $343.3 excess of fair value over the carrying value of investments in associates) compared to $7,654.7 or $378.10 per basic share (excluding the unrecorded $427.1 excess of fair value over the carrying value of investments in associates) at December 31, 2012 representing a decrease per basic share in the first nine months of 2013 of 11.5% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2013, or a decrease of 8.8% adjusted to include that dividend). During the first nine months of 2013, the number of basic shares decreased primarily as a result of the repurchase of 9,844 subordinate voting shares for treasury (for use in the company’s share-based payment awards). At September 30, 2013 there were 20,235,531 common shares effectively outstanding.

Accounting and Disclosure Matters

Critical Accounting Estimates and Judgments

Please refer to note 4 (Critical Accounting Estimates and Judgments) to the interim consolidated financial statements for the three and nine months ended September 30, 2013.

Future Accounting Changes

Many IFRS are currently undergoing modification or are yet to be issued for the first time. Future standards expected to have a significant impact on the company’s consolidated financial reporting are described in the Accounting and Disclosure Matters section of the MD&A in the company’s 2012 Annual Report. New standards and amendments that have been issued but are not yet effective are described in note 3 (Summary of Significant Accounting Policies) to the consolidated financial statements for the year ended December 31, 2012, in the company’s 2012 Annual Report.

Comparative Quarterly Data (unaudited)

	September 30, 2013	June 30, 2013	March 31, 2013	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012	December 31, 2011
Revenue	1,120.8	1,355.8	1,784.6	2,764.2	1,891.6	1,742.5	1,624.5	823.6
Net earnings (loss)(1)	(569.1)	(156.9)	163.3	406.4	35.7	94.2	(1.3)	(770.8)
Net earnings (loss) attributable to shareholders of Fairfax(1)	(571.7)	(157.8)	161.6	402.4	33.4	93.7	(2.6)	(771.5)
Net earnings (loss) per share(1)	$(29.02)	$(8.55)	$7.22	$19.05	$0.85	$3.84	$(0.76)	$(38.47)
Net earnings (loss) per diluted share(1)	$(29.02)	$(8.55)	$7.12	$18.82	$0.84	$3.79	$(0.76)	$(38.47)

(1)
2012 results reflect the retrospective adoption on January 1, 2013 of amendments to IAS 19 Employee Benefits as described in note 3 (Summary of Significant Accounting Policies) to the interim consolidated statements for the three and nine months ended September 30, 2013.

Operating results at the company’s insurance and reinsurance operations continue to be affected by a difficult competitive environment. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes as in 2012, by reserve releases and strengthenings and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly impacted by net gains or losses on investments, the timing of which are not predictable.

Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; the inability of our subsidiaries to maintain financial or claims paying ability ratings; risks associated with our use of derivative instruments; the failure of our hedging methods to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the failure of any of the loss limitation methods we employ; the impact of emerging claim and coverage issues; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; and assessments and shared market mechanisms which may adversely affect our U.S. insurance subsidiaries. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.